As filed with the Securities and Exchange Commission on February 9, 2011
Registration No. 333-165940

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 10 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KIPS BAY MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	20-8947689 (I.R.S. Employer Identification No.)

3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota 55447
(763) 235-3540
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Manny Villafaña
Chairman and Chief Executive Officer
Kips Bay Medical, Inc.
3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota 55447
(763) 235-3540
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Robert K. Ranum, Esq. Thomas Steichen, Esq. Alexander Rosenstein, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, Minnesota 55402 (612) 492-7000	Christopher S. Auguste, Esq. Bill Huo, Esq. Ari Edelman, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee(3)
Common stock, par value $0.01 per share	$31,625,000	$3,672

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	The Registrant previously paid a registration fee of $4,100 in connection with its registration of shares with a proposed maximum aggregate offering price of $57,500,000 in the Registrant’s initial registration statement on Form S-1 (Registration No. 333-165940) filed April 8, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2011

Kips Bay Medical, Inc.

2,750,000 Shares of Common Stock

We are offering 2,750,000 shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect that the initial public offering price will be between $8.00 and $10.00 per share of our common stock. We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “KIPS.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$

Underwriting Discounts and Commissions(1)	$	$

Proceeds to Kips Bay Medical, Inc. (Before Expenses)	$	$

(1)	Does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering and additional items of value payable to the lead underwriters. See “Underwriting” for a description of compensation payable to the underwriters.

Delivery of the shares of common stock is expected to be made on or about          , 2011. We have granted the underwriters an option for a period of 45 days to purchase, on the same terms and conditions set forth above, up to an additional 412,500 shares of our common stock to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $      and the total proceeds to us, before expenses, will be $     .

Rodman & Renshaw, LLC	Newbridge Securities Corporation

Caris & Company	Chardan Capital Markets, LLC

Prospectus dated          , 2011

eSVS (R) Mesh = external saphenous vein support Above: Our External Saphenous Vein Support Technology, or Above: Our External Saphenous Vein Support Technology, or eSVS MESH is a mesh sleeve made of nitinol, an alloy of nickel and eSVS MESH is a mesh sleeve made of nitinol, an alloy of nickel and titanium, that is placed over the saphenous vein graft during coronary titanium, that is placed over the saphenous vein graft during coronary artery bypass grafting, or CABG surgery. We believe the use of our artery bypass grafting, or CABG surgery. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery could eSVS MESH with saphenous vein grafts in CABG surgery could improve the long-term outcome of CABG procedures, including improve the long-term outcome of CABG procedures, including improved openness and improved blood flow through the saphenous improved openness and improved blood flow through the saphenous vein graft, resulting in a reduced need for costly and potentially vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures. complicated reoperations or revascularization procedures. Left: Newly implanted unsupported (bottom) and eSVS Mesh supported Left: Newly implanted unsupported (bottom) and eSVS Mesh(top) aortocoronary vein grafts in a sheep. All study Left: Newly implanted unsupported (bottom) and eSVS Mesh animals supported (top) aortocoronary vein grafts in a sheep. All study were implanted in this manner, with a graft of each type. supported (top) aortocoronary vein grafts in a sheep. All study Caution: animals were implanted in this manner, with a graft of each type. Investigational device. Not available for sale in the United animals were implanted in this manner, with a graft of each type. States. Caution: We Investigational device. Not available for sale in the United received our CE Mark in May 2010. We began marketing Caution: Investigational device. Not available for sale in the United and States. We received our CE Mark commenced shipments of our in May 2010. eSVS MESH in We began marketing select European States. We received our CE Mark in May 2010. We began marketing Union and commenced shipments of our eSVS MESH in select European markets in June 2010. We have shipped 107 eSVS MESH and commenced shipments of our eSVS MESH in select European units Union markets in June 2010. We have shipped 107 eSVS MESH since June 2010. We anticipate beginning enrollment in a Union markets in June 2010. We have shipped 1__ eSVS MESH United units since June 2010. We anticipate beginning enrollment in a States IDE trial in the first half of 2011. units since June 2010. We anticipate beginning enrollment in a United States IDE trial in the first half of 2011. United States IDE trial in the first half of 2011.

Until          , 2011 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Prospectus Summary

This summary highlights certain information about us, this offering and selected information contained in the prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider the more detailed information in the prospectus, including “Risk Factors” and the financial statements and related notes. Unless we specify otherwise, all references in this prospectus to “Kips Bay,” “we,” “our,” “us” and “our company” refer to Kips Bay Medical, Inc.

Overview

We are a development stage medical device company focused on developing, manufacturing and commercializing our external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a mesh sleeve made of nitinol, an alloy of nickel and titanium, that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. The saphenous vein is a superficial vein in the leg, often used in CABG surgery. Based on the data collected in a 90 patient multi-center clinical trial conducted outside the United States, we received our CE Mark in May 2010. We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, in the United Arab Emirates in October 2010 and in Turkey in January 2011, but we have not generated significant revenue from the sale of products to date. The United States Food and Drug Administration, or FDA, is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We anticipate beginning enrollment in a United States IDE trial in the first half of 2011.

We have incurred net losses of $3.3 million and $10.1 million in the year ended December 31, 2009 and the nine months ended October 2, 2010, respectively. Our net loss for the nine months ended October 2, 2010 included a non-cash charge of $2.3 million, resulting from a modification to an investor stock purchase option exercised in February 2010, and a $5.0 million charge for the first milestone payment due to Medtronic, Inc. one year after the first commercial sale of our eSVS MESH. We are in the process of prosecuting our pending patent applications, and we do not currently hold any issued patents on our eSVS MESH.

Industry Background

According to the American Heart Association, approximately 17.6 million people in the United States have coronary artery disease, and approximately 587,000 people in the United States die each year as a result of the disease. In addition, according to a 2007 World Health Organization report, approximately 7.2 million people worldwide died of coronary heart disease in 2002. Physicians and patients may select from among a variety of treatments to address coronary artery disease, including pharmaceutical therapy, balloon angioplasty, stenting with bare metal or drug-eluting stents, and CABG procedures, with the selection often depending upon the stage of the disease. A stent is an expandable “scaffold-like” device, usually constructed of a stainless steel material, that is inserted into an artery to expand the inside passage and improve blood flow. According to an article published in the American Heart Association journal Circulation in 2009, CABG is the only appropriate method of coronary revascularization for patients with triple vessel disease, which is coronary artery disease in all three of the major blood vessels supplying the heart with blood, and left main disease, which is coronary artery disease in the left anterior descending artery.

CABG is one of the most commonly performed surgeries in the United States, with the American Heart Association estimating that 448,000 were performed in the United States in 2006. In addition, the Millennium Research Group, an independent market research firm, estimates that there will be 165,000 CABG procedures in Europe per year by 2013. The independent Synergy Between Percutaneous Coronary Intervention with Taxus and Cardiac Surgery, or SYNTAX, study, which was published in March 2009, compared CABG and implantation of drug-eluting stents and found that CABG is the more effective long-term treatment for coronary artery disease, achieving the best long-term patient outcomes as measured by survival rate and need for re-intervention 12 months after surgery. Moreover, patients with severe and multi-vessel coronary artery disease often cannot be effectively treated with methods other than CABG. According to the Millennium Research Group, moderate growth in CABG procedures is expected in the United States through 2012 and in Europe through 2013, largely due to the increase in procedure volumes caused by rising rates of coronary disease and the need for repeat revascularizations.

In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery, which supplies blood to the anterior chest wall and breasts, and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries. The effectiveness of the procedure, however, is often limited by the failure rate of saphenous vein grafts, which has been shown in various studies to range from 6% to 30% one year after surgery and 60% ten years after surgery. Failure of these grafts, typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to the need for further coronary interventions up to and including additional CABG procedures. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery could improve the long-term outcome of CABG procedures, including improved openness, or patency, and improved blood flow through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.

According to results published in the European Journal of Cardio-Thoracic Surgery in 2009, each CABG procedure involves an average of 3.3 bypass grafts, typically consisting of the left internal mammary artery, or LIMA, for one graft and the saphenous vein for the remaining 2.3 grafts per procedure. Some of the main advantages of using the saphenous vein include its ease of accessibility, its ease of handling, and the number of grafts, typically three, that can be constructed from a single vein. Despite these advantages and the widespread use of saphenous veins in CABG surgery, saphenous vein grafts fail more frequently than LIMA grafts due to differences in structure and size of saphenous vein grafts as compared to LIMA grafts. Unlike the LIMA, which is a thick-walled artery intended to handle the high pressure blood flow from the heart, saphenous veins are thin-walled vessels that are intended for a low-pressure venous environment. Saphenous veins are also typically larger than the coronary arteries to which they are attached and this difference in size disrupts blood flow, adding stress to the vessel wall and increasing the risk of thrombosis, or blood clotting. When the vein grafts used to bypass a blocked artery are exposed to the high pressure of arterial flow, there is significant stress on the thin wall of the veins. The vein responds to this injury by causing its inner walls to thicken, decreasing the inner diameter of the graft and often leading to failure of the bypass graft.

Our Solution

Our eSVS MESH is designed to address these limitations by providing the vein graft with physiological attributes similar to those of an artery by constricting the vein and preventing expansion of the vein graft and resulting injury due to increased pressure.

We believe the key benefits of our eSVS MESH technology include:

•	Structural support designed to inhibit vessel expansion and resulting damage to the vessel, which can prevent a thickening of the vessel wall over time, or hyperplasia, and resulting graft failure.

•	Radial constriction designed to cause the diameter of the graft, or lumen, to be consistent in size and more closely match the diameter of the target coronary artery to which it is attached, thereby increasing blood flow velocities, reducing the potential for clot formation, and inhibiting vein wall thickening.

•	Compatibility with current CABG procedures, including on-pump or off-pump procedures, and open or endoscopic saphenous vein harvest methods. On-pump CABG procedures are performed on a non-beating heart with the patient on a heart-lung machine, and off-pump CABG procedures are performed on a beating heart. Open saphenous vein harvest involves a long incision in the leg to expose the entire length of vein being harvested, and endoscopic saphenous vein harvest involves only small slits at the beginning and end of the vein segment being harvested, with the use of an endoscopic device to harvest the vein segment. Except for the placement of our eSVS MESH on the saphenous vein graft, the surgical steps to use a saphenous vein graft with our eSVS MESH are the same as would be performed for any coronary artery bypass procedure utilizing unsupported saphenous vein grafts. We do not expect, nor have we seen, a significant increase in CABG procedure time due to eSVS MESH use.

We are also pursuing additional applications for our eSVS MESH, including applications for use in peripheral artery bypass surgery, for use with coronary allografts, and for use in arteriovenous, or AV, fistula dialysis applications.

Intellectual Property

As of December 31, 2010, we had six patent applications pending in the United States and nine patent applications pending in countries outside the United States (including one Canadian application and one Japanese application for which we recently received notices of allowance) covering various aspects of our eSVS MESH. We also have one international patent application pending, which gives us the opportunity to file in more individual countries. Our six pending U.S. patent applications relate to intellectual property that we believe is significant to our eSVS MESH. We are in the process of prosecuting these pending patent applications, three of which have been examined and were initially rejected. We have received a favorable decision from the Board of Patent Appeals and Interferences, or BPAI, reversing the initial rejection of the first of these applications, and we therefore expect to receive a notice of allowance on such first application. We believe the decision of the BPAI in the first application supports our position with respect to the second rejected application as well as several of our other pending U.S. patent applications. We therefore believe that these applications will ultimately issue as U.S. patents having meaningful scope of protection relating to our eSVS MESH. However, neither the BPAI nor any patent examiners have issued, or indicated they intend to issue, reversals with respect to any applications other than the first application. To the extent that these applications or other pending patent applications do not issue as patents, or, if issued, are not issued in a form that is desirable or advantageous to us, we would be exposed to a greater risk of direct competition. See “Intellectual Property” on page 56 of this prospectus.

Clinical Development of Our eSVS MESH

In order to obtain authorization to apply the CE Mark to our product and begin sales in Europe, we conducted a 90 patient multi-center clinical trial outside the United States. The goals of this trial were to demonstrate that CABG surgery using our eSVS MESH was not inferior as to either safety or effectiveness as compared to traditional CABG surgery. We received our CE Mark in May 2010 based on data from angiographic studies nine to 12 months following surgery of the first 38 patients in the trial to complete such follow-up studies. Analysis of this data showed that the patency of vessels treated with our eSVS MESH was statistically equivalent and therefore non-inferior to the patency of untreated saphenous vein bypass vessels. The final results of the trial, which included angiographic data for 73 patients, differed from the results for the first 38 patients and were inconclusive as to whether the patency of eSVS MESH treated vessels was non-inferior to untreated vessels. Because our CE Mark submission was made pursuant to a protocol accepted by all participating clinical study sites and their respective Competent Authorities (government or government-appointed agencies in charge of approving medical device clinical studies prior to enrollment in such a study), and device and procedure safety have been demonstrated (no increase in adverse events as compared to published literature for CABG surgery), the final results do not impact the status or validity of our CE Mark. We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, in the United Arab Emirates in October 2010 and in Turkey in January 2011.

In the trial, we evaluated the safety of our eSVS MESH by comparing the rate of major adverse cardiac and cerebral events, or MACCE, 30 days following surgery for patients treated with our eSVS MESH against the same rate reported in published literature for patients with traditional CABG surgery. We evaluated efficacy by comparing the patency of vessels treated with eSVS MESH against the patency of untreated saphenous vein bypass vessels as measured by angiographic studies nine to 12 months following implant. The safety data from this trial has indicated that our eSVS MESH and implant procedure do not result in an increase in patient complications during or in the 30-day period after surgery. Based upon physician examination of 85 patients 30 days after surgery (five patients declined the 30-day follow-up examination), patients treated with our eSVS MESH experienced MACCE at a rate of 4.4% as compared to a MACCE rate of 9.4% for patients treated with traditional CABG surgery.

However, the effectiveness data from the trial is inconclusive primarily due to two complicating factors. First, one of the centers participating in the trial used implant methods incompatible with our eSVS MESH. Second, the amount of reduction in the diameter of the saphenous vein grafts, or downsizing, prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in saphenous vein grafts utilizing the eSVS MESH, particularly when our smallest device, 3.0 millimeters, was used.

Of the 90 patients participating in the study, 73 patients returned for angiographic studies nine to 12 months following their implant. If we exclude the eSVS MESH grafts implanted at the center with the incompatible treatment methods and grafts treated with our 3.0 millimeter eSVS MESH, at nine to 12 months following the procedure, 73% (24 of 33) of the eSVS MESH vessels were patent and 81% (59 of 73) of the untreated vessels were patent, statistically equivalent results. If we include all eSVS MESH grafts for which angiographic data was collected, 49% (36 of 73) of the eSVS MESH vessels were patent and 81% (59 of 73) of the untreated vessels were patent. In response to this data, we have modified our instructions for use to provide clear direction on the surgical method to be used with our eSVS MESH, discontinued the use of our 3.0 millimeter eSVS MESH and reduced the amount of downsizing specified for other device sizes. We also exclude saphenous veins with walls thicker than 0.7 millimeters. We believe these steps will resolve the patency issues identified in the trial.

The FDA is reviewing our application for an IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We anticipate beginning enrollment in a United States IDE trial in the first half of 2011. We could be delayed by adverse clinical results or regulatory complications. If we are unable demonstrate the effectiveness of our eSVS MESH with human clinical data, we may be unable to obtain regulatory approval for, or successfully commercialize, our eSVS MESH.

Our Strategy

Our objective is to achieve significant market adoption of our eSVS MESH technology in CABG and other vascular applications. Key elements of our strategy to achieve this objective include the following:

•	Work with respected medical centers and key thought leaders to demonstrate and communicate the potential benefits of our eSVS MESH.

•	Continue the process of marketing, selling and implementing systems for shipping, invoicing, distributor support and physician training and education, and other activities in support of the foregoing, which we refer to as “commercializing” in this prospectus, of our eSVS MESH in select European markets.

•	Obtain regulatory approval and commercialize our eSVS MESH in the United States.

•	Conduct trials to expand indications for our eSVS MESH.

Risks Associated with Our Business

Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:

•	We have a limited operating history, expect future losses, and may be unable to achieve or maintain profitability. Our business and prospects must be considered in light of the significant risks, expenses, and difficulties frequently encountered by medical device companies in their early stage of development.

•	We may be unable to successfully complete our clinical trials, obtain necessary regulatory agency approvals, and commercialize our eSVS MESH, or we may experience significant delays in doing so. If we are unable to prove the safety and effectiveness of our eSVS MESH through clinical trials, we will not receive marketing approvals and we will be unable to sell our eSVS MESH in the United States and other major markets. If we are unable to successfully commercialize our eSVS MESH, our ability to generate revenue will be significantly impaired.

•	We may be unable to obtain market acceptance of our eSVS MESH. If our eSVS MESH does not achieve an adequate level of acceptance by physicians, healthcare payors, and patients, we may not generate meaningful revenue and we may not become profitable.

•	Third-party payors may not provide sufficient coverage or reimbursement to healthcare providers for the use of our eSVS MESH. If our customers are unable to obtain adequate reimbursement for our eSVS MESH, market acceptance of our eSVS MESH would be adversely affected, and if medical institutions are unable to justify the costs of our eSVS MESH, they may refuse to purchase it, which would significantly harm our business.

•	We may be unable to protect our intellectual property rights, as discussed above under “Intellectual Property,” and claims of infringement or misappropriation of the intellectual property rights of others could prohibit us from commercializing our eSVS MESH.

•	If we determine to cease commercializing our eSVS MESH, the core intellectual property relating to our eSVS MESH will revert to Medtronic, Inc., and our business will be adversely affected.

You should carefully consider these factors, as well as all of the other information set forth in this prospectus, before making an investment decision.

Recent Developments

We commenced shipment of our eSVS MESH in select European markets in June 2010 and as of October 2, 2010 had shipped 65 units of our product to two distributors in Switzerland and Italy. Since October 2, 2010 and through the date of this prospectus, we have shipped an additional 115 units of our eSVS MESH to our distributors, including new distributors in the United Arab Emirates, Ireland, Turkey and the United Kingdom. To date, our eSVS MESH has been implanted at four centers in Switzerland, five centers in Italy, one center in Northern Ireland and one center in the United Arab Emirates.

Company Information

We were incorporated in Delaware in May 2007. Our principal executive offices are located at 3405 Annapolis Lane North, Suite 200, Minneapolis, MN 55447. Our telephone number is (763) 235-3540, and our website is www.kipsbaymedical.com. The information contained in or connected to our website is not incorporated by reference into, and should not be considered part of, this prospectus. Kips Bay Medical®, eSVS®, the Kips Bay Medical logo, and other trademarks or service marks of Kips Bay Medical, Inc. appearing in this prospectus are our property. Trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered by us	2,750,000 shares

Common stock to be outstanding immediately after this offering	16,331,791 shares

Use of Proceeds	We expect the net proceeds to us from this offering will be approximately $21.2 million, after deducting the estimated underwriting discounts and commissions, the underwriters’ non-accountable expense allowance and estimated offering expenses, assuming an initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus. We intend to use the net proceeds from this offering to seek regulatory approval to market our eSVS MESH in the United States and abroad, including human clinical trials in the United States; develop and test additional applications of our eSVS MESH; make certain milestone payments for our acquired intellectual property; and for working capital and general corporate purposes. See “Use of Proceeds” on page 24 of this prospectus.

NASDAQ Global Market Listing	We have applied for the listing of our common stock on the Nasdaq Global Market under the symbol “KIPS.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 8 of this prospectus.

Outstanding Shares

The number of shares of our common stock that will be outstanding immediately after this offering is based on 13,581,791 shares outstanding as of the date of this prospectus and excludes:

•	813,000 shares of common stock issuable upon the exercise of outstanding stock options as of the date of this prospectus at a weighted average exercise price of $4.12 per share;

•	1,186,000 additional shares of common stock reserved and available for future issuances under our 2007 Long-Term Incentive Plan; and

•	137,500 shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering that will remain outstanding after this offering at an exercise price equal to 125% of the initial public offering price.

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Financial Data

The following tables summarize our financial data. We have derived the statements of operations data for the period from May 1, 2007 (inception) through December 31, 2007 and the years ended December 31, 2008 and 2009 from our audited financial statements appearing elsewhere in this prospectus. We have derived the statements of operations data for the nine months ended October 3, 2009 and October 2, 2010, and for the period from May 1, 2007 (inception) through October 2, 2010, and the balance sheet data as of October 2, 2010 from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be experienced in the future. You should read this data in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes, all included elsewhere in this prospectus.

	Period from					Period from
	May 1, 2007					May 1, 2007
	(Date of					(Date of
	Inception) to			Nine Months Ended		Inception) to
	December 31,	Year Ended December 31,		October 3,	October 2,	October 2,
	2007	2008	2009	2009	2010	2010

Net sales	$—	$—	$—	$—	$107	$107
Cost of sales	—	—	—	—	(40)	(40)

Gross profit	—	—	—	—	67	67
Operating expenses:
Research and development	196	2,635	3,004	2,230	1,920	7,755
Selling, general and administrative	381	754	779	624	957	2,871
Milestone expense	—	—	—	—	5,000	5,000

Operating loss	(577)	(3,389)	(3,783)	(2,854)	(7,810)	(15,559)
Interest income	65	52	17	15	11	145
Interest expense	(164)	(390)	(181)	(181)	—	(735)
Impairment of available for sale securities	—	(85)	—	—	—	(85)
Change in fair value of investor stock purchase option	—	—	610	(200)	(2,290)	(1,680)

Net loss attributable to common stockholders	$(676)	$(3,812)	$(3,337)	$(3,220)	$(10,089)	$(17,914)

Basic and diluted net loss per share	(0.16)	(0.62)	(0.30)	(0.30)	(0.75)

Weighted average common shares outstanding—basic and diluted	4,106,557	6,100,767	11,069,342	10,648,309	13,378,378

		(In thousands, except share and per share amounts)

	As of October 2, 2010
	Actual	As Adjusted(1)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,171	$26,396
Working capital	662	21,887
Total assets	7,218	28,443
Long-term debt, net	—	—
Total stockholders’ equity	$1,136	$22,361

		(In thousands	)

(1)	As adjusted to reflect the sale of 2,750,000 shares of our common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share would increase or decrease cash and cash equivalents, working capital, total assets and total stockholders’ equity by $2.5 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows and financial condition could be harmed. In any such case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Strategy

We have a limited operating history, expect future losses, and may be unable to achieve or maintain profitability.

We were founded on May 1, 2007 and to date we have engaged primarily in development of and initial clinical trials of our external saphenous vein support system, or eSVS MESH. Accordingly, we have limited operating history on which to base an evaluation of our business and prospects. As of October 2, 2010, we had an accumulated deficit of $19.3 million. We have incurred net losses in each year since our inception, and we expect to continue to incur operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with developing medical devices, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have not generated any significant product revenues and we have financed our operations and internal growth primarily through private placements of equity securities and convertible promissory notes. Our prospects must be considered in light of the significant risks, expenses, and difficulties frequently encountered by medical device companies in their early stage of development. We may not be successful in addressing the risks we will encounter, and our failure to do so would likely harm our business and our ability to continue to operate.

The results of our initial human trial were inconclusive with respect to efficacy of our eSVS MESH and if we are unable to conclusively demonstrate the efficacy of our eSVS MESH through additional human trials, we may be unable to commercialize our eSVS MESH in the United States or other major markets or may experience significant delays in doing so, and our ability to generate revenue will be significantly delayed and our business will be harmed.

Our time and financial resources since our inception have largely been devoted to the development of our eSVS MESH. We have only completed one human clinical trial of 90 patients for our eSVS MESH, which was conducted outside of the United States. The safety data from this trial has indicated that our eSVS MESH and implant procedure do not result in an increase in patient complications during or in the 30 days after surgery. However, the effectiveness data from the trial is inconclusive primarily due to two complicating factors. First, one of the centers participating in the trial used implant methods incompatible with our eSVS MESH. Second, the amount of reduction in the diameter of the saphenous vein grafts, or downsizing, prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in saphenous vein grafts utilizing our eSVS MESH, particularly when our smallest device, 3.0 millimeters, was used. As a result, based on angiographic studies nine to 12 months following surgery, 49% (36 of 73) of the eSVS MESH vessels were patent or open and 81% (59 of 73) of the untreated vessels were patent. We are currently seeking FDA authorization to commence a trial in the U.S. involving a larger number of patients. In support of our request for such authorization, we have submitted to the FDA the results of our human clinical trial outside the U.S. as well as the results of our animal studies. The efficacy data from our trial outside the U.S. may cause the FDA to deny authorization for a larger human clinical trial in the U.S., in which case we would incur delays as we seek further efficacy data outside the U.S. If we are unable to demonstrate with human clinical data that our eSVS MESH is safe and improves the long term patency of saphenous vein grafts as compared to traditional CABG surgery, we will be unable to obtain regulatory approval for, or successfully commercialize, our eSVS MESH. We have no other products ready for clinical testing or commercialization; therefore, our ability to remain in business would be doubtful if our eSVS MESH is not proven to be safe and effective.

If the data from our clinical trials is not adequate, we may not proceed with our planned filing of applications for regulatory approvals in the United States or other major markets, or we may be forced to delay these filings. Even if we file an application for approval with satisfactory clinical data, the FDA or foreign regulatory authorities may not accept our filing, or may request additional information, including data from additional clinical trials. Delays in collecting or analyzing our clinical trial data could result in delays in filing regulatory applications with the FDA or other regulatory authorities. The FDA or foreign regulatory authorities may also approve our eSVS MESH for very limited purposes with many restrictions on its use or in limited sizes, may delay approvals, or ultimately may not grant marketing approval for our eSVS MESH. Although we have obtained CE Mark approval in Europe and even if we do receive FDA or other foreign regulatory approval, we may be unable to successfully commercialize our eSVS MESH in Europe, the United States, or other major markets, and our ability to generate revenue will be significantly impaired.

Our success depends on the coronary bypass graft market and the superior outcomes of coronary bypass surgery over competitive procedures, and such superior outcomes may not continue.

Physicians treat coronary artery disease with methods other than CABG procedures, including interventional techniques such as balloon angioplasty with or without the use of stents, pharmaceuticals, atherectomy catheters, and lasers. Several of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances may result in improvements in these alternative treatments or new therapies that produce superior treatment outcomes as compared to CABG surgery. The medical device industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon physicians continuing to perform a significant number of CABG procedures and our ability to achieve and maintain a competitive position in the development of technologies and products in the coronary artery bypass field. If physicians, patients, or hospitals opt to use our competitors’ products, our commercial opportunity will be reduced and our potential revenues will suffer.

The market acceptance of new medical technologies is uncertain, and we may be unable to obtain market acceptance of our eSVS MESH.

Even if our clinical trials demonstrate that the use of our eSVS MESH provides equivalent or more effective results as compared to coronary bypass operations using only the unsupported saphenous vein grafts and if all regulatory approvals are obtained, the success of our eSVS MESH will depend upon the acceptance by cardiovascular and cardiothoracic surgeons of our eSVS MESH as equivalent or better than the current saphenous vein procedure and other available treatments. We believe that physicians’ recommendations will be essential for the development and successful marketing of our eSVS MESH, and physicians will not begin to use our eSVS MESH unless they determine that it is a safe and effective alternative to current treatment methods. The degree of physician and market acceptance of our eSVS MESH will depend on a number of factors, including:

•	the perceived effectiveness of our eSVS MESH relative to its cost;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	effectiveness of our sales and marketing efforts;

•	publication in peer-reviewed medical journals of data regarding the successful use and longer term clinical benefits of our eSVS MESH;

•	development of new products and technologies by our competitors or new alternative treatments;

•	regulatory developments related to manufacturing, marketing and selling our eSVS MESH both within and outside the United States;

•	perceived liability risks arising out of the use of new products;

•	the willingness of physicians to adopt new technologies and the ability of physicians to acquire the skills necessary to use our eSVS MESH;

•	the strength of our sales and marketing support; and

•	the adequacy of third-party coverage or reimbursement.

If our eSVS MESH does not achieve an adequate level of acceptance by physicians, healthcare payors, and patients,

we may not generate meaningful revenue and we may not become profitable. In addition, we have not yet determined pricing for our eSVS MESH and our pricing policies could adversely impact market acceptance of our eSVS MESH as compared to competing products and treatments. Any of the foregoing factors, or other factors, could limit or detract from market acceptance of our eSVS MESH. If our eSVS MESH is not accepted by the market, our business would be harmed.

We will be subject to intense competition and the risk of obsolescence if our competitors develop products superior to our eSVS MESH.

We face competition from established medical technology, pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies, and private and public research institutions in the United States and abroad. The industry in which we operate has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances are made. Our competitors may develop and commercialize medical device or pharmaceutical products that are safer or more effective, have fewer side effects or are less expensive than coronary artery bypass surgery. For example, we are aware of companies that are developing various other less-invasive technologies for treating cardiovascular disease, which could make our technology obsolete. We also compete in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

Furthermore, companies with significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we have may be working on products similar to our eSVS MESH. Our eSVS MESH may not replace current surgical techniques and other products or techniques may render our eSVS MESH obsolete. In addition, our distributors will also face competition from established companies with significantly greater financial and marketing resources. Our competitors may produce more advanced products than ours or demonstrate superior safety of their products. Our ability to effectively compete depends on our ability to innovate successfully. There are few barriers that would prevent new or existing competitors from developing products that compete directly with ours. Demand for our eSVS MESH could be diminished by equivalent or superior products and technologies offered by competitors.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

Our competitive position also depends on:

•	obtaining any necessary United States or foreign marketing approvals;

•	widespread awareness, acceptance and adoption by the cardiovascular and cardiothoracic markets of our eSVS MESH;

•	product coverage and reimbursement from third-party payors, insurance companies and others;

•	published studies supporting the effectiveness and safety and long-term clinical benefit of our eSVS MESH;

•	properly identifying customer needs and delivering new products or product enhancements to address those needs;

•	limiting the time required from proof of feasibility to routine production;

•	limiting the timing and cost of regulatory approvals;

•	our ability to attract and retain qualified personnel;

•	the extent of our patent protection or our ability to otherwise develop proprietary products and processes;

•	our ability to maintain adequate manufacturing capacity and to source the materials and equipment required to manufacture our eSVS MESH; and

•	securing sufficient capital resources to expand our research and development, sales and marketing efforts, and manufacturing capacity.

If our eSVS MESH is not competitive based on these or other factors, our business would be harmed.

We have limited manufacturing resources and experience, and if our manufacturing facilities are unable to provide an adequate supply of our eSVS MESH, our growth could be limited and our business could be harmed.

We have limited experience in manufacturing our eSVS MESH and rely on outside vendors for several materials and processes. We currently manufacture our eSVS MESH for our clinical trials, research and development purposes and commercialization at our manufacturing facility in Minnesota. If our existing manufacturing facility experiences a disruption, we would have no other means of manufacturing our eSVS MESH until we are able to restore the manufacturing capability at our current facility or develop alternative manufacturing facilities.

If we are unable to produce sufficient quantities of our eSVS MESH for use in our current and planned clinical trials or for commercialization, or if our manufacturing process yields a substandard product, our regulatory, development and commercialization efforts would be delayed.

In order to produce our eSVS MESH in the quantities that will be required for commercialization, we will have to increase, or “scale up,” the production process over the current level of production. Manufacturers often encounter difficulties in scaling up production, including problems involving yields, controlling and anticipating costs, quality control and assurance, supply and shortages of qualified personnel. If the scaled-up production process is not efficient or produces a product that does not meet quality and other standards, we may be unable to meet market demand and our revenues, business and financial prospects would be adversely affected. The contract vendors with which we are and will be developing relationships may not have the ability to produce the quantities of the materials needed for human clinical trials or commercial sales or may not do so at prices that allow our eSVS MESH to compete successfully in the market.

Additionally, any damage to or destruction of our facilities or our equipment, prolonged power outage or contamination at our facilities would significantly impair our ability to produce our eSVS MESH.

We depend upon third-party suppliers, making us vulnerable to supply problems and price fluctuations.

We rely on third-party suppliers to provide us certain components of our eSVS MESH. We depend on these suppliers to provide us with materials in a timely manner that meet our quality, quantity and cost requirements. These suppliers may encounter problems during manufacturing for a variety of reasons, including unanticipated demand from larger customers, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction, quality or yield problems, and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside suppliers also subjects us to other risks that could harm our business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from defects, reliability issues or changes in components from suppliers;

•	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

•	errors in manufacturing components, which could negatively impact the effectiveness or safety of our eSVS MESH or cause delays in shipment of our eSVS MESH;

•	discontinued production of components, which could significantly delay our production and sales and impair operating margins;

•	inability to obtain adequate supplies in a timely manner or on commercially acceptable terms;

•	difficulty locating and qualifying alternative suppliers for our sole-source supplies;

•	delays in production and sales caused by switching components, which may require product redesign and new regulatory submissions;

•	delays due to evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	non-timely delivery of components due to our suppliers manufacturing products for a range of customers; and

•	inability of suppliers to fulfill orders and meet requirements because of supplier financial hardships.

Other than existing, unfulfilled purchase orders, our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of our supplies. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components used in our eSVS MESH would limit our ability to manufacture our eSVS MESH and could have a material adverse effect on our business, financial condition and results of operations. We have no reason to believe that any of our current suppliers could not be replaced if they were unable to deliver components to us in a timely manner or at an acceptable price and level of quality. However, if we lost one of these suppliers and were unable to obtain an alternate source on a timely basis or on terms acceptable to us, our production schedules could be delayed, our margins could be negatively impacted, and we could fail to meet our customers’ demand. Our customers will rely upon our ability to meet committed delivery dates and any disruption in the supply of key components would adversely affect our ability to meet these dates and could result in legal action by our customers, cause us to lose customers or harm our ability to attract new customers, any of which could decrease our revenue and negatively impact our growth. In addition, to the extent that our suppliers use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials or components from alternative sources.

Manufacturing operations are often faced with a supplier’s decision to discontinue manufacturing a component, which may force us to make last time purchases, qualify a substitute part, or make a design change which may divert engineering time away from the development of new products.

Quality issues in our manufacturing processes could delay our clinical trials and our commercialization.

Even if we are able to contract with manufacturers for key materials or supplies, we may experience future manufacturing difficulties. Any difficulties in locating and hiring material manufacturers or in the ability of manufacturers to supply materials at the times and in the quantities we need, and at prices that allow us to compete, could have a material adverse effect on our business.

The production of our eSVS MESH must occur in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. In addition, we must meet certain lot release specifications before our eSVS MESH can be shipped to our clinical trial sites or to commercial markets. If a particular lot fails to meet lot release specifications, we will not be able to ship that lot to our clinical trial sites or to commercial markets. If we are not able to maintain stringent quality controls, if contamination problems arise or if we are not able to meet our lot release specifications, our clinical trials or sales efforts could be delayed, which would harm our business and our results of operations.

Our business is subject to risks relating to operating internationally.

As part of our product development and regulatory strategy, we intend to market our eSVS MESH internationally. There are a number of risks associated with conducting business internationally, including:

•	potential differences in treatment protocols and methods across the markets in which we expect to market our eSVS MESH;

•	potential differences in reimbursement levels and the requirements necessary to obtain such reimbursement;

•	general economic and political conditions in the markets in which we operate;

•	potential international conflicts, including terrorist acts;

•	potential increased costs associated with overlapping tax structures;

•	potential trade restrictions, exchange controls and legal restrictions on the repatriation of funds into the United States;

•	difficulties and costs associated with staffing and managing foreign operations, including risks of violations of local laws or the U.S. Foreign Corrupt Practices Act by employees overseas or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

•	unexpected changes in regulatory requirements;

•	the difficulties of compliance with a wide variety of foreign laws and regulations;

• unfavorable regulations in foreign jurisdictions regarding distributors;

•	the deferral of revenue recognition;

•	longer accounts receivable cycles in certain foreign countries; and

•	import and export licensing requirements.

Any of these risks could adversely affect our international operations or financial results, which would harm our business.

We could become subject to product liability claims, product recalls, other field actions and warranty claims that could be expensive, divert management’s attention, and harm our business.

We face an inherent risk of exposure to product liability claims in the event that the use of our eSVS MESH results or is alleged to have resulted in adverse effects to a patient. In many jurisdictions, producers of medical products are strictly liable for personal injuries caused by medical devices. A product liability claim against us, even if we are ultimately successful in defending it, could have a material adverse effect on our business, results of operations and reputation.

We may be held liable if our eSVS MESH causes injury or death or is found otherwise unsuitable during usage. Because our eSVS MESH is designed to be used in complex surgical procedures, defects could result in a number of complications, including serious injury or death. It is also possible that defects in the design, manufacture or labeling of our eSVS MESH might necessitate a product recall or other field corrective action, which may result in warranty claims beyond our expectations and may harm our reputation. We believe potential disadvantages associated with our eSVS MESH include the possibility of allergic reaction to the implant materials and the possibility of damage to the saphenous vein during placement of our eSVS MESH. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. The coverage limits of our insurance policies may not be adequate to cover future claims. We may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts. A product liability claim, any product recalls or other field actions or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us, any of which could harm our reputation and business.

If third-party payors do not provide sufficient coverage or reimbursement to healthcare providers for the use of our eSVS MESH, our acceptance in the marketplace would be harmed.

The availability of insurance coverage and reimbursement for newly approved medical devices and procedures is uncertain. Our success depends upon the use of our eSVS MESH and whether third-party insurance coverage and reimbursement for the use of this product is available.

Our success in international markets depends upon the eligibility of reimbursement for our eSVS MESH through government-sponsored healthcare payment systems and third-party payors. Reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. As an example, we were recently denied government-sponsored reimbursement in Germany for our eSVS MESH for calendar year 2011. In addition, as economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our eSVS MESH and these efforts are expected to continue. Market acceptance of our eSVS MESH in a particular country may depend on the availability and level of reimbursement in that country. In the event that our customers are unable to obtain adequate reimbursement for our eSVS MESH in international markets in which we are seeking to sell our eSVS MESH, market acceptance of our eSVS MESH would be adversely affected.

In the United States, our eSVS MESH would be purchased primarily by medical institutions, which would then bill various third-party payors, such as the Centers for Medicare & Medicaid Services, or CMS, which administer the Medicare program, and other government programs and private insurance plans, for the healthcare services provided to their patients. The process involved in applying for coverage and incremental reimbursement from

CMS is lengthy and expensive. Even if our eSVS MESH receives FDA and other regulatory approval, it may not be granted coverage and reimbursement in the foreseeable future, if at all. Moreover, many private payors look to CMS in setting their reimbursement policies and amounts. If CMS or other agencies limit coverage or decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors.

CMS may not provide coverage and reimbursement for our eSVS MESH. If a medical device does not receive incremental reimbursement from CMS, then a medical institution would have to absorb the cost of our eSVS MESH as part of the cost of the procedure in which the products are used. Acute care hospitals are now generally reimbursed by CMS for inpatient operating costs under a Medicare hospital inpatient prospective payment system. Under the Medicare hospital inpatient prospective payment system, acute care hospitals receive a fixed payment amount for each covered hospitalized patient based upon the Diagnosis-Related Group, or DRG, to which the inpatient stay is assigned, regardless of the actual cost of the services provided. At this time, we do not know the extent to which medical institutions would consider insurers’ payment levels adequate to cover the cost of our eSVS MESH. Failure by hospitals and physicians to receive an amount that they consider to be adequate reimbursement for procedures in which our eSVS MESH is used could deter them from purchasing our eSVS MESH and limit our revenue growth. In addition, pre-determined DRG payments may decline over time, which could deter medical institutions from purchasing our eSVS MESH. If medical institutions are unable to justify the costs of our eSVS MESH, they may refuse to purchase it, which would significantly harm our business.

We may not be able to attract and retain the technical, regulatory, and sales personnel necessary for our success, which may divert management’s attention and negatively impact our operations.

We are highly dependent on our senior management, specifically Manny Villafaña, our Chairman and Chief Executive Officer, and Michael Winegar, our Chief Operating Officer and Vice President of Regulatory Affairs. The loss of services of either of these individuals would impair our ability to commercialize our eSVS MESH and develop new products and would harm our business. Our success will depend on our ability to retain our senior management and to attract and retain qualified personnel in the future. Competition for senior management personnel, as well as clinical and regulatory specialists, engineers and sales personnel, is intense and we may not be able to retain our personnel. The loss of a member of our senior management or our professional staff would require the remaining senior executive officers to divert immediate and substantial attention to seeking a replacement. Each of our senior officers may terminate his employment at any time without notice and without cause or good reason. We do not carry key person life insurance on any of our employees. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

We will need to increase the size of our organization and we may experience difficulties managing growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

We expect to significantly expand our manufacturing operations, sales support and marketing staff, and administrative and financial resources to meet anticipated growth in demand for our eSVS MESH. We may face difficulties in recruiting, training, managing and retaining an adequate number of qualified personnel to support this growth. Rapid expansion in personnel may mean that less experienced people could be manufacturing and providing clinical and sales and marketing support for our eSVS MESH, and managing our administrative and financial functions, which could result in unanticipated costs and disruptions to our operations. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results will suffer.

Becoming a public company will cause us to incur increased costs and demands on our management and divert management’s attention from our core business.

The obligations of being a public company, including substantial public reporting and auditing obligations, will require significant additional expenditures, place additional demands on our management and divert management’s time and attention away from our core business. These additional obligations will require us to hire additional personnel in order to ensure compliance with the regulatory requirements of the Securities and Exchange Commission and the NASDAQ Global Market. We will be required to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report for the year ending December 31, 2011. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions relating to our internal controls or the impact of the same on our operations. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our ability to compete will be harmed.

We currently rely upon trade secret laws and confidentiality agreements to protect our technology. We have six patent applications currently pending in the United States and nine patent applications pending in countries outside the United States (including one Canadian application and one Japanese application for which we recently received notices of allowance) on our eSVS MESH. We also have one international patent application pending. Some of our pending patent applications have been examined and currently stand rejected. These currently rejected patent applications relate to intellectual property that we believe is significant to the design of our eSVS MESH. We will continue to pursue obtaining patents from these rejected applications and other pending patent applications. Although we have received a favorable decision from the BPAI reversing the initial rejection of the first of these applications, our pending patent applications may not mature into issued patents, or, if issued, may not issue in a form that is desirable or advantageous to us. In that case, we would be exposed to a greater risk of direct competition. Competitors could purchase our eSVS MESH and attempt to replicate some or all of the competitive advantages we derive from our eSVS MESH or competitors could more readily be able to design around our technology. We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, before any of our pending European patent applications have issued as patents. Any patents we obtain in the future might be invalidated or circumvented by third parties. If any challenges are successful or if we fail to obtain patents from pending applications, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management’s attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific circumstances and that all inventions arising out of the individual’s relationship with us shall be our exclusive property. Additionally, we seek to have our consultants and advisors execute similar confidentiality and assignment-of-inventions agreements with us, but in some instances these agreements have not included assignment-of-invention provisions. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology.

Claims of infringement or misappropriation of the intellectual property rights of others could prohibit us from commercializing our eSVS MESH and harm our business.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming.

Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

We are aware of patents issued to third parties that contain subject matter related to our technology. These or other third parties may assert that our eSVS MESH infringes the claims in their patents or seek to expand their patent claims to cover aspects of our eSVS MESH. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may be required to redesign our eSVS MESH to avoid infringement, and it may not be possible to do so effectively. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could cause us to incur significant costs, place significant strain on our resources, divert management’s attention from our business and harm our reputation and prevent us from commercializing our eSVS MESH or any other product we may develop, which would have a significant adverse impact on our business. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

If the core intellectual property relating to our eSVS MESH reverts to Medtronic, Inc., our business will be adversely affected.

The core intellectual property relating to our eSVS MESH, including five patent applications pending in the United States and nine patent applications pending in countries outside the United States, was sold to us by Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. Any or all licenses granted to us pursuant to our agreement with Medtronic may be terminated and potentially all of the core intellectual property and patent rights related to our eSVS MESH will revert to Medtronic, upon notice by Medtronic, if we become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership or otherwise lose legal control of our business. Medtronic may also cause the core intellectual property and patent rights related to our eSVS MESH to revert to Medtronic if we determine to cease commercializing our eSVS MESH. The agreement with Medtronic does not define what constitutes “commercializing” for these purposes and we may disagree with Medtronic as to whether any delays, suspensions or deprioritizing of our activities with respect to our eSVS MESH constitute a determination to cease commercializing. A dispute over the circumstances under which the core intellectual property rights revert to Medtronic could be expensive and time consuming, and any reversion of these rights to Medtronic would adversely affect our business.

Risks Related to Regulatory Approval and Other Government Regulations

We will be subject to government regulation, and we may not receive approval for our eSVS MESH in the United States on a timely basis, if at all.

Our eSVS MESH, product development activities and manufacturing processes are, and will continue to be,

subject to extensive and rigorous scrutiny and regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the introduction of medical devices, as well as manufacturing, labeling and record keeping procedures for such products. The process of obtaining marketing clearance or approval for new medical products from the FDA is costly and time consuming, and there can be no assurance that such approval will be granted for our eSVS MESH on a timely basis, if at all, or that the FDA review will not involve delays that would adversely affect our ability to commercialize our eSVS MESH. Even if regulatory clearance or approval to market a product is obtained from the FDA, this clearance or approval may entail limitations on the indicated uses of the product. Marketing clearance or approval can also be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance.

The FDA will require us to file a Pre-Market Approval, or PMA, application with regard to our eSVS MESH, and there is no assurance whatsoever that approval will be obtained. Even if approval is obtained, the process of obtaining a PMA is expensive, uncertain and lengthy, frequently requiring several years from the date of submission. Changing FDA policies and requirements for PMA products may add additional uncertainty. Significant delay or failure to obtain FDA approval to market our eSVS MESH would harm our business.

The FDA may not approve our investigational device exemption application for our eSVS MESH, which would prevent us from conducting our clinical trials in the United States, and even if the FDA does grant such approval, our clinical trials may be more costly and burdensome than we currently anticipate, which would limit or delay our ability to complete clinical trials and ultimately market our eSVS MESH in the United States.

The FDA is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. The FDA has not yet approved our application for an IDE and may never grant such approval.

If the FDA approves our IDE application, the clinical trials we conduct may have unanticipated complications and delays and may be more costly than we currently anticipate. The FDA may approve our IDE application with conditions relating to the scope or design of our clinical trials for which we have not planned. These conditions may require us to collect additional data, enroll more patients, spend more time and expend more resources than we currently anticipate, and these conditions may make a clinical trial in the United States more costly and time consuming than we currently plan. Any unanticipated costs and length of U.S. clinical trials would delay our ability to market our eSVS MESH in the United States, which would harm our business.

If the FDA does not approve our IDE application, we would be unable to conduct clinical trials of our eSVS MESH in the United States. If our IDE application is not approved and we are unable to conduct U.S. clinical trials, we would not be able to submit a PMA application and we would be unable to market our eSVS MESH in the United States, which would have an adverse effect on our business.

Even if our eSVS MESH is approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our eSVS MESH, it could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of our eSVS MESH is granted in the United States, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or effectiveness of the product. Later discovery of previously unknown problems with our eSVS MESH, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

We will be highly dependent on third-party institutions to conduct our clinical testing, and the results of such testing may delay or prevent regulatory approval of our eSVS MESH.

We rely on clinical investigators and clinical trial sites to enroll patients in our clinical trials and other third parties to manage our trials and to perform related data collection and analysis. However, we are not able to control the amount and timing of resources that clinical trial sites devote to our clinical trials. If these clinical investigators and clinical trial sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols, we will be unable to complete our planned trials, which could prevent us from obtaining regulatory approvals for our eSVS MESH. Our agreements with clinical investigators and clinical trial sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our planned trials could be delayed or terminated. If these clinical investigators, clinical trial sites, or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, the FDA’s good clinical practice regulations or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, our eSVS MESH.

In addition, the data obtained from human clinical testing is subject to varying interpretations that could delay, limit or prevent regulatory approval, and delays or rejection may be encountered based upon changes in FDA policy for device approval during the period of development.

Our facilities will be subject to inspection by the FDA and international authorities, and we could face penalties if we are found to be non-compliant with the regulations of the FDA or international authorities.

The FDA and various other authorities will inspect our facilities from time to time to determine whether we are in compliance with regulations relating to medical device manufacturing, including regulations concerning design, manufacturing, testing, quality control, product labeling, distribution, promotion, and record keeping practices. A determination that we are in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures or, in extreme cases, criminal sanctions. Even if regulatory approvals to market a product are obtained from the FDA, such approvals may contain limitations on the indicated uses of our eSVS MESH. The FDA could also limit or prevent the manufacture or distribution of our eSVS MESH and has the power to require the recall of products. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that the future interpretations made by the FDA or other regulatory bodies with possible retroactive effect will not adversely affect us.

Our promotional and marketing activities will be subject to regulation by the FDA and international authorities, and we could face severe penalties if we are found to be promoting our eSVS MESH for an unapproved use.

If the FDA or international authorities determine that our promotional materials or activities constitute promotion of our eSVS MESH for an unapproved use, it could demand that we cease the use of or modify our promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or other materials to constitute promotion of our eSVS MESH for an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Our success will also be dependent on complying with foreign regulatory requirements, and our inability to do so could result in sales of our eSVS MESH being restricted internationally.

Our revenues will initially be dependent upon sales of our eSVS MESH outside the United States. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We will rely heavily upon independent foreign distributors to comply with such foreign regulatory requirements. Our inability or failure or the inability or failure of such foreign distributors to comply with varying foreign regulation or the imposition of new regulations could restrict the sale of our eSVS MESH internationally and thereby harm our business.

Legislation may negatively affect coverage and reimbursement levels for our eSVS MESH.

Even if third-party payors provide adequate coverage and reimbursement for our eSVS MESH, adverse changes in third-party payors’ general policies toward reimbursement could preclude market acceptance for our eSVS MESH and harm our potential sales and revenue growth, which in turn would harm our business. Recently, healthcare reform legislation was signed into law in the United States and we expect that there will continue to be legislative proposals for governmental controls over healthcare in the United States and other countries. Some third-party payors also require pre-approval of coverage or companies to demonstrate the superiority of their product before they will reimburse healthcare providers who use such devices or procedures.

The trend toward managed healthcare in the United States and other countries and legislation intended to reduce the cost of government insurance programs will significantly influence the purchase of healthcare services and products, and could result in lower or no reimbursement for our eSVS MESH. It is uncertain whether our eSVS MESH will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

Our operations involve hazardous materials, and we must comply with environmental laws and regulations.

We are subject to a variety of state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. We currently generate small quantities of waste alcohol and acids, classifying us as a Very Small Quantity Generator with the Minnesota Pollution Control Agency, which requires us to comply with county and state registration requirements. Compliance costs will be less than $5,000 for 2010 and 2011. However, environmental laws could become more stringent over time, and we may increase the use of hazardous materials in our operations in the future, which could impose greater compliance costs on us and increase the risks and penalties associated with violations, any of which could harm our business. Compliance with future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. We could incur costs, fines and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes.

Risks Related to Our Common Stock and this Offering

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial public offering price.

Prior to this initial public offering there has not been a public market for our common stock. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our common stock that you buy. The initial public offering price for our common stock will be determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition to the risk factors discussed elsewhere in this section, the following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

•	inconclusive or failed clinical trial outcomes of our eSVS MESH;

•	failure to achieve market acceptance for our eSVS MESH;

•	inability to manufacture our eSVS MESH in adequate quantities or to commercial standards;

•	departure of key personnel;

•	inability to hire, train and retain qualified personnel to support our growth;

•	variations in our quarterly operating results or those of companies that are perceived to be similar to us;

•	announcements by our competitors of significant technological developments;

•	changes in governmental regulations and standards;

•	litigation related to patent infringement and product liability claims;

•	changes to financial estimates by equity research analysts;

•	sales of common stock or other securities by us in the future;

•	decreases in market valuations of similar companies; and

•	fluctuations in stock market prices and volumes.

Each of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

In addition, the stock markets have been extremely volatile. Securities class action litigation is often initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we would incur substantial costs and our management’s attention would be diverted from our operations.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable research or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. Equity research analysts may elect not to provide research coverage of our common stock, which may adversely affect the market price of our common stock. If equity research analysts do provide research coverage of our common stock, the price of our common stock could decline if one or more of these analysts downgrade our common stock or if they issue other unfavorable commentary about us or our business. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock by our existing stockholders could cause our stock price to decline and cause you to lose part or all of your investment.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock for at least 180 days after the date of this prospectus, subject to certain exceptions. Upon expiration of the lock-up period, shares of our common stock will be eligible for sale in the public market. In addition, we intend to file registration statements with the SEC covering (a) any shares of our common stock acquired upon option exercises prior to the closing of this offering, (b) all of the shares subject to options outstanding, but not exercised, as of the closing of this offering and (c) all of the shares available for future issuance under our stock incentive plan upon the closing of this offering. The market price of shares of our common stock may decrease significantly when the restrictions on resale by our existing stockholders lapse and our stockholders, warrant holders and option holders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree or which cause our stock price to decline.

A significant portion of our net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will have to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether we use the net proceeds from this offering appropriately. We may place the net proceeds in investments that do not produce income or that lose value, which may cause our stock price to decline.

Our directors, executive officers and significant stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

We anticipate that our directors and executive officers and their affiliated entities will, in the aggregate, beneficially own 35.2% of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares. In addition, Kips Bay Investments, LLC will beneficially own 41.4% and Mr. Villafaña, our Chairman and Chief Executive Officer, will beneficially own 32.9% of our outstanding common stock following the completion of this offering, and together will be able to control or influence significantly all matters requiring approval by our stockholders. Our directors, executive officers, significant stockholders and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and our certificate of incorporation allows us to authorize and issue preferred stock with rights and preferences superior to our common stock without stockholder approval.

Provisions of our certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent unless unanimous, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase common stock in this offering, you will incur immediate dilution of $7.63 in as adjusted net tangible book value per share of common stock, based on an assumed initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus, because the price that you pay will be substantially greater than the as adjusted net tangible book value per share of common stock that you purchase. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our common stock. In addition, if outstanding options to purchase our common stock are exercised, you will experience additional dilution.

We do not intend to declare dividends on our common stock after this offering, and you should not expect to receive dividends on your common stock for the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

We anticipate future losses and may require additional financing, and our failure to obtain additional financing when needed could force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to incur losses for the foreseeable future, and we may require financing in addition to the proceeds of this offering in order to satisfy our capital requirements. In particular, we may require additional capital in order to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing and future products. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may terminate or delay the development of our eSVS MESH, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our eSVS MESH.

Our future capital requirements will depend on many factors, including:

•	the costs of expanding our distribution network and our manufacturing operations;

•	the degree of success we experience in commercializing our eSVS MESH;

•	the number and types of future products we develop and commercialize;

•	the costs, timing and outcomes of regulatory reviews associated with our future product candidates;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	the extent and scope of our general and administrative expenses.

Raising additional capital may cause dilution to our stockholders or restrict our operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and harm our business. We expect that the proceeds from the offering will be sufficient to fund our planned operations for at least the next 12 months, and we have no current intention to enter into any credit facility or loan agreement, but may do so in the future. We do not anticipate any adverse effects stemming from the lack of available credit facilities at this time.

Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	our ability to commercialize our eSVS MESH technology;

•	our ability to obtain and maintain foreign and domestic regulatory approvals of our eSVS MESH technology;

•	our ability to obtain coverage and reimbursement from third-party payors for our eSVS MESH technology and the extent of such coverage;

•	the successful development of our distribution and marketing capabilities;

•	our ability to attract and retain scientific, regulatory, and sales and marketing support personnel;

•	our ability to obtain and maintain intellectual property protection for our eSVS MESH technology;

•	any future litigation regarding our business, including product liability claims;

•	changes in governmental laws and regulations relating to healthcare;

•	the availability and cost of third-party products and the ability of our suppliers to timely meet our demands;

•	changes affecting the medical device industry;

•	general and economic business conditions; and

•	the other risks described under “Risk Factors” in this prospectus.

These factors could cause actual results to differ materially from the results anticipated by these forward-looking statements. You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

You should read this prospectus completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

Information and management estimates contained in this prospectus concerning the medical device industry and the coronary artery bypass graft market, including our general expectations and market position, market opportunity and market share, are based on publicly available information, such as clinical studies, academic research reports and other research reports. The management estimates are also derived from our internal research, using assumptions made by us that we believe to be reasonable and our knowledge of the industry and markets in which we operate and expect to compete. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Use of Proceeds

Assuming an initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus, we estimate our net proceeds from the sale of 2,750,000 shares of our common stock in this offering will be $21.2 million, after deducting the estimated underwriting discounts and commissions, the underwriters’ non-accountable expense allowance and our estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds from this offering will be $24.6 million, after deducting the estimated underwriting discounts, the underwriters’ non-accountable expense allowance and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share would increase or decrease the net proceeds to us from this offering by $2.5 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for the following purposes:

•	approximately $7.0 to 10.0 million to fund the process of seeking regulatory approval to market our eSVS MESH in the United States and abroad, including human clinical trials in the United States;

•	approximately $3.0 million to fund the development and testing of additional applications of our eSVS MESH;

•	$5.0 million to fund certain milestone payments payable to Medtronic, Inc. for the acquisition of certain intellectual property rights to our eSVS MESH; and

•	the remainder for working capital and general corporate purposes, including commercialization activities for our eSVS MESH in select European and other international markets and for the purchase of capital equipment and expansion of facilities.

The expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions; however, there may be circumstances where a reallocation of funds is necessary. The amount and timing of our actual expenditures depend on numerous factors, including the costs of seeking regulatory approval in the United States and abroad, the costs of developing and testing additional applications of our eSVS MESH, and the specific amounts needed to fund milestone payments to Medtronic, Inc. The costs and timing of the development, particularly conducting clinical studies and trials, regulatory approval and commercialization of medical devices are highly uncertain, are subject to substantial risks and can often change. Accordingly, we may change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical studies and trials and other development and commercialization activities, manufacturing requirements and regulatory or competitive developments. A portion of the net proceeds may be used to acquire or invest in complementary businesses, technologies, services or products in the event we identify opportunities for such acquisitions or investments that we believe are in the best interests of our stockholders. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction. Management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. Following the completion of this offering, we intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not expect to pay cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Capitalization

The following table sets forth our capitalization as of October 2, 2010 on:

•	an actual basis; and

•	an as adjusted basis to reflect the receipt of the net proceeds from the sale of 2,750,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this capitalization table together with our financial statements and the related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

	As of October 2,
	2010
	Actual	As Adjusted(1)

Stockholders’ equity:
Undesignated stock, $0.01 par value, 10,000,000 shares authorized, no shares designated, issued or outstanding, actual and as adjusted	$—	$—
Common stock, $0.01 par value, 40,000,000 shares authorized, 13,581,791 shares issued and outstanding, actual; 40,000,000 shares authorized, issued and outstanding, as adjusted	136	163
Additional paid-in capital	20,248	41,446
Accumulated other comprehensive gain	42	42
Deficit accumulated during development stage	(19,290)	(19,290)

Total stockholders’ equity	1,136	22,361

Total capitalization	$1,136	$22,361

(In thousands, except share and per share data)

(1)	A $1.00 increase or decrease in the assumed initial public offering price would result in an approximately $2.5 million increase or decrease in as adjusted additional paid-in capital, as adjusted total stockholders’ equity and as adjusted total capitalization, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above is based on the number of shares outstanding as of October 2, 2010 (the same number of shares are outstanding as of the date of this prospectus), and excludes:

•	813,000 shares of common stock issuable upon the exercise of outstanding stock options as of October 2, 2010 at a weighted average exercise price of $4.12 per share;

•	1,186,000 additional shares of common stock reserved and available for future issuances under our 2007 Long-Term Incentive Plan; and

•	137,500 shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering that will remain outstanding after this offering at an exercise price equal to 125% of the initial public offering price.

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of October 2, 2010, we had a net tangible book value of $1.1 million, or $0.08 per share of common stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less our total liabilities divided by the number of shares of common stock outstanding.

After giving effect to our sale of shares of common stock at an assumed initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus, deducting the estimated underwriting discounts and commissions and offering expenses, the as adjusted net tangible book value of our common stock, as of October 2, 2010, would have been $22.4 million, or $1.37 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $1.29 per share and an immediate dilution to new investors of $7.63 per share.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$9.00
Historical net tangible book value per share as of October 2, 2010	$0.08
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	1.29

As adjusted net tangible book value per share after this offering		1.37

Dilution per share to new investors in this offering		$7.63

A $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share would increase or decrease, respectively, our as adjusted net tangible book value by $2.5 million, the as adjusted net tangible book value per share by $0.15 per share and the dilution in the net tangible book value to investors in this offering by $0.15 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of the date of this prospectus, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

					Weighted
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	13,581,791	83.2%	$15,885,670	39.1%	$1.17
New investors	2,750,000	16.8	24,750,000	60.9	9.00

Total	16,331,791	100%	$40,635,670	100%	2.49

A $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $2.8 million, assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same.

In the preceding tables, the shares of common stock outstanding exclude, as of the date of this prospectus:

•	813,000 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $4.12 per share;

•	1,186,000 additional shares of common stock reserved and available for future issuances under our 2007 Long-Term Incentive Plan;

•	412,500 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any; and

•	137,500 shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering that will remain outstanding after this offering at an exercise price equal to 125% of the initial public offering price.

If the underwriters exercise their option to purchase additional shares in full:

•	the number of shares of our common stock held by existing stockholders would decrease to 81.1% of the total number of shares of our common stock outstanding after this offering;

•	the number of shares of our common stock held by new investors would increase to 18.9% of the total number of shares of our common stock outstanding after this offering; and

•	our as adjusted net tangible book value at October 2, 2010 would have been $25.7 million, or $1.53 per share of common stock, representing an immediate increase in as adjusted net tangible book value of $1.45 per share of common stock to our existing stockholders and an immediate dilution of $7.47 per share to investors purchasing shares in this offering.

Because we expect the exercise prices of the outstanding options to be significantly below the assumed initial public offering price of $9.00 per share, the midpoint of the range on the front cover of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. If the options exercisable for 813,000 shares of common stock were exercised prior to this offering, but assuming no exercise of the underwriters’ option to purchase additional shares, our existing stockholders would, after this offering, own 84.0% of the total number of outstanding shares of our common stock while contributing 43.7% of the total consideration for all shares, and our new investors would own 16.0% of the total number of outstanding shares of our common stock while contributing 56.3% of the total consideration for all shares.

Selected Financial Data

The following tables summarize our selected financial data for the periods and as of the dates indicated. The selected financial data should be read in conjunction with, and are qualified by reference to, our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the statements of operations data for the period from May 1, 2007 (inception) through December 31, 2007 and the years ended December 31, 2008 and 2009, and the balance sheet data as of December 31, 2008 and 2009, from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for nine months ended October 3, 2009 and October 2, 2010, and for the period from May 1, 2007 (inception) through October 2, 2010, and the balance sheet data as of October 3, 2009 and October 2, 2010, from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial information set forth below on the same basis as our audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The balance sheet data at December 31, 2007 is derived from audited financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Period from					Period from
	May 1, 2007 (Date of					May 1, 2007 (Date of
	Inception) to	Year Ended December 31,		Nine Months Ended		Inception) to
	December 31,			October 3,	October 2,	October 2,
	2007	2008	2009	2009	2010	2010

Statements of Operations Data:
Net sales	$—	$—	$—	$—	$107	$107
Cost of sales	—	—	—	—	(40)	(40)

Gross profit	—	—	—	—	67	67
Operating expenses:
Research and development	196	2,635	3,004	2,230	1,920	7,755
Selling, general and administrative	381	754	779	624	957	2,871
Milestone expense	—	—	—	—	5,000	5,000

Operating loss	(577)	(3,389)	(3,783)	(2,854)	(7,810)	(15,559)
Interest income	65	52	17	15	11	145
Interest expense	(164)	(390)	(181)	(181)	—	(735)
Impairment of available for sale securities	—	(85)	—	—	—	(85)
Change in fair value of investor stock purchase option	—	—	610	(200)	(2,290)	(1,680)

Net loss attributable to common stockholders	$(676)	$(3,812)	$(3,337)	$(3,220)	$(10,089)	$(17,914)

Basic and diluted net loss per share	$(0.16)	$(0.62)	$(0.30)	$(0.30)	$(0.75)

Weighted average common shares outstanding — basic and diluted	4,106,557	6,100,767	11,069,342	10,648,309	13,378,378

(In thousands, except share and per share amounts)

	As of December 31,			As of
	2007	2008	2009	October 3, 2009	October 2, 2010

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,370	$1,124	$3,417	$3,500	$5,171
Working capital	2,262	607	2,226	1,481	662
Total assets	2,637	1,452	3,740	3,844	7,218
Long-term debt, net	2,770	2,862	—	—	—
Total stockholders’ equity (deficit)	$(305)	$(2,016)	$2,512	$1,783	$1,136

(in thousands)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus for additional information regarding forward-looking statements used in this prospectus.

Overview

We are a medical device company focused on developing, manufacturing and commercializing our external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. CABG surgery is one of the most commonly performed surgeries in the United States, with the American Heart Association estimating that 448,000 CABG procedures were performed in the United States in 2006. In addition, the Millennium Research Group estimates that there will be 165,000 CABG procedures per year in Europe by 2013. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery will improve the long-term outcome of CABG procedures, including improved openness, or patency, and improved blood flow characteristics through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.

In order to obtain authorization to apply the CE Mark to our product and begin sales in Europe, we conducted a 90 patient multi-center clinical trial outside the United States. The goals of this trial were to demonstrate that CABG surgery using our eSVS MESH was not inferior as to either safety or effectiveness as compared to traditional CABG surgery. Based on early results from this trial we received our CE Mark in May 2010. In the trial, we evaluated the safety of our eSVS MESH by comparing the rate of major adverse cardiac and cerebral events, or MACCE, 30 days following surgery for patients treated with our eSVS MESH against the same rate reported in published literature for patients with traditional CABG surgery. We evaluated efficacy by comparing the patency of vessels treated with eSVS MESH against the patency of untreated saphenous vein bypass vessels as measured by angiographic studies nine to 12 months following implant. The safety data from this trial has indicated that our eSVS MESH and implant procedure do not result in an increase in patient complications during or after surgery. However, the effectiveness data from the trial is inconclusive primarily due to two complicating factors. First, one of the centers participating in the trial used implant methods incompatible with our eSVS MESH. Second, the amount of reduction in the diameter of the saphenous vein grafts, or downsizing, prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in saphenous vein grafts utilizing the eSVS MESH, particularly when our smallest device, 3.0 millimeters, was used. In response to this data, we have modified our instructions for use to provide clear direction on the surgical method to be used with our eSVS MESH, discontinued the use of our 3.0 millimeter eSVS MESH and reduced the amount of downsizing specified for other device sizes. We also exclude saphenous veins with walls thicker than 0.7 millimeters. We believe these steps will resolve the patency issues identified in the trial.

We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, in the United Arab Emirates in October 2010 and in Turkey in January 2011, but we have not generated significant revenue from the sale of products to date. We believe that the safety data collected in the international trial, plus the known graft failure rates associated with standard CABG surgery, will support commercial use of our eSVS MESH in Europe. The U.S. Food and Drug Administration, or FDA, is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We are currently amending our IDE application and anticipate obtaining IDE approval in the first half of 2011, and if approved, we expect to commence enrollment in our IDE trial in the first half of 2011. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

We were incorporated and commenced operations in May 2007. Since our inception, we have generated losses. From inception to October 2, 2010, we had an accumulated deficit of $19.3 million. We expect to incur losses for the foreseeable future as we pursue the development and commercialization of our eSVS MESH. Our activities since inception have consisted principally of acquiring product and technology rights, raising capital, performing research and development and conducting preclinical and clinical trials. We have not generated significant revenue from operations to date, as we only began selling our eSVS MESH in select European Union markets in June 2010. Accordingly, we are considered to be a development stage company as of October 2, 2010.

Successful completion of our development programs and, ultimately, our ability to generate revenues and attain profitable operations are dependent on future trends or events, including:

•	The willingness of qualified distributors in each of the markets in which we are approved to sell our eSVS MESH for distribution. We have identified a number of independent distributors to conduct sales in Europe, and we have entered into agreements for distribution in Switzerland, Italy, Spain, Belgium, the Netherlands, Luxembourg, the United Kingdom, Ireland, Greece, Denmark, Sweden, Norway, Turkey and Germany. We have also entered into an agreement with an independent distributor to conduct sales in the United Arab Emirates in October 2010. We may not be able to enter into additional distribution agreements on favorable terms or in a timely manner, which would harm our operating results.

•	Our ability to negotiate satisfactory pricing with qualified distributors. If we are unable to negotiate satisfactory pricing with qualified distributors in connection with their engagement, our revenues and gross margins will be harmed.

•	The pace at which we can train sales representatives of qualified distributors. While we are unable at this time to assess the time required to train sales representatives, we believe we have engaged and we intend to further engage distributors that have experienced sales representatives who we expect to be able to train on the advantages and features of our eSVS MESH in a timely manner. In addition, our clinical trial experience has shown that training of physicians can occur in a short period of time, normally less than two days, but may take longer.

•	The availability of adequate reimbursement levels in each jurisdiction. The trend toward managed healthcare in the United States and other countries and legislation intended to reduce the cost of government insurance programs will significantly influence the purchase of healthcare services and products, and could result in lower or no reimbursement for our eSVS MESH. We are unable to assess the overall impact that reimbursement availability will have on our financial results at this time due to our lack of any commercial sales.

•	Compliance with regulatory requirements for medical devices. These regulatory requirements are extensive, and we believe they will continue to expand. We expect a substantial amount of our expenses will be used for compliance with these regulatory requirements, including in connection with conducting clinical trials, regulatory submissions and ongoing compliance.

•	The level of acceptance of our eSVS MESH in the marketplace. We are unable to assess the level of acceptance that our eSVS MESH will receive in the marketplace, as we only began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010 and we have not generated significant revenue from the sale of products to date. If our eSVS MESH is unable to achieve market acceptance, our revenues will be limited.

Key Components of Our Results of Operations

Net Sales

We received CE Mark approval in May 2010 and began marketing and commenced shipments of our eSVS MESH in select European markets in June 2010. We sell our eSVS MESH to distributors who, in turn, sell to hospitals and clinics. The pricing in all distributor agreements is denominated in U.S. dollars and provides for the transfer of title when we ship our eSVS MESH to the distributors. We invoice shipping charges to our distributors and include them in net sales. We expense shipping costs at the time we report the related revenue and record them in cost of sales.

Cost of Sales

We fabricate our eSVS MESH both at our facility and at a contract manufacturer. We conduct final assembly and packaging at our facility. Our cost of sales consists primarily of purchased components, direct labor, allocated manufacturing overhead, raw materials and royalties payable to Medtronic, Inc.

Research and Development Expenses

Since our inception, we have focused our activities on the development of our eSVS MESH. We expense both internal and external research and development costs as incurred. Research and development costs include the costs to design, develop, test, seek approval for, and enhance our eSVS MESH and production processes. Expenses related to research and development consist primarily of personnel costs, including salaries, benefits and stock-based compensation; product development; preclinical and clinical trials; professional service fees; materials and supplies; and facilities-related costs. We expense amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain.

While our research and development expenses to date have been focused on product development and evaluating the feasibility of our eSVS MESH, we expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical trials. These expenditures are subject to numerous uncertainties in timing and costs to complete. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product applications or programs in order to focus our resources on more promising product applications. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product. The cost of clinical trials may vary significantly over the life of the trial as a result of differences arising during the clinical trial, including:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patient subjects;

•	the number of patients that participate in the clinical trials; and

•	the duration of patient follow-up.

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple clinical trial sites and contract research organizations, or CROs, which administer clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled. If timelines or contracts are modified based upon changes to the clinical trial design or scope of work to be performed, we modify our estimates of accrued expenses accordingly.

We anticipate the cost of completing our U.S. clinical trial will be approximately $5.0-7.0 million, based upon our current expectation for the trial design. Because of the numerous risks and uncertainties associated with developing medical devices, we are unable to determine the duration and completion costs of our development projects or when and to what extent sales of our eSVS MESH will commence and become significant.

In addition, we plan to begin non-human preclinical trials in 2011 designed to evaluate the use of our eSVS MESH in additional indications for peripheral artery bypass surgery, for use with coronary allografts, and for use with AV fistulas in dialysis patients. We expect that the aggregate costs of these preclinical trials will range from $250,000 to $500,000 in each of 2011, 2012 and 2013.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of salaries and benefits and other costs, including stock-based compensation, for our executive and administrative personnel; legal and other professional fees; business development; insurance and other corporate costs. After completion of this offering, we anticipate incurring a significant increase in general and administrative expenses as we operate as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payments to outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with the corporate governance, internal controls and similar requirements applicable to public companies. While our selling, general and administrative expenses to date have been primarily comprised of general and administrative costs, we expect that we will incur significant additional sales and marketing expenses as we continue commercialization of our eSVS MESH.

Milestone Expense

As consideration for the purchase of the core intellectual property relating to our eSVS MESH, we have agreed to pay Medtronic an aggregate of up to $15.0 million upon the achievement of certain sales milestones. The milestones and related payments consist of $5.0 million due on the one-year anniversary of the first commercial sale of our eSVS MESH, $5.0 million due when our cumulative net sales reach $15.0 million and $5.0 million due when our cumulative net sales reach $40.0 million. We recorded our first commercial sale in June 2010 and recorded an expense for the first milestone obligation at that time.

Interest Income

Interest income consists of interest earned on investments in certificates of deposits and money market accounts.

Interest Expense

Interest expense results from interest associated with secured convertible notes in the aggregate principal amount of $3.0 million, or the Notes. Our reported interest expense includes interest payable in cash based upon the stated rate in the Notes and the amortization of discount recorded on the Notes created by the allocation of a portion of the Note proceeds to the fair value of the stock purchase options granted in conjunction with the issuance of the Notes and due to the beneficial conversion feature specified in the Notes. Beneficial conversion feature accounting rules require the recognition of the intrinsic value of the conversion feature at the time of the Notes’ issuance, which is then amortized as additional interest expense over the life of the Notes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 2 to our financial statements included at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Revenue Recognition

We sell our eSVS MESH to international distributors, which subsequently resell it to hospitals and clinics. We recognize revenue in accordance with generally accepted accounting principles as outlined in SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and ASC 605-10-S99; specifically, when persuasive evidence of an arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured.

We recognize revenue as products are shipped based on agreements with each of our distributors, which provide that title and risk of loss pass to the distributor upon shipment of the products to the distributor and do not provide the distributors a right of return.

Research and Development Expenses

We expense research and development costs, including clinical trial costs, when incurred, consistent with the guidance of FASB ASC 730, Research and Development. All of our clinical trials are performed at clinical trial sites and are administered by CROs. We accrue costs for clinical trials performed by CROs based on estimates of work performed under the contracts. Costs of setting up clinical trial sites are accrued immediately. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled.

All material clinical trial and CRO contracts are terminable by us upon written notice and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

Stock-Based Compensation

Stock-based incentive awards are accounted for under the provisions of FASB ASC 718, Compensation—Stock Compensation, which requires companies to measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. In addition, we are required to estimate the amount of expected forfeitures when calculating the compensation costs, instead of accounting for forfeitures as incurred. All of our options previously awarded were classified as equity instruments and continue to maintain their equity classification.

The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model with the assumptions described in the following sentences. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term. Expected volatility and forfeiture rates are based on the volatility rates of a set of guideline companies, which consist of public and recently public medical technology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term is determined using the simplified method allowed by SEC Staff Accounting Bulletin No. 110. The fair market value of the common stock underlying the stock options has been determined by our board of directors at each award grant date based upon a variety of factors, as discussed below. If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions in determining the fair market value of our common stock.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Market Value of Common Stock

The following table summarizes by ranges of grant date, the number of shares subject to options granted from May 1, 2007 (date of inception) through October 2, 2010 and the associated per share exercise price, estimated fair market value of our common stock and the stock option fair value per ASC Topic 718 Compensation-Stock Compensation. The exercise prices were set by our board of directors at prices believed to equal or exceed the fair market value of our common stock at each of the grant dates, taking into account all information available at those times. We did not obtain any third party contemporaneous valuations.

				ASC Topic 718
			Common Stock	Stock Option
Date Range of Option Grants	Number of Shares	Exercise Price	Fair Market Value	Fair Value

September 2007 through February 2008	349,000	$1.00	$1.00	$0.52 - $0.55
March 2008	10,000	2.00	2.00	1.07
June 2008 through January 2009	219,000	5.83	5.83	2.81 - 3.20
September 2009	40,000	6.00	6.00	2.99
January 2010	135,000	7.00	7.00	3.45 - 3.60
February 2010	50,000	7.00	7.00	3.59
May 2010	30,000	7.00	7.00	3.56

We grant options to employees and non-employees, including members of our Scientific Advisory Board. Option grants to employees have a maximum term of ten years and generally vest over four years at the rate of 25% of the total shares underlying the option each year. Options granted to non-employees have a maximum term of ten years and generally vest over three years with 25% of the total shares underlying the option vesting on the date of grant and 25% of the total shares vesting in each of the next three years.

Option grants to non-employees have been made in conjunction with and as sole consideration for their service as advisors to us. Certain of these advisors have also purchased shares of stock in our private placement offerings, but none beneficially own 5% or more of our outstanding common stock. The ASC Topic 718 fair values noted above represent the estimated fair values as of the dates of grant. The fair value of options granted to non-employees is measured at each reporting date until the option, or respective portion of the option, vests and the expense recorded by us is updated accordingly. See Note 8 to our financial statements included elsewhere in this prospectus for additional information.

A brief narrative of the factors considered in estimating the fair market value of our common stock as of the date of each grant and the option exercise price is set forth below. The factors generally included, but were not limited to, the most recent purchase prices of our common stock issued to third parties in arms-length transactions, the lack of marketability of our common stock, the progress of our product development, the progress of our preclinical and clinical testing, and the risks associated with the completion of our business plan.

September 2007 through February 2008

The estimated fair market value of our common stock as determined by our board of directors was $1.00 from September 2007 through February 2008. The estimated fair value of $1.00 primarily reflects the issuance of the Notes in July 2007, which were convertible into common stock at $0.625 per share, and continued progress towards the product development of our eSVS MESH, including the first successful manufacturing of our eSVS MESH and the commencement of negotiations for our Assignment and License Agreement with Medtronic.

March 2008

The estimated fair market value of our common stock as determined by our board of directors was $2.00 per share in March 2008. The increase in the estimated fair market value primarily reflects continued progress toward the product development of our eSVS MESH, including the first successful implants of our eSVS MESH in a preclinical trial in February 2008.

June 2008 through January 2009

The estimated fair market value of our common stock as determined by our board of directors was $5.83 per share from June 2008 through January 2009. The increase in the estimated fair market value reflects the exercise in May 2008 of a stock purchase option held by Kips Bay Investments, LLC, or KBI, our primary investor. This option was granted as part of an Investment Agreement with KBI, dated July 19, 2007, and the exercise price of $5.83 per share was set on that date. Prior to the execution of this Investment Agreement, there was no relationship between KBI and us or any of our officers or our board of directors. Pursuant to this option we issued 600,000 shares of common stock at a purchase price of $5.83 per share as provided in the Investment Agreement. This option became exercisable by KBI, in its sole discretion, following the achievement of the first product development milestone defined in the Investment Agreement, which was the determination by our Chief Executive Officer that our eSVS MESH was suitable for human implantation. In May 2008, we received our first clinical study approval, which allowed us to move forward with the initiation of our international feasibility trial. This supported our determination that our eSVS MESH was suitable for human implantation. Following KBI’s exercise of its option at $5.83 per share, we granted options with an exercise price of $5.83 per share, consistent with our policy not to issue options with exercise prices below the most recent price at which shares of our common stock were sold to third-party investors. Please see “Certain Relationships and Related Party Transactions — Investment Agreement with Kips Bay Investments, LLC” for a description of the stock purchase option.

September 2009

The estimated fair market value of our common stock as determined by our board of directors was $6.00 per share in September 2009. The increase in estimated fair market value reflects the sale of 516,241 shares of common stock primarily to third-party investors from March 2009 to August 2009 at $6.00 per share.

January through May 2010

The estimated fair market value of our common stock as determined by our board of directors was $7.00 per share from January through May 2010. The increase in estimated fair market value reflects the sale of 317,161 shares of common stock from December 2009 through February 2010 at $7.00 per share, all of which were purchased by third-party investors.

Furthermore, in June 2010 we began marketing and commenced shipments of our eSVS MESH in select European Markets. In October 2010, we received a favorable decision from the Board of Patent Appeals and Interferences reversing the initial rejection of a patent application for intellectual property relating to our eSVS MESH. These factors collectively supported our determination that the current fair market value has increased from the $7 price at which common stock was sold to third parties in 2009.

Results of Operations

Comparison of the Nine Months Ended October 3, 2009 with the Nine Months Ended October 2, 2010

	Nine Months Ended
	October 3,	October 2,	Percent
	2009	2010	Change

Net sales	$—	$107	—
Cost of sales	—	(40)	—

Gross profit	—	67	—
Operating expenses:
Research and development	2,230	1,920	(13.9)%
Selling, general and administrative	624	957	53.4
Milestone expense	—	5,000	—

Total operating expenses	2,854	7,877	176.0
Other income (expense):
Interest income	15	11	—
Interest expense	(181)	—	—
Change in fair value of investor stock purchase option	(200)	(2,290)	—

Net loss	$(3,220)	$(10,089)	213.4%

(In thousands)

Cost of sales, research and development and selling, general and administrative expenses include non-cash stock-based compensation expense as a result of our issuance of stock options. We expense the fair value of stock options over their vesting periods. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. The awards granted through October 2, 2010 vest upon time-based conditions. We expect to record additional non-cash compensation expense in the future, which may be significant. The following table summarizes the stock-based compensation expense in our statement of operations for the nine months ended October 3, 2009 and October 2, 2010:

	Nine Months Ended
	October 3,	October 2,
	2009	2010

Cost of sales	$—	$6
Research and development	$246	$396
Selling, general and administrative	36	66

Total stock-based compensation	$282	$468

(In thousands)

Research and Development

Our research and development expenses decreased 13.9% from $2.2 million in the nine months ended October 3, 2009 to $1.9 million for the nine months ended October 2, 2010. This decrease was driven by decreases in expenses related to our international feasibility trial, which completed enrollment in July 2009, and product development and testing related to our eSVS MESH of $300,000 and $195,000, respectively. We began commercial sales in June 2010 and in conjunction with the start-up of commercial manufacturing certain costs associated with personnel and facilities previously included in R&D were moved to manufacturing. This change resulted in a further decrease in R&D expenses of $119,000. These decreases were partially offset by increases in preclinical testing and stock-based compensation expenses of $181,000 and $148,000, respectively.

Selling, General and Administrative

Selling, general and administrative expenses increased 53.4% from $624,000 in the nine months ended October 3, 2009 to $957,000 in the nine months ended October 2, 2010. This increase was primarily due to a $174,000 increase in salaries and benefits, a $29,000 increase in stock-based compensation costs, both related to the expansion of our management team, and an $89,000 increase in accounting and professional fees related to preparing the audited financial statements for our initial public offering. Prior to this offering, our financial statements were not audited. Sales and marketing travel and related costs were also higher by $87,000 as a result of commercialization activities we commenced after our receipt of the CE Mark for our eSVS MESH in May 2010. These increases were partially offset by a decrease of $67,000 related to the termination in July 2009 of a temporary consultant who performed marketing related work.

Milestone Expense

Our milestone expense for the nine months ended October 2, 2010 was $5.0 million. We recorded this milestone expense in conjunction with the first commercial sale of our eSVS MESH and it represents the first sales milestone under our Assignment and License Agreement with Medtronic. Under the provisions of this agreement, the payment of this milestone is not due until the first anniversary of our first commercial sale of the eSVS MESH, or June 2011.

Interest Income

Interest income decreased from $15,000 in the nine months ended October 3, 2009 to $11,000 in the nine months ended October 2, 2010. Our interest income decreased due to the decline in rates paid on money market accounts, in which our cash and cash equivalents are primarily invested, offsetting the increase in our available cash and cash equivalents.

Interest Expense

Interest expense declined from $181,000 in the nine months ended October 3, 2009 to none in the nine months ended October 2, 2010. The Notes were converted into shares of common stock in February 2009, which eliminated all debt from our balance sheet. The nine months ended October 3, 2009 included two months of interest expense and the write-off of the $138,000 balance in unamortized discount on the Notes at the time of the conversion.

Change in Fair Value of Investor Stock Purchase Option

The change in fair value of investor stock purchase option was a loss of $2.3 million in the nine months ended October 2, 2010, as compared to a loss of $200,000 in the nine months ended October 3, 2009. The loss in the nine months ended October 2, 2010 resulted from a modification to the second KBI stock purchase option, which resulted in an increase in the estimated fair value of the option of $2.3 million. KBI exercised this option in February 2010.

Comparison of the Year Ended December 31, 2008 with the Year Ended December 31, 2009

	Year Ended December 31,		Percent
	2008	2009	Change

Operating expenses:
Research and development	$2,635	$3,004	14.0%
Selling, general and administrative	754	779	3.3

Total operating expenses	3,389	3,783	11.6
Other income (expense):
Interest income	52	17	(67.3)
Interest expense	(390)	(181)	(53.6)
Impairment of available for sale securities	(85)	—
Change in fair value of investor stock purchase option	—	610

Net loss	$(3,812)	$(3,337)	(12.5)%

(In thousands)

Research and development and selling, general and administrative expenses include non-cash stock-based compensation expense as a result of our issuance of stock options. We expense the fair value of stock options over their vesting periods. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. The awards granted through December 31, 2009 vest upon time-based conditions. We expect to record additional non-cash compensation expense in the future, which may be significant. The following table summarizes the stock-based compensation expense in our statement of operations for 2008 and 2009:

	December 31,
	2008	2009

Research and development	$298	$390
Selling, general and administrative	40	47

Total stock-based compensation	$338	$437

(In thousands)

Research and Development

Our research and development expenses increased 14.0% from $2.6 million in 2008 to $3.0 million in 2009. This increase was caused primarily by an increase of approximately $350,000 from 2008 to 2009 in the expenses associated with our international feasibility trial for our eSVS MESH, which began enrolling patients in August 2008. These expenses include per patient and per procedure fees payable to the clinical trial sites, clinical trial administration costs payable to a CRO, and costs related to the set-up of clinical trial sites and training of medical staff.

Selling, General and Administrative

Selling, general and administrative expenses increased 3.3% from $754,000 in 2008 to $779,000 in 2009. This increase was the result of an increase in salary expense related to the temporary addition of an individual performing marketing related work, partially offset by reduced travel expenses and professional fees.

Interest Income

Interest income declined from $52,000 in 2008 to $17,000 in 2009. This decline resulted primarily from decline in short-term interest rates from 2008 to 2009.

Interest Expense

Interest expense declined from $390,000 in 2008 to $181,000 in 2009. The Notes were converted into shares of common stock in February 2009, resulting in only two months of interest expense in 2009, as compared with a full year of interest in 2008. This decline was offset by the write-off of the $138,000 balance in unamortized discount on the Notes at the time of the conversion.

Change in Fair Value of Investor Stock Purchase Option

The change in fair value of investor stock purchase option was a gain of $610,000 in 2009. This gain resulted from a decline in the estimated fair value of the investor stock purchase option during 2009. The decline in the value of investor stock purchase option liability resulted primarily from a reduction in the expected term for which the option would be outstanding. The investor stock purchase option liability was initially recorded January 1, 2009 in conjunction with our adoption of new accounting standards ( ASC 815-40) which were effective as of January 1, 2009.

Comparison of the Period from May 1, 2007 (Date of Inception) to December 31, 2007 with the Year Ended December 31, 2008

	Period from
	May 1, 2007 (Date of
	Inception) to	Year Ended
	December 31,	December 31,	Percent
	2007	2008	Change

Operating expenses:
Research and development	$196	$2,635	1,244.4%
Selling, general and administrative	381	754	97.9

Total operating expenses	577	3,389	487.3
Other income (expense):
Interest income	65	52	(20.0)
Interest expense	(164)	(390)	137.8
Impairment of available for sale securities	—	(85)	—

Net loss	$(676)	$(3,812)	463.9%

(In thousands)

The following table summarizes the stock-based compensation expense in our statement of operations for 2007 and 2008:

	December 31,
	2007	2008

Research and development	$14	$298
Selling, general and administrative	2	40

Total stock-based compensation	$16	$338

(In thousands)

Research and Development

Our research and development expenses increased from $196,000 in 2007 to $2.6 million in 2008. Research and development expenses in 2007 were primarily comprised of personnel expenses of $150,000. In 2008, we operated for a full year and also expanded our research and development staff, which resulted in our personnel expenses, including stock-based compensation, increasing by approximately $1.2 million. The balance of the increase related to expenses for the development of our eSVS MESH and the initiation of our international clinical trial. These expenses included product development, preclinical trials, clinical trial site selection, training and operation of our international clinical trial and intellectual property related costs.

Selling, General and Administrative

Selling, general and administrative expenses increased 97.9% from $381,000 in 2007 to $754,000 in 2008. This increase was primarily a function of having 12 months of operations in 2008, compared with seven months in 2007. In addition, we incurred approximately $80,000 in fees for an outside consultant working on certain marketing matters.

Interest Income

Interest income declined 20.0% from $65,000 in 2007 to $52,000 in 2008. This decline resulted from a decline in available cash and equivalents and short-term investments, which more than offset our having a full 12 months during which interest was earned in 2008.

Interest Expense

Interest expense increased 137.8% from $164,000 in 2007 to $390,000 in 2008. This increase resulted from the Notes being outstanding for the entire year in 2008, as compared with slightly more than five months in 2007.

Impairment of Available for Sale Investments

In conjunction with a simplified employee retirement plan that we maintain for the benefit of our employees, we invested $250,000 in a mutual fund under an arrangement that resulted in reduced maintenance and transaction costs for our employees. Due primarily to the significant decline in the U.S. stock market and the accompanying declines in the U.S. economy during 2008, we concluded as of December 31, 2008 that the value of this mutual fund investment was impaired and that this decline in value was other than temporary. We recorded a charge of $85,000, which resulted in a new adjusted cost basis for this investment. We had no other realized gains or losses in 2007 or 2008.

Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented. As of December 31, 2009, we had net operating loss carryforwards for federal and state income tax purposes of approximately $6.5 million. We also had federal research and development tax credit carryforwards of approximately $400,000. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2027. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering. If not utilized, the state net operating loss carryforward will expire beginning in 2022. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of and for each of the last two fiscal years and October 2, 2010, and is intended to supplement the more detailed discussion that follows:

	December 31,		As of October 2,
Liquidity and Capital Resources	2008	2009	2010

Cash and cash equivalents	$943	$2,469	$4,938
Short-term investments	181	948	233
Working capital	607	2,226	662

(In thousands)

	Period from					Period from
	May 1, 2007					May 1, 2007
	(Date of					(Date of
	Inception)	Year Ended				Inception)
	to December 31,	December 31,		Nine Months Ended:		to October 2,
Cash Flow Data	2007	2008	2009	October 3, 2009	October 2, 2010	2010

Cash provided by (used in):
Operating activities	$(505)	$(2,838)	$(3,382)	$(2,609)	$(3,000)	$(9,725)
Investment activities	(760)	196	(840)	(109)	483	(921)
Financing activities	3,100	1,750	5,748	5,066	4,986	15,584

Net increase (decrease) in cash and cash equivalents	$1,835	$(892)	$1,526	$2,348	$2,469	$4,938

(In thousands)

Cash and Cash Equivalents

Our total cash resources, excluding short-term investments, as of October 2, 2010 were $4.9 million compared to $2.5 million and $943,000 as of December 31, 2009 and 2008, respectively. As of October 2, 2010, we had $6.1 million in current liabilities and $662,000 in net working capital. As of December 31, 2009, we had $1.2 million in current liabilities and $2.2 million in net working capital. We incurred a net loss of $10.1 million and had negative cash flow from operating activities of $3.0 million for the nine months ended October 2, 2010. Since May 1, 2007 (date of inception) through October 2, 2010, we had an accumulated deficit of $19.3 million, while negative cash flow from operating activities has amounted to $9.7 million. The difference between our accumulated deficit and negative cash flow from operations results primarily from the adoption of FASB ASC 815-40 on January 1, 2009 and the milestone payment to Medtronic recorded as a result of achieving our first commercial sale of our eSVS MESH. Under the provisions of FASB ASC 815-40, certain instruments previously reported as equity are now accounted for as derivative instruments. These provisions were initially applied by recording a non-cash, cumulative effect adjustment of $1.4 million to retained earnings. The provisions of FASB ASC 815-40 also require the fair value of such derivative instruments to be measured at each reporting date. The subsequent remeasurements of the fair value of a stock purchase option granted to KBI to purchase up to 600,000 shares of common stock at $5.83 per share through the exercise of the option term in February 2010, resulted in our recording additional non-cash charges, net, over the period of January 2009 through February 2010 of $1.9 million. Under the provisions of the Assignment and License Agreement with Medtronic, our first milestone payment obligation of $5.0 million is due and payable on the one year anniversary of the first commercial sale of our eSVS MESH. Accordingly, we will be required to remit this milestone payment in June 2011. Our accumulated deficit also includes non-cash charges for stock based compensation and depreciation of $1.3 million and $171,000, respectively, and $467,000 of accrued interest expense which was settled through conversion into our common stock.

As we continue to pursue regulatory approvals, continue the process of commercialization in international markets, develop our manufacturing capabilities and develop additional applications for our eSVS MESH, we expect to continue to incur substantial and increasing losses, which will continue to generate negative net cash flows from operating activities.

To date, we have funded our operations primarily through private sales of common stock and convertible debt. As of October 2, 2010, we had received net proceeds of approximately $12.6 million from the sale of equity securities, and net proceeds of approximately $3.0 million from the issuance of the Notes, all of which have been converted into common stock. We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, but we have not generated significant revenue from the sale of products to date. We intend to use the net proceeds of this offering to seek regulatory approval to market our technology in the United States and to expand regulatory approval abroad, including human clinical trials in the United States; to develop and test additional applications of our eSVS MESH; to make certain milestone payments for our acquired intellectual property; and for working capital and general corporate purposes. We may seek to raise additional funds through various sources, such as equity and debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure such additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs. We expect that the proceeds from the offering will be sufficient to fund our planned operations for at least the next 12 months, and we have no current intention to enter into a credit facility or loan agreement. We do not anticipate any adverse effects stemming from the lack of available credit facilities at this time.

Net Cash Used in Operating Activities

Net cash used in operating activities was $505,000 in 2007, $2.8 million in 2008, $3.4 million in 2009, and $3.0 million in the nine months ended October 2, 2010. From May 1, 2007 (date of inception) to October 2, 2010, net cash used in operating activities was $9.7 million. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, non-cash stock-based compensation, changes in the fair value of the KBI stock purchase option liability and the effects of changes in operating assets and liabilities.

Net Cash Provided by (Used in) Investment Activities

Net cash provided by (used in) investment activities was $(760,000) in 2007, $196,000 in 2008, $(840,000) in 2009 and $483,000 in the nine months ended October 2, 2010. From May 1, 2007 (date of inception) to October 2, 2010, net cash used in investment activities was $921,000. Cash provided by or used in investment activities is related to purchases and sales of short-term investments and purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $3.1 million in 2007, $1.8 million in 2008, $5.7 million in 2009 and $5.0 million in the nine months ended October 2, 2010. From May 1, 2007 (date of inception) to October 2, 2010, net cash provided by financing activities was $15.6 million. Net cash provided by financing activities was primarily attributable to proceeds from issuances of the Notes and from private sales of our common stock.

Capital Requirements

We expect to incur substantial expenses and generate significant operating losses as we continue to execute our business strategy including:

•	seeking an IDE approval from the FDA to begin clinical trials in the United States;

•	commercializing our eSVS MESH in select European and other markets;

•	obtaining regulatory approval and commercializing our eSVS MESH in the United States;

•	conducting clinical trials to expand indications for our eSVS MESH;

•	hiring additional personnel for managerial, research and development, operations and other functions;

•	expanding our facilities to increase our manufacturing and development capabilities; and

•	implementing new operational, financial and management systems to comply with SEC requirements.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include the following:

•	our ability to demonstrate safety and effectiveness of our eSVS MESH;

•	the selling price of our eSVS MESH to distributors and the price that distributors charge hospitals;

•	the rate of progress in establishing reimbursement arrangements with third-party payors;

•	the effect of competing technological and market developments;

•	the cost and delays in product development that may result from changes in regulatory oversight applicable to our eSVS MESH;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	the cost of expanding our commercial operations, including our selling and marketing efforts;

•	our ability to establish and maintain effective relationships with independent distributors;

•	the rate at which physicians adopt our eSVS MESH for use in CABG surgery; and

•	the progress of preclinical and clinical trials required to support our applications for regulatory approvals, including our human clinical trials in the United States.

We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, in the United Arab Emirates in October 2010 and in Turkey in January 2011, but we have not generated significant revenue from the sale of products to date. We did not generate meaningful sales in the fiscal year ended December 31, 2010 and we expect our operating losses and negative cash flows from operations to continue for the foreseeable future. Our future capital requirements will depend upon a number of factors as indicated above.

We expect the proceeds of this offering, together with our existing resources as of the date of this prospectus, to be sufficient to fund our planned operations for at least the next 12 months. However, we may require significant additional funds earlier than we currently expect in order to conduct additional clinical trials to obtain regulatory approvals of our eSVS MESH. To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholders’ interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and harm our business.

If adequate funds are not available, we may be required to terminate, significantly modify or delay our development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to our technologies or product candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

Contractual Obligations, Commitments and Contingencies

To date, we have not entered into long-term minimum purchase commitments with suppliers. Our principal commitments consist of obligations relating to our international clinical trial and obligations under the lease for our facility in Minneapolis, Minnesota, and certain office equipment.

The following table summarizes our outstanding contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

International clinical trial obligations(1)	$241	$241	$—	$—	$—
Operating lease obligations(2)	52	46	6	—	—
Key supplier purchase commitment(3)	43	43	—	—	—

Total	$336	$330	$6	$—	$—

(In thousands)

(1)	The outstanding obligations for our international clinical trial include our estimated costs to complete patient monitoring and follow-up and trial data collection and analysis for our 90 patient multi-center clinical trial conducted outside the United States. Patient enrollment in this trial was completed in July 2009.

(2)	Operating lease obligations represent future minimum lease payments under non-cancelable operating leases for our facility and certain office equipment. The operating lease obligation for our corporate facility ends September 30, 2011.

(3)	The amount presented reflects the undelivered portion of an outstanding purchase order with one of our key suppliers. To date we have not entered into any long term supply agreements with any of our vendors. As of December 31, 2009, remaining outstanding purchase orders were not significant.

As of October 2, 2010, our obligations related to the international clinical trial decreased to $59,000, and our operating lease obligations and purchase commitments to key suppliers increased to $64,000 and $247,000, respectively. Our operating lease obligation increased due to our signing of a lease extension through September 30, 2011. Our purchase commitments with key suppliers have increased due to our initiation of additional pre-clinical studies during the current year and our commitment to purchase of additional production equipment and inventory to support commercial sales in select international markets.

Royalty Payments

The core intellectual property relating to our eSVS MESH, including five patent applications pending in the United States and nine patent applications pending in countries outside the United States, was sold to us by Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. Pursuant to the Assignment and License Agreement, Medtronic also sold to us intellectual property relating to a brushed ePTFE vascular graft, or the Brushed Graft Product. Currently, such intellectual property is embodied in two patents and four pending patent applications in the United States, and one patent and four pending patent applications in countries outside the United States.

As consideration for the sale of intellectual property relating to the eSVS MESH and the Brushed Graft Product and other rights granted by the Assignment and License Agreement, we have agreed to pay Medtronic an aggregate of $20.0 million upon the achievement of certain sales milestones relating to the eSVS MESH and the Brushed Graft Product and a royalty of 4% on sales of our eSVS MESH and the Brushed Graft Product. The royalty will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reach $100.0 million.

In the recitals to the Assignment and License Agreement, we stated that we would use our reasonable best efforts to develop and commercialize both the Brushed Graft Product and the eSVS MESH. While we have undertaken activities to develop and commercialize the Brushed Graft Product, we are currently primarily focused on the development of our eSVS MESH for use in CABG surgery and additional applications of our eSVS MESH. In connection with its development of the Brushed Graft Product, Medtronic used certain technology to produce platelet-poor plasma for use in the Brushed Graft Product. Pursuant to the Assignment and License Agreement, Medtronic licensed to us certain patent rights necessary to produce this platelet-poor plasma and provided for a continuing license of such rights in the event Medtronic sold the technology used to produce such platelet-poor plasma. These licensed patent rights are different from the patents related to the Brushed Graft Product itself that were sold to us, and we have not yet determined whether the platelet-poor plasma is necessary or useful in the commercialization of the Brushed Graft Product. We may ultimately elect to commercialize the Brushed Graft Product without the platelet-poor plasma and believe that we have the intellectual property rights to do so without the license to produce platelet-poor plasma.

The original eSVS MESH technology was developed at the University of Cape Town, South Africa. On June 12, 2003, Medtronic, the University of Cape Town and a professor at the University of Cape Town entered into a Research and Scientific Collaboration Agreement, pursuant to which the University of Cape Town assigned to the professor all its ownership rights in the eSVS MESH technology and any patents that may arise therefrom, subject to the South African Exchange Control approval process. Prior to receipt of such approval, the professor and other researchers assigned to Medtronic all their ownership rights in the eSVS MESH patents and technology, and Medtronic subsequently granted us an irrevocable, exclusive license of the eSVS MESH patents and technology pursuant to the Assignment and License Agreement until the South African Exchange Control approval process could be completed. On or about November 8, 2007, the South African Federal Reserve Bank approved the Research and Scientific Collaboration Agreement, and on August 26, 2008, Medtronic assigned the patents relating to the eSVS MESH to us in fulfillment of its obligations under the Assignment and License Agreement.

Any or all licenses granted to us pursuant to our agreement with Medtronic may be terminated and potentially all of the core intellectual property and patent rights related to our eSVS MESH will revert to Medtronic, upon notice by Medtronic, if we become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership or otherwise lose legal control of our business. In addition, Medtronic may terminate the license to the platelet-poor plasma if we determine to cease commercializing the Brushed Graft Product. Medtronic may also cause the core intellectual property and patent rights related to our eSVS MESH to revert to Medtronic if we determine to cease commercializing our eSVS MESH. The agreement with Medtronic does not define what constitutes “commercializing” for these purposes.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Regulation S-K Item 303(a)(4).

Recent Accounting Pronouncements

In February 2010, the FASB issued guidance on subsequent events contained in ASU 2010-09, which amends ASC 855, to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent event procedures. Although we are still required to evaluate subsequent events through the date the financial statements are issued, the pronouncement exempts SEC filers from disclosing the date through which subsequent events have been evaluated. We adopted ASU 2010-09 in the first quarter of 2010. The implementation of ASU 2010-09 did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurement contained in ASU 2010-6, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. We adopted ASU 2010-6 in the first quarter of 2010. The implementation of ASU 2010-6 did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, we have updated references to GAAP in our financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact our financial position or results of operations.

In June 2008, the FASB issued FASB ASC 815-40, Derivatives and Hedging, which provides guidance on how to determine if certain instruments (or embedded features) are considered indexed to a company’s own stock, including instruments similar to warrants to purchase the company’s stock. FASB ASC 815-40 clarifies the determination of whether equity-linked instruments (or embedded features), such as our convertible notes or options to purchase our common stock, are considered indexed to our own stock, which would qualify as a scope exception and therefore be exempt from the application of FASB ASC 815. FASB ASC 815-40 became effective January 1, 2009. Any outstanding instrument at the date of adoption requires a retrospective application of the accounting through a cumulative effect adjustment to retained earnings upon adoption. Our adoption of this guidance had a material impact on our financial position and results of operations, as described in Note 7 to our financial statements.

Business

Overview

We are a development stage medical device company focused on developing, manufacturing and commercializing our external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. CABG is one of the most commonly performed surgeries in the United States, with the American Heart Association estimating that 448,000 CABG procedures were performed in the United States in 2006, the most recent year for which the American Heart Association has published such estimates. In addition, the Millennium Research Group, an independent market research firm, estimates that there will be 165,000 CABG procedures per year in Europe by 2013. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries. The effectiveness of the procedure, however, is often limited by the failure rate of saphenous vein grafts, which has been shown in various studies to range from 6% to 30% one year after surgery and 60% ten years after surgery. Failure of these grafts, typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to the need for further coronary interventions up to and including additional CABG procedures. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery could improve the long-term outcome of CABG procedures, including improved openness, or patency, and improved blood flow through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.

According to the American Heart Association, approximately 17.6 million people in the United States have coronary artery disease, and approximately 587,000 people in the United States die each year as a result of the disease. In addition, according to a 2007 World Health Organization report, approximately 7.2 million people worldwide died of coronary heart disease in 2002. The direct and indirect cost of coronary artery disease to the U.S. economy is estimated to be over $177 billion in 2010. Physicians and patients may select among a variety of treatments to address coronary artery disease, including pharmaceutical therapy, balloon angioplasty, stenting with bare metal or drug-eluting stents, and CABG procedures, with the selection often depending upon the stage of the disease. The SYNTAX study, comparing CABG and implantation of drug-eluting stents, found that CABG is the more effective long-term treatment for coronary artery disease, achieving the best long-term patient outcomes as measured by survival rate and need for re-intervention 12 months after surgery. Moreover, patients with severe and multi-vessel coronary artery disease often cannot be effectively treated with methods other than CABG. The prevalence of coronary artery disease and the success rates for CABG procedures versus other treatments for coronary artery disease has made CABG surgery one of the most commonly performed surgeries in the United States. Based on a report published by the Millennium Research Group, moderate growth in coronary artery bypass procedures is expected in the United States through 2012 and in Europe through 2013, largely due to the increase in procedure volumes caused by rising rates of coronary artery disease and the need for repeat revascularizations.

According to results published in the European Journal of Cardio-Thoracic Surgery in 2006, each CABG procedure involves an average of 3.3 bypass grafts, typically consisting of the left internal mammary artery, or LIMA, for one graft and the saphenous vein for the remaining 2.3 grafts per procedure. Saphenous vein grafts fail more frequently than LIMA grafts due to differences in structure and size of saphenous vein grafts as compared to LIMA grafts. Unlike the LIMA, which is a thick-walled artery intended to handle the high pressure blood flow from the heart, saphenous veins are thin-walled vessels that are intended for a low-pressure venous environment. Saphenous veins are also typically larger than the coronary arteries to which they are attached and this difference in size disrupts blood flow, adding stress to the vessel wall and increasing the risk of thrombosis, or blood clotting. When the vein grafts used to bypass a blocked artery are exposed to the high pressure of arterial flow, there is significant stress on the thin wall of the veins. The vein responds to this injury by causing its inner walls to thicken, decreasing the inner diameter of the graft and often leading to failure of the bypass graft.

Our eSVS MESH is a nitinol mesh sleeve that is placed over the saphenous vein graft during CABG surgery and is designed to constrict the vein and prevent expansion of the vein graft and resulting injury due to increased pressure. The constriction of the vein graft also causes the diameter of the graft, or lumen, to more closely match the diameter of the target coronary artery to which it is attached, thereby reducing blood flow disruption. Our eSVS MESH is designed to be applied quickly and is compatible with most current CABG surgery protocols. In addition, nitinol is commonly used in many other implantable medical devices.

In order to obtain authorization to apply the CE Mark to our product and begin sales in Europe, we conducted a 90 patient multi-center clinical trial outside the United States. The goals of this trial were to demonstrate that CABG surgery using our eSVS MESH was not inferior as to either safety or effectiveness as compared to traditional CABG surgery. We received our CE Mark in May 2010 based on data from angiographic studies nine to 12 months following surgery of the first 38 patients in the trial to complete such follow-up studies. Analysis of this data showed that the patency of vessels treated with our eSVS MESH was statistically equivalent and therefore non-inferior to the patency of untreated saphenous vein bypass vessels. The final results of the trial, which included angiographic data for 73 patients, differed from the results for the first 38 patients and were inconclusive as to whether the patency of eSVS MESH treated vessels was non-inferior to untreated vessels. Because our CE Mark submission was made pursuant to a protocol accepted by all participating clinical study sites and their respective Competent Authorities (government or government-appointed agencies in charge of approving medical device clinical studies prior to enrollment in such a study), and device and procedure safety have been demonstrated (no increase in adverse events as compared to published literature for CABG surgery), the final results do not impact the status or validity of our CE Mark. We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010 in the United Arab Emirates in October 2010 and in Turkey in January 2011, but we have not generated significant revenue from the sale of products to date.

In the trial, we evaluated the safety of our eSVS MESH by comparing the rate of major adverse cardiac and cerebral events, or MACCE, 30 days following surgery for patients treated with our eSVS MESH against the same rate reported in published literature for patients with traditional CABG surgery. We evaluated efficacy by comparing the patency of vessels treated with eSVS MESH against the patency of untreated saphenous vein bypass vessels as measured by angiographic studies nine to 12 months following implant. The safety data from this trial has indicated that our eSVS MESH and implant procedure do not result in an increase in patient complications during or after surgery. However, the effectiveness data from the trial is inconclusive primarily due to two complicating factors. First, one of the centers participating in the trial used implant methods incompatible with our eSVS MESH. Second, the amount of reduction in the diameter of the saphenous vein grafts, or downsizing, prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in saphenous vein grafts utilizing the eSVS MESH, particularly when our smallest device, 3.0 millimeters, was used. In response to this data, we have modified our instructions for use to provide clear direction on the surgical method to be used with our eSVS MESH, discontinued the use of our 3.0 millimeter eSVS MESH and reduced the amount of downsizing specified for other device sizes. We also exclude saphenous veins with walls thicker than 0.7 millimeters. We believe these steps will resolve the patency issues identified in the trial.

The U.S. Food and Drug Administration, or FDA, is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We anticipate beginning enrollment in a United States IDE trial in the first half of 2011. We could be delayed by adverse clinical results or regulatory complications, and we may never receive U.S. marketing approval.

We are pursuing additional applications for our eSVS MESH, including applications for use in peripheral artery bypass surgery, for use with coronary allografts, and for use in arteriovenous, or AV, fistula dialysis applications. In peripheral artery bypass surgery, saphenous vein grafts are used to bypass obstructed arterial vessels in the legs. Coronary allografts are saphenous veins obtained from cadavers that are used in CABG procedures for patients who do not have appropriate arterial or venous conduits. An AV fistula is a surgically created connection, or fistula, between an artery and a vein used to provide access to the circulatory system of patients with kidney disease for chronic dialysis treatment. We believe that these applications could have significant commercial potential.

Our Strategy

Our objective is to achieve significant market adoption of our eSVS MESH technology in CABG and other vascular applications. Key elements of our strategy to achieve this objective include the following:

•	Work with respected medical centers and key thought leaders to demonstrate and communicate the potential benefits of our eSVS MESH. We have collected effectiveness data from our 90 patient, multi-center trial conducted outside the United States and are currently seeking an IDE from the FDA to begin clinical trials in the United States. We believe that it will be important to increase the awareness of our eSVS MESH by collaborating with key opinion leaders at leading academic and medical institutions and supporting post-approval marketing studies and publication of peer-reviewed articles. We have formed clinical relationships with surgeons at several cardiovascular surgery and CABG centers.

•	Commercialize our eSVS MESH in select European and other International markets. We received CE Mark approval in May 2010 and began marketing and commenced shipments of our eSVS MESH in select European markets in June 2010, in the United Arab Emirates in October 2010 and in Turkey in January 2011. We have engaged independent distributors for Switzerland, Italy, Spain, Belgium, the Netherlands, Luxembourg, the UK, Ireland, Greece, Denmark, Sweden, Norway, Turkey and Germany, and are in the process of engaging additional independent distributors experienced in their respective European markets to promote and sell our eSVS MESH. Concurrent with this effort, we have commenced activities to seek regulatory approval and engage independent distributors to begin marketing in other international markets.

•	Obtain regulatory approval and commercialize our eSVS MESH in the United States. The FDA is reviewing our application for an IDE, and we expect to receive approval to commence our IDE trial in the first half of 2011. We are in discussions with 13 clinical trial sites to participate in our IDE trial, six of which have been engaged as of December 31, 2010. We expect to commence enrollment in our IDE trial in the first half of 2011. Over the longer term, we will assemble data from our United States human clinical trial in support of an application for PMA approval from the FDA. If we receive the necessary regulatory approval, we plan to commercially introduce our eSVS MESH in the United States through independent distributors with access to key CABG centers and key physicians.

•	Conduct trials to expand indications for our eSVS MESH. We have begun research activities in 2010 designed to evaluate the use of our eSVS MESH in additional indications for peripheral artery bypass surgery, for use with coronary allografts, and for use with AV fistulas in dialysis patients.

Treatment of Coronary Artery Disease

According to the American Heart Association, approximately 17.6 million people in the United States have coronary artery disease, and approximately 587,000 people in the United States die each year as a result of the disease. In addition, according to a 2007 World Health Organization report, approximately 7.2 million people worldwide died of coronary heart disease in 2002. The direct and indirect cost of coronary artery disease to the U.S. economy is estimated to be over $177 billion in 2010. Primary treatment options for coronary artery disease are pharmaceutical therapy, balloon angioplasty, intravascular stents, and CABG surgery. A description of each of these options is provided below:

Pharmaceutical Therapy

In patients with less severe disease, pharmaceuticals remain the primary treatment approach and include drugs such as platelet adhesion inhibitors or drugs that reduce the blood cholesterol or triglyceride levels. For more serious disease, however, pharmacological therapy alone is often inadequate.

Balloon Angioplasty

Percutaneous transluminal coronary angioplasty, commonly referred to as balloon angioplasty, is a surgical procedure that involves the dilation of the obstructed artery with a balloon catheter. Angioplasty is generally successful in increasing immediate blood flow and, relative to current surgical procedures, offers the benefits of shorter periods of hospitalization, quicker recovery times, reduced patient discomfort and lower cost. However, according to a trial published in the journal Circulation in 2006, up to 40% of vessels treated with balloon angioplasty return to their pre-treatment, narrowed size, a process known as restenosis, within six to 12 months following the procedure.

Intravascular Stents

High rates of restenosis following treatment by balloon angioplasty led to the introduction of stents, mesh-like metallic tubes that are placed within the narrowed portion of the coronary vessel to hold the vessel open after the angioplasty balloon has been removed. Although clinical outcomes for procedures using stents reflect an improvement over balloon angioplasty alone, the effectiveness of stents is still limited by restenosis, which for bare metal stents occurs in about 20% of cases within six months of the procedure.

Drug eluting stents are coated with specially formulated, slow-release drugs designed to prevent restenosis. According to the FDA in 2008, drug eluting stents were shown in clinical trials to reduce the rate of restenosis within one year after placement to 10%. Drug eluting stents are widely used, with a current market share relative to total stent usage in the range of 70%. However, some studies have been presented that associate drug eluting stents with late stage thrombosis, or clotting, which can be an adverse event.

Despite the advancements and market success of drug-eluting stents and angioplasty therapies, these interventional procedures may be less effective than surgical procedures in addressing diffuse progressive coronary artery disease. In this advanced stage of coronary artery disease, intervention is required for multiple vessels, many of which are less than two millimeters in internal diameter, a diameter currently unsuitable for angioplasty and stenting. In addition, stents have been shown to be difficult to place in patients with coronary lesions in sections with vessel branches and in patients with narrowings in the left main coronary artery. In a study published in the New England Journal of Medicine in January 2008 that compared drug-eluting stents with CABG in multivessel coronary disease, death rates and revascularization rates were higher in patients receiving drug-eluting stents than in patients receiving CABG, even though the cohort of patients receiving CABG was older and had more severe coronary disease.

CABG Surgery

Coronary Artery Bypass Grafting involves the construction of an alternative path to bypass a narrowed or occluded coronary artery and restore blood flow from the aorta to an area past the occlusion. This procedure is normally accomplished using saphenous veins from the leg and the LIMA from the chest as bypass grafts. Most commonly, the LIMA is utilized for bypassing the left anterior descending artery of the heart, or LAD, while saphenous veins are utilized for bypassing other coronary arteries.

For vein grafts, one end of the harvested vessel is then generally attached to the aorta for blood inflow, and the opposite end is attached to the target coronary vessel. If a mammary artery is used as the bypass graft, it must be dissected from the chest wall, leaving one end in place on the aorta, while the opposite end is attached to the target vessel, providing uninterrupted blood flow from the arterial circulation. Once in place, these grafts provide sufficient blood flow to bypass the narrowed or occluded portion of the coronary artery. The following diagram illustrates the use of the internal mammary artery graft and saphenous vein graft in CABG surgery:

Current Disadvantages of Saphenous Vein Grafts

Since its first successful use in the 1960’s, the saphenous vein graft has been one of the most commonly used conduits in CABG surgery. Some of the main advantages of using the saphenous vein include its ease of accessibility, its ease of handling, and the number of grafts, typically three, that can be constructed from a single vein. Despite these advantages and the widespread use of saphenous veins in CABG surgery, several issues have been identified, such as:

•	Pressure normally exerted on veins is much lower than the pressure on arteries. Arterial pressure is normally 80-120 mm Hg while central venous pressure is normally about 3-7 mm Hg.

•	Veins do not have the strong muscular wall seen in arteries. Therefore, when placed under higher arterial pressures, the veins typically dilate, or expand.

•	Veins have large lumens as compared to arteries, resulting in a mismatch of lumen diameters when a saphenous vein graft is connected to a coronary artery. This size mismatch results in slow, sluggish blood flow in the vein graft with more stress placed on the wall of the vein due to blood volume.

The higher pressure of arterial blood flow and the size mismatch that results when a saphenous vein is used as a graft in CABG surgery often cause the vein to expand, damaging the lining of the vein. The vein responds to this damage by causing its walls to thicken in a manner that often leads to failure of the bypass graft. Smooth muscle cells proliferate in the middle layer of the vein wall and migrate to the inner surface of the vein in a process known as neointimal hyperplasia. The resulting accumulation of activated smooth muscle cells secrete inflammatory and growth factors leading to a stenotic build-up, or constriction and narrowing of the graft, and graft failure over time. The failure rates of saphenous vein grafts in CABG procedures is well documented in the scientific literature. A sampling of data from some of the larger benchmark studies is provided below:

Saphenous Vein Graft Failure Rates
		1 Year		5 Year*		10 Year*
		Number of	Failure	Number of	Failure	Number of	Failure
Year	Author	Patients	Rate	Patients	Rate	Patients	Rate

1984	Barner, et al.	248	7%	112	26%	—	—
1996	Fitzgibbon, et al.	3993	19%	1978	25%	—	—
2004	Goldman, et al.	660	8%	336	25%	368	61%
2005	Alexander	2000	30%	—	—	—	—
2009	Serruys, et al.	870	6%	—	—	—	—
2009	Puskas, et al.	183	18%	—	—	—	—

* Five and ten year data is not available for those studies for which data is not presented in these columns.

Failure of these grafts, typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to chest pain, congestive heart failure, irregular heartbeat, myocardial infarction, revascularization or death. A repeat of a CABG procedure to repair a failing or failed graft is a technically more difficult procedure with mortality rates three to five times higher than the original CABG procedure.

eSVS MESH—Our Solution

Our eSVS MESH is designed to improve the long-term outcome of CABG procedures by addressing limitations of unsupported saphenous veins. Our eSVS MESH is a highly flexible, semi-compliant, kink-resistant extravascular tubular prosthesis made of knitted nickel/titanium, or nitinol, wire mesh. Our eSVS MESH is designed to be fitted like a sleeve over vein grafts, thereby providing the vein graft with physiological attributes similar to those of an artery.

An artery has a thick muscular wall to handle higher pressures, and a relatively small lumen that produces higher blood velocities, offering less chance for blood to pool and clot. In contrast, a vein has a thinner, less muscular wall due to the lower pressures normally found in veins and a larger lumen designed to maintain these lower pressures. We believe that larger, thinner-walled veins will have greater potential benefit from our eSVS MESH.

Our eSVS MESH is designed to provide the vein graft with physiological attributes similar to those of an artery by reducing the lumen diameter and strengthening the vessel wall. We believe the key benefits of our eSVS MESH technology include:

•	Structural support designed to inhibit vessel expansion and resulting damage to the vessel, which can prevent a thickening of the vessel wall over time, or hyperplasia, and resulting graft failure.

•	Radial constriction designed to cause the diameter of the graft, or lumen, to be consistent in size and more closely match the diameter of the target coronary artery to which it is attached, thereby increasing blood flow velocities, reducing the potential for clot formation, and inhibiting hyperplasia.

•	Compatibility with current CABG procedures, including on-pump or off-pump procedures, and open or endoscopic saphenous vein harvest methods. On pump CABG procedures are performed on a non-beating heart with the patient on a heart-lung machine, and off-pump CABG procedures are performed on a beating heart. Open saphenous vein harvest involves a long incision in the leg to expose the entire length of vein being harvested, and endoscopic saphenous vein harvest involves only small slits at the beginning and end of the vein segment being harvested, with the use of an endoscopic device to harvest the vein segment. Except for the placement of our eSVS MESH on the saphenous vein graft, the surgical steps to use a saphenous vein graft with our eSVS MESH are the same as would be performed for any coronary artery bypass procedure utilizing unsupported saphenous vein grafts. We do not expect, nor have we seen, a significant increase in CABG procedure time due to eSVS MESH use.

Our eSVS MESH technology consists of the following:

•	eSVS MESH (25 cm length, and either 3.5, 4.0, or 4.5 mm in diameter);

•	INTRODUCER for use in placing our eSVS MESH on the saphenous vein (one for each diameter of our eSVS MESH);

•	SUTURE SNARE for use in loading our eSVS MESH onto the saphenous vein; and

•	SIZING TOOL for use in choosing the correct device size based on saphenous vein diameter.

Clinical Development of our eSVS MESH

International Human Clinical Trial

The first human clinical trial of our eSVS MESH is a non-inferiority trial where each patient is randomized to receive a saphenous vein graft with our eSVS MESH to bypass either the right coronary artery or the circumflex artery, two arteries commonly bypassed during CABG. The bypassed artery not chosen to receive our eSVS MESH serves as the control and receives a standard saphenous vein graft. To ensure Good Clinical Practices compliance, outside resources are utilized for data collection and analysis, including a contract research organization for data entry and verification, a physician clinical events committee for the review and evaluation of adverse events, and an angiographic core lab for assessment of saphenous vein graft patency.

Seven international centers enrolled 90 patients in this trial. Enrollment in this trial closed on July 21, 2009. As of December 31, 2010, 88 patients have been implanted for 18 months or more and 36 patients have been implanted for 24 months or more.

The international sites involved in this trial, and the number of patients enrolled at each site, is provided below:

Number of Patients
Center Name	Enrolled

Schleswig-Holstein University Hospital, Kiel, Germany	25
National University Hospital, Singapore	21
University Of Cape Town, Cape Town, South Africa	20
Hospital Regional De Sion, Sion, Switzerland	9
Auckland City Hospital, Auckland, New Zealand	8
Hospital Universitario 12 de Octubre, Madrid, Spain	5
Prince Charles Hospital, Brisbane, Australia	2

Total	90

In this trial, our goal was to demonstrate that the use of our eSVS MESH results in no more major adverse cardiac and cerebral events, or MACCE, than standard CABG surgery. The primary safety endpoint of this trial was statistical non-inferiority based on the total rate of MACCE at 30-days post-implant as compared to published literature. MACCE is a composite of the following:

•	myocardial infarction, or heart attack;

•	stroke;

•	revascularization due to blocked vein grafts, including surgery or stenting; and

•	death.

In summary, there were four adverse events that met the protocol definition of MACCE, which compared favorably to the compilation of published literature that presented 30-day post-implant MACCE rates for CABG surgery patients, separating the MACCE category into the composite factors listed above.

A table summarizing these results is shown below:

		Published
	Trial Data	Literature

Myocardial infarction	2(2.2%)	2.8%
Stroke	2(2.2%)	1.8%
Revascularization	0	0%
Death*	0	4.8%

Total	4(4.4%)	9.4%

* One patient death eight months after surgery due to non-cardiac causes

The primary effectiveness endpoint of this trial is statistical non-inferiority of angiographic stenosis, or patency, of eSVS MESH vessels as compared to control vessels at nine to 12 months post-implant. A vessel is considered to be patent if there is less than 50% stenosis. This data has been inconclusive regarding the effectiveness of the eSVS MESH primarily due to the following two factors:

•	One center had implant methods incompatible with our eSVS MESH. Specifically, this center had issues with failure of the proximal anastomotic site, resulting in graft closure. We have modified our instructions for use to provide clear direction to surgeons on how to make the proximal anastomotic site when using our eSVS MESH.

•	The amount of reduction in the diameter of the saphenous vein grafts, or downsizing, prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in saphenous vein grafts utilizing the eSVS MESH, particularly when our smallest device, 3.0 millimeters, was used. This resulted in lumen diameters that were very small and did not remain patent. We have modified our instructions for use and sizing tool to decrease the amount of downsizing applied to saphenous vein grafts by our eSVS MESH and discontinued the 3.0 millimeter size of our eSVS MESH.

Of the 90 patients participating in the study, 73 patients returned for angiographic studies nine to 12 months following their implant. In this group, 49% (36 of 73) of the eSVS MESH vessels were patent and 81% (59 of 73) of the untreated vessels were patent. If, however, we exclude eSVS MESH grafts implanted at the center with the incompatible treatment methods and grafts treated with our 3.0 millimeter eSVS MESH, at nine to 12 months following the implant, 73% (24 of 33) of the eSVS MESH vessels were patent and 81% (59 of 73) of the untreated vessels were patent, statistically equivalent results. The following table shows the patency of (i) vessels treated with eSVS MESH implanted at the center with incompatible treatment methods (“Site 3” in the table below), (ii) vessels treated with eSVS MESH implanted at all other centers and (iii) untreated saphenous veins used as controls, for each of the 3.0, 3.5 and 4.0/4.5 millimeter eSVS MESH sizes. We combined the 4.0 and 4.5 sizes since only one patient received the 4.5 eSVS MESH.

This trial formed the basis for our CE Mark application, which we submitted in February 2010 and received in May 2010. We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, in the United Arab Emirates in October 2010 and in Turkey in January 2011.

United States IDE Trial

The FDA is reviewing our application for an IDE which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We are currently amending our IDE application and anticipate obtaining IDE approval in the first half of 2011, and if approved, we expect to commence enrollment in our IDE trial in the first half of 2011. The FDA has not approved our IDE submission and the summary below of the trial design is based upon our current expectations of the IDE protocol. The ultimate trial design, if and when approved by the FDA, may be materially different than our expectations set forth below.

We expect that the FDA will require a feasibility phase as part of our IDE trial. We are proposing that up to the first 60 patients enrolled in the trial will have a 90-day post-implant assessment of device patency, in addition to normal follow-ups prescribed in the clinical trial protocol. We are also proposing that success criteria for this feasibility analysis be non-inferiority. Once the 90-day follow-up is completed and the data is reported to the FDA, subject to FDA consent, we expect to continue enrollment at all sites and these feasibility phase patients will be included in the IDE trial data set. The feasibility phase will delay completion of our IDE trial by at least five to six months compared to a trial that does not incorporate a feasibility phase.

The primary safety endpoint of the IDE trial is expected to be statistical non-inferiority based on the total rate of major adverse cardiac events, or MACE, at 30-days post-implant as compared to published literature. The primary effectiveness endpoint of this trial is expected to be statistical superiority of the patency of eSVS MESH vessels as compared to control vessels at nine-months post-implant. This effectiveness endpoint is more rigorous than the effectiveness endpoint of our international trial, which was a non-inferiority comparison. The IDE protocol reflects our prior observations from the international trial. For example, the IDE protocol will only include eSVS MESH sizes of 3.5 mm or greater in diameter and will include detailed instruction regarding preparation of anastomotic sites. We expect the IDE trial to require enrollment of at least 366 patients and include up to 20 clinical trial sites. Of these patients, we expect that we will be required to perform nine-month post-implant angiograph procedures on at least 293 patients. We would be dependent upon our clinical sites and enrolled subjects for compliance in returning and agreeing to the nine-month angiograms and expect that a certain percent of subjects will either not return or will refuse the nine-month angiogram. We are in discussions with 13 clinical trial sites to participate in our IDE trial, six of which have been engaged as of December 31, 2010. We expect to commence enrollment in the IDE trial in the first half of 2011.

Enrollment in the IDE trial is expected to take approximately 21 months, and follow-up is expected to take up to an additional year from the completion of enrollment. Prior to commercializing our eSVS MESH in the United States, we will be required to submit a Pre-Market Approval, or PMA, application to the FDA. Approval of a PMA by the FDA generally takes approximately one year after the application. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

Preclinical Testing

Preclinical trials of our eSVS MESH technology have been presented in peer-reviewed journals, including The Journal of Thoracic and Cardiovascular Surgery in February 2008 and the Journal of Vascular Surgery in June 2009. Between 2002 and 2007, Medtronic, Inc. sponsored multiphase trials with the Cardiovascular Research Unit of the Christiaan Barnard Department of Cardiothoracic Surgery at the University of Cape Town in South Africa, or UCT, to evaluate the effects of various designs of external nitinol mesh sleeves on the vascular architecture of vein grafts used in CABG and peripheral bypass procedures. This multiphase research concluded that the use of our eSVS MESH showed a statistically significant decrease in intimal hyperplasia after six months of implantation. In addition to these trials, Medtronic, Inc. and UCT collaborated on stress, fatigue, durability, and finite element analysis of knitted eSVS MESH designs.

In October 2007, we acquired ownership of the core intellectual property relating to our eSVS MESH from Medtronic, Inc. and initiated additional work on the technology. This work included developing additional sizes of our eSVS MESH, completing required preclinical and biological testing of the product and accessories, developing packaging and labeling for our eSVS MESH, and creating product documentation intended to comply with relevant FDA and international standards.

In addition, we initiated and completed a series of animal trials utilizing sheep to confirm that our eSVS MESH, as manufactured by us, performed as expected, and produced the expected results. These animal trials showed a statistically significant inhibition of the formation of intimal hyperplasia when our eSVS MESH was used with a saphenous vein graft in CABG procedures. However, sheep arterial pressures and vasculature differ from humans, and human clinical studies may not be consistent with animal trial results.

Additional eSVS MESH Applications

Additional development projects based on our eSVS MESH technology that we are exploring and may advance include:

Peripheral Grafts

In this clinical application, saphenous vein grafts are used to bypass obstructed arterial vessels in the legs. We have begun initial preclinical trials for this application, utilizing saphenous vein grafts with our eSVS MESH in place. We plan to complete research and development bench testing for our preclinical trials relating to this application in 2011 and begin additional animal studies in 2011, in support of future potential regulatory submissions. We estimate that the animal study will take between one and two years to complete.

Coronary Allografts

In this clinical application, cadaver, or allograft, saphenous vein grafts are used in CABG procedures for patients who do not have appropriate arterial or venous conduits. We have had discussions with suppliers of this allograft material to determine usage patterns. We plan to begin research and development bench testing for our preclinical trials relating to this application in 2011 and begin an animal study in 2011. We estimate that the animal study will take between one and two years to complete.

Arteriovenous Fistula

In this clinical application, a fistula, or connection, is made between an artery and a vein, normally in the non-dominant arm, for circulatory system access in patients requiring chronic dialysis. We plan to begin research and development bench testing for our preclinical trials relating to this application in 2011 and 2012 and begin an animal study in 2011 or 2012. We estimate that the animal study will take between one and two years to complete.

Sales and Marketing

Europe and Other International Markets

On May 13, 2010, we obtained the CE Mark for our eSVS MESH. The CE Mark allows us to sell our eSVS MESH for use in CABG procedures in 32 countries within the European Union, the European Economic Area, and the European Free Trade Association. We began marketing and commenced shipments of our eSVS MESH in select European Union markets in June 2010, but we have not generated significant revenue from the sale of products to date. Our plan is to utilize independent distributors to commercialize our technology in Europe. We have entered into agreements with independent distributors for Switzerland, Italy, Spain, Belgium, the Netherlands, Luxembourg, the UK, Ireland, Greece, Denmark, Sweden, Norway, Turkey and Germany to conduct sales in these markets and we intend to enter into additional distribution agreements to conduct sales in other select European nations. These distribution agreements generally have terms of three years, restrict distributors from selling products competitive with our eSVS MESH and grant exclusivity within a territory, which is generally limited to a single country. In addition, we may terminate the distributor’s exclusivity or the entire agreement if the distributor fails to achieve agreed upon sales targets. These distributors will be supported by our U.S.-based staff with regard to training and promotional materials. We intend to work with our distributors with respect to product reimbursement and have also identified other third parties that may be contracted to assist in obtaining country-specific product reimbursement. We were recently denied government-sponsored reimbursement in Germany for our eSVS MESH for calendar year 2011, and will need to reapply in order to be considered for this reimbursement in 2012.

As the European cardiac surgery market is characterized by centralized, high-volume cardiac surgery centers, we believe this market can be effectively addressed through a small, highly-focused independent distributor network.

We will be an active participant in post-market clinical trials aimed at validating the long-term outcomes of patients who receive our eSVS MESH. These studies will be designed to show that eSVS MESH patients require less revascularization procedures than standard CABG patients, thereby also reducing the costs associated with revascularization procedures for eSVS MESH patients. We envision that the results of these studies will be presented at scientific sessions and presented in peer-reviewed journals, thereby increasing the visibility and adoption of our eSVS MESH. These studies will also be used to support applications for public hospital reimbursement in those countries that require outcomes data for such reimbursement.

We believe that the CE Mark will allow us to begin regulatory submissions to obtain marketing approval in other select markets, including South Africa, Canada, New Zealand and Argentina. These markets require either the CE Mark or FDA approval to begin the submission process, per their current medical device regulatory requirements. Therefore, obtaining the CE Mark will allow us to begin regulatory submissions in these countries. In addition, we have begun the regulatory submission process for Singapore, Hong Kong and Malaysia, and have entered into an agreement with an independent distributor for Singapore, Hong Kong, Thailand, Malaysia, Indonesia, the Philippines, Cambodia, Laos, Vietnam and Brunei. We have also entered into an agreement and begun commercial sales with an independent distributor for the United Arab Emirates.

United States

We are required to conduct a PMA IDE trial in the United States. Enrollment in this trial, follow-up of trial patients, and subsequent PMA approval are anticipated to take approximately 42 months. If the U.S. IDE trial commences enrollment in the first half of 2011, has the trial design we expect as described above, is successful and our resulting PMA is approved, we expect to launch our eSVS MESH in the United States no sooner than 2014.

Based upon the 2009 Society of Thoracic Surgeons Adult Cardiac Surgery Database, we believe CABG surgeries were performed in approximately 1,150 U.S. hospitals in 2009.

According to an article published in the journal Health Affairs in 2007, the volume of CABG surgeries performed per U.S. hospital in 2003, the most recent year for which such data was published, was:

CABG Volume per Year	Percent of Hospitals in this Category	Number of Hospitals in this Category

<130 cases	29%	310
130-199 cases	20%	214
200-314 cases	22%	235
315-484 cases	15%	160
>484 cases	14%	150

Based upon this information, approximately 545 hospitals in the United States perform at least 200 CABG surgeries each year. Of these, approximately 310 hospitals perform more than 315 surgeries each year. Our initial marketing focus will be on these 300 to 500 hospitals.

Our plan is to utilize independent distributors to commercialize our eSVS MESH in the U.S. We have identified and are in preliminary discussions with independent distributors that may be contracted to conduct sales, but we have not yet entered into any distribution agreements. We expect that these contracts will be on terms similar to those described above for our agreements with international distributors. These distributors will be supported by Kips Bay staff with regard to training and promotional materials. We have contracted outside reimbursement experts to assist in obtaining Centers for Medicare & Medicaid Services, or CMS, product reimbursement.

Intellectual Property

As of December 31, 2010, we had six patent applications pending in the United States and nine patent applications pending in countries outside the United States (including one Canadian application and one Japanese application for which we recently received notices of allowance) covering various aspects of our eSVS MESH. Our pending patent applications include claims directed towards, among other things, the knitted, resilient structure of our eSVS MESH which is designed to provide structural support to inhibit vessel expansion and provide the vein graft with physiological attributes similar to those of an artery, and the surgical procedures relating to implanting our eSVS MESH. We also have one international patent application pending, which gives us the opportunity to file in more individual countries. We commenced shipments of our eSVS MESH in select European Union markets in June 2010, before any of our pending European patent applications have issued as patents.

Some of our patent applications have entered the examination phase of the patent application process and currently stand rejected. During the examination phase, the examiner assesses the patentability of the invention by comparing the pending claims to the relevant prior art. If the examiner determines that the claimed invention is unpatentable, the examiner will issue an “office action” providing the grounds for rejecting the claims. Such grounds for rejection can include, for example, that the claimed invention lacks novelty or is obvious in view of the relevant prior art. It is common for most U.S. patent applications to be rejected at least one time before issuing as a U.S. patent. To overcome the rejection, the applicant must generally reply by amending the claims and/or providing arguments to distinguish the claimed invention from the cited prior art. If the examiner is not persuaded by the amendments and/or arguments, the applicant can either continue to make amendments and/or arguments to the examiner, for example, by filing a Request for Continued Examination, or a RCE, or by appealing the examiner’s decision to the Board of Patent Appeals and Interferences, or the BPAI.

Our six pending U.S. patent applications relate to intellectual property that we believe is significant to our eSVS MESH. Three of our pending U.S. patent applications have entered the examination phase and were rejected by the examiner. In our replies for each of the first two rejected applications, we identified what we believe are meaningful differences between the claimed invention and the prior art relied upon by the examiner, which prior art was the same in both cases. In both cases, however, the examiner was not persuaded by our arguments. Accordingly, in one of these applications, or the first application, we elected to appeal the examiner’s decision to the BPAI, while in the other application, or the second application, we elected to continue the examination process with examiner by filing an RCE. In November 2010, we received a favorable decision from the BPAI reversing the initial rejection of the first application, and we therefore expect to receive a notice of allowance on such first application. We believe the decision of the BPAI in the first application supports our position with respect to the second application as well as several of our other pending U.S. patent applications. We therefore believe that these applications will ultimately issue as U.S. patents having meaningful scope of protection relating to our eSVS MESH. However, neither the BPAI nor any patent examiners have issued, or indicated they intend to issue, reversals with respect to any applications other than the first application.

Due to the indeterminate time frames in which patent examiners engage in prosecution and the uncertainty of how the examiners will respond to our submissions, it is difficult to accurately predict when prosecution of our patent applications will end. To the extent that these applications or other pending patent applications do not issue as patents, or, if issued, are not issued in a form that is desirable or advantageous to us, we would be exposed to a greater risk of direct competition. Competitors could purchase our eSVS MESH and attempt to replicate some or all of the competitive advantages we derive from our eSVS MESH or more readily be able to design around our technology, and they might be able to market products and use manufacturing processes that are substantially similar to ours, each of which we believe would be highly likely if we are able to achieve significant market acceptance of our eSVS MESH. In addition, third parties may assert that our eSVS MESH infringes the claims in their patents or seek to expand their patent claims to cover aspects of our eSVS MESH. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all, and we may be required to redesign our eSVS MESH to avoid infringement.

The core intellectual property relating to our eSVS MESH, including five patent applications pending in the United States and nine patent applications pending in countries outside the United States, was sold to us by Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. Pursuant to the Assignment and License Agreement, Medtronic also sold to us intellectual property relating to a brushed ePTFE vascular graft, or the Brushed Graft Product. Currently, such intellectual property is embodied in two patents and four pending patent applications in the United States and one patent and four pending patent applications in countries outside the United States.

As consideration for the sale of intellectual property relating to the eSVS MESH and the Brushed Graft Product and other rights granted by the Assignment and License Agreement, we have agreed to pay Medtronic an aggregate of $20.0 million upon the achievement of certain sales milestones relating to the eSVS MESH and the Brushed Graft Product and a royalty of 4% on sales of our eSVS MESH and the Brushed Graft Product. The royalty will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reach $100.0 million.

In the recitals to the Assignment and License Agreement, we stated that we would use our reasonable best efforts to develop and commercialize both the Brushed Graft Product and the eSVS MESH. While we have undertaken activities to develop and commercialize the Brushed Graft Product, we are currently primarily focused on the development of our eSVS MESH for use in CABG surgery and additional applications of our eSVS MESH.

In connection with its development of the Brushed Graft Product, Medtronic used certain technology to produce platelet-poor plasma for use in the Brushed Graft Product. Pursuant to the Assignment and License Agreement, Medtronic licensed to us certain patent rights necessary to produce this platelet-poor plasma and provided for a continuing license of such rights in the event Medtronic sold the technology used to produce such platelet-poor plasma. These licensed patent rights are different from the patents related to the Brushed Graft Product itself that were sold to us, and we have not yet determined whether the platelet-poor plasma is necessary or useful in the commercialization of the Brushed Graft Product. We may ultimately elect to commercialize the Brushed Graft Product without the platelet-poor plasma and believe that we have the intellectual property rights to do so without the license to produce platelet-poor plasma.

The original eSVS MESH technology was developed at the University of Cape Town, South Africa. On June 12,

2003, Medtronic, the University of Cape Town and a professor at the University of Cape Town entered into a Research and Scientific Collaboration Agreement, pursuant to which the University of Cape Town assigned to the professor all its ownership rights in the eSVS MESH technology and any patents that may arise therefrom, subject to the South African Exchange Control approval process. Prior to receipt of such approval, the professor and other researchers assigned to Medtronic all their ownership rights in the eSVS MESH patents and technology, and Medtronic subsequently granted us an irrevocable, exclusive license of the eSVS MESH patents and technology pursuant to the Assignment and License Agreement until the South African Exchange Control approval process could be completed. On or about November 8, 2007, the South African Federal Reserve Bank approved the Research and Scientific Collaboration Agreement, and on August 26, 2008, Medtronic assigned the patents relating to the eSVS MESH to us in fulfillment of its obligations under the Assignment and License Agreement.

Any or all licenses granted to us pursuant to our agreement with Medtronic may be terminated and potentially all of the core intellectual property and patent rights related to our eSVS MESH shall revert to Medtronic, upon notice by Medtronic, if we become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership or otherwise lose legal control of our business. In addition, Medtronic may terminate the license to the platelet-poor plasma if we determine to cease commercializing the Brushed Graft Product. Medtronic may also cause the core intellectual property and patent rights related to our eSVS MESH to revert to Medtronic if we determine to cease commercializing our eSVS MESH. The agreement with Medtronic does not define what constitutes “commercializing” for these purposes.

Competition

The development and commercialization of medical devices to treat cardiovascular disease is a highly competitive industry. Physicians and patients may select among a variety of treatments to address coronary artery disease, including pharmaceutical therapy, balloon angioplasty, stenting with bare metal or drug-eluting stents, and CABG procedures, with the selection often depending upon the stage of the disease. According to the American Heart Association, in 2006, approximately 661,000 balloon angioplasty procedures were performed, with approximately 652,000 of these procedures involving the placement of one or more stents. The American Heart Association also reports that in 2006, approximately 253,000 patients received 448,000 bypass procedures. If physicians choose alternative treatments to CABG surgery due to the disadvantages of CABG surgery, such as the failure rate of CABG surgery, or if additional alternative treatments for cardiovascular disease are developed, there may be a decrease in the number of CABG surgery procedures. The American College of Cardiology/American Heart Association treatment guidelines state that CABG is the only recommended revascularization procedure for those patients with left main or three-vessel coronary disease.

Our eSVS MESH is designed to improve the structural characteristics and long-term performance of vein grafts in CABG surgery. If our eSVS MESH is proven to do so successfully, we believe physicians may more frequently choose to perform CABG surgery over alternative treatments. We expect the primary competition for our eSVS MESH to be other products or techniques to improve the effectiveness of vein grafts in CABG surgery.

We are aware of two companies that have developed mesh devices to be used on the outside of blood vessels. Alpha Research, a Swiss company, has developed a product known as the Biocompound Graft for use in coronary and peripheral bypass operations. The product is a stainless steel braided mesh, indicated for use in coronary or peripheral bypass with patients who have irregularly shaped veins. B. Braun, a German company, has developed a product known as ProVena for use in peripheral bypass operations. The product is a woven polymer mesh, indicated for use in peripheral artery bypass operations using vein grafts.

We believe that these two products are not currently direct competitors to our eSVS MESH, and are not likely to become direct competitors in the near future, because the Biocompound Graft is intended for use only with irregularly shaped veins and the ProVena is intended for use with non-coronary procedures. However, it is possible that one or both of these companies, or other potential competitors, will seek approval to use these or similar devices for procedures with similar or identical indications for use as our eSVS MESH. In addition, we may seek approval of the use of our eSVS MESH in the procedures for which these other products are used, such as peripheral artery bypass operations.

The key competitive factors affecting the success of our eSVS MESH are likely to be the effectiveness, safety profile and price of our eSVS MESH, as compared to existing methods for CABG surgery. We believe a potential disadvantage associated with our eSVS MESH is the possibility of allergic reaction to the implant materials. According to a July 2009 article in the Journal of Invasive Cardiology, nickel allergy after implantation of a nitinol-containing device is rare. This article described the rate of nickel allergy in cardiovascular implants to be between 0.002% and 0.02%. The article also stated that the patients with nickel allergy symptoms responded to medical management at the time of the reaction, did not require device explant, and no longer require medications for the reaction. In order to further safeguard against this rare occurrence, the eSVS MESH instructions for use state that it is contraindicated for patients with a known allergy to nitinol. We believe another potential disadvantage associated with our eSVS MESH is the possibility of damage to the saphenous vein during placement of our eSVS MESH. If the physician does not select the proper size eSVS MESH relative to the size of the vein, the saphenous vein may be damaged while placing our eSVS MESH over the vein. For example, if too small an eSVS MESH is chosen, there could be damage to the saphenous vein caused by stretching the vein while trying to place it in our eSVS MESH. We have provided specific directions in the eSVS MESH instructions for use on how to properly size veins and place our eSVS MESH. In addition, we provide a sizing tool with our eSVS MESH to ensure proper vein sizing. The commercial success of our eSVS MESH will depend upon the results of clinical trials of the technology and experience with the technology in the commercial marketplace.

If the commercialization of our eSVS MESH technology is successful, we expect that other medical device companies, many of whom are larger and have greater financial resources than us, will seek to enter into this market by introducing competing technologies.

Manufacturing and Suppliers

We fabricate our eSVS MESH both at our facility and at a contract manufacturer. We conduct final assembly and packaging inside a controlled environment area within our facility that satisfies the requirements of a Class 10,000 level clean room. We have implemented systems to ensure that our manufacturing operations comply with relevant United States and International Good Manufacturing Practices requirements.

We have vendors for all of our key components and outsourced processes. We have identified alternate suppliers for each key component and outsourced process; however, in some cases, components are provided by single source suppliers at this time due to quality considerations, costs, or regulatory requirements. We have established redundancy for custom equipment used in the manufacture of our eSVS MESH. A third-party supplier performs sterilization services for our eSVS MESH. We currently use four knitting machines that knit the mesh sleeve of our eSVS MESH, with three located at our facility and the other located off-site. We believe that these four machines will produce sufficient quantities of our eSVS MESH to meet our expected needs for the foreseeable future. In the event that one or all of our knitting machines were to become unavailable, we believe that we can obtain one or more replacement knitting machines, although the custom work required to enable the machines to produce our eSVS MESH would likely result in some delays in our production process.

Research and Development

During 2007, 2008 and 2009 and during the nine months ended October 2, 2010, we incurred $196,000, $2.6 million, $3.0 million and $1.9 million, respectively, of research and development expenses. Research and development costs include the costs to design, develop, test, seek approval for, and enhance our eSVS MESH and production process. Expenses related to research and development consist primarily of personnel costs, including salaries, benefits and stock-based compensation, product development, pre-clinical and clinical trials, materials and supplies, and facilities-related costs. While our research and development expenses to date have been focused on product development and evaluating the feasibility of our eSVS MESH, we expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical trials. As we develop further applications for our eSVS MESH, we intend to utilize internal resources, outside contract resources and facilities, and our Scientific Advisory Board.

Employees

As of December 31, 2010, we had 13 employees. We plan to continue to expand our research and development and commercialization activities. To support this growth, we will need to expand managerial, research and development, operations and other functions. None of our employees is represented by a labor union, and we consider our relationship with our employees to be good.

Facilities

We lease approximately 5,000 square feet of office, laboratory, manufacturing and warehouse space at 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota. In June 2010, we executed an amendment to our lease that extends the lease term through September 30, 2011. The amendment also provides us a right of first refusal to lease approximately 11,000 additional square feet of space adjoining our current facility. Our corporate offices, research and development facilities, prototype development, manufacturing, warehousing, and shipping facilities are located at this facility.

Government Regulation

United States Medical Device Regulation

The Federal Food, Drug, and Cosmetic Act, or FDCA, and the FDA’s implementing regulations, govern medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, and post-market surveillance. Medical devices and their manufacturers are also subject to inspection by the FDA. The FDCA, supplemented by other federal and state laws, also provides civil and criminal penalties for violations of its provisions. We intend to manufacture and market a medical device that is regulated by the FDA, comparable state agencies and regulatory bodies in other countries.

Our eSVS MESH will require marketing authorization from the FDA prior to commercial distribution in the United States. The two primary types of FDA marketing authorization are premarket notification (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization applicable to a device—510(k) clearance or PMA approval—is generally linked to classification of the device. The PMA approval process is generally more stringent, time-consuming and expensive than the 510(k) clearance process.

The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA’s current good manufacturing practice requirements, as reflected in its Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or postmarket surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls, and include life-sustaining, life-supporting, or implantable devices, and devices not “substantially equivalent” to a device that is already legally marketed.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a predicate device legally marketed in the United States. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and (1) the same technological characteristics, or (2) has different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, will require a new 510(k) clearance or (if the device as modified is not substantially equivalent to a legally marketed predicate device) PMA approval. While the determination as to whether new authorization is needed is initially left to the manufacturer, the FDA may review this determination and evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Our coronary eSVS MESH has been designated a Class III product by the FDA and will be required to go through the PMA process. Other indications of our eSVS MESH, including peripheral and arteriovenous fistula applications, have not been classified at this time.

The FDA will require us to file a PMA application with respect to our eSVS MESH and there is no assurance that PMA approval will be granted. A PMA application requires the payment of significant User Fees, and must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be safe or effective to the FDA’s satisfaction;

•	the data from our preclinical trials and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter, or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution, or use of the device as a condition of approval, or impose post approval requirements such as continuing evaluation and periodic reporting on the safety, effectiveness and reliability of the device for its intended use.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the trial protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites.

FDA approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by the FDA (and by governing institutional review boards when appropriate) prior to implementation.

All clinical trials must be conducted in accordance with regulations and requirements collectively known as Good Clinical Practice, or GCP. GCPs include the FDA’s IDE regulations, which describe the conduct of clinical trials with medical devices, including the recordkeeping, reporting and monitoring responsibilities of sponsors and investigators, and labeling of investigation devices. They also prohibit promotion, test marketing, or commercialization of an investigational device, and any representation that such a device is safe or effective for the purposes being investigated. GCPs also include FDA’s regulations for institutional review board approval and for protection of human subjects (informed consent), as well as disclosure of financial interests by clinical investigators.

Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a premarket notification for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial (or a change to a previously approved protocol or trial that requires approval), or place a clinical trial on hold;

•	patients do not enroll in clinical trials or follow up at the rate expected;

•	institutional review boards and third-party clinical investigators may delay or reject our trial protocol or changes to our trial protocol;

•	third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, investigator agreements, good clinical practices or other FDA requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; and

•	the FDA concludes that our trial design is inadequate to demonstrate safety and effectiveness.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•	the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur; and

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health.

Also, the FDA may require us to conduct postmarket surveillance studies or order us to establish and maintain a system for tracking our eSVS MESH through the chain of distribution to the patient level. The FDA enforces regulatory requirements by conducting periodic, announced and unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

•	warning letters or untitled letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in clearing or approving or refusal to clear or approve products;

•	withdrawal or suspension of FDA approval;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement, or refund;

•	production interruptions;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

We and our contract manufacturers, specification developers and suppliers are also required to manufacture our eSVS MESH in compliance with current Good Manufacturing Practice requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our eSVS MESH, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business.

Fraud and Abuse

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the FDCA, federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, these laws require us to screen individuals and other companies, suppliers and vendors in order to ensure that they are not “debarred” by the federal government and therefore prohibited from doing business in the healthcare industry. The association or conduct of business with a “debarred” entity could be detrimental to our operations and result in a negative impact on our business.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Voluntary industry codes, federal guidance documents and a variety of state laws address the tracking and reporting of marketing practices relative to gifts given and other expenditures made to doctors and other healthcare professionals. In addition to impacting our marketing and educational programs, internal business processes will be affected by the numerous legal requirements and regulatory guidance at the state, federal and industry levels.

If our operations are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we, as well as our employees, may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations. Individual employees may need to defend such suits on behalf of us or themselves, which could lead to significant disruption in our present and future operations. We cannot assure you that we will be able to comply with the above laws and regulations.

European Medical Device Regulation

The European Union has adopted directives and numerous standards that govern and harmonize the national laws and standards regulating the design, manufacture, clinical trials, labeling, adverse event reporting and post-market surveillance activities for medical devices that are marketed in member states.

Compliance with voluntary harmonized standards including ISO 13485 issued by the International Organization for Standards establishes the presumption of conformity with the essential requirements for a CE Mark. ISO certification is commonly a pre-requisite to use of the CE Mark and indicates that a quality system complies with standards applicable to activities ranging from initial product design and development through production and distribution.

Devices that comply with the requirements of a relevant directive will be entitled to bear the CE Mark and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or have adopted these directives. The method of assessing conformity varies depending on the type and class of the product, but typically involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body,” an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer’s quality system and technical review of the manufacturer’s product. For most classes of medical devices, an assessment by a Notified Body residing within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. The manufacturer’s assessment will include a clinical evaluation of the conformity of the device with applicable regulatory requirements, which for our eSVS MESH will include clinical study results. The clinical data presented by us must provide evidence that the products meet the performance specifications claimed by us, provide sufficient evidence of adequate assessment of unwanted side effects and demonstrate that the benefits to the patient outweigh the risks associated with the device. We are subject to continued surveillance by the Notified Body and are required to report any serious adverse incidents to the appropriate authorities of the European Union member states.

Products intended for sale must bear the CE mark to show compliance with the Medical Devices Directive, or MDD. If a Notified Body is involved in the approval, the number of the Notified Body must also appear adjacent to the CE Mark.

The routes to compliance under the MDD depend on the classification of the product:

Class I devices are low risk, such as stethoscopes, hospital beds and wheelchairs. The manufacturer must produce a technical file, including product test results compared to relevant standards. In addition, manufacturers of sterile products and devices with a measuring function must apply to a Notified Body for certification of the aspects of manufacture relating to sterility or measurement.

Class IIa devices are low to medium risk, such as hearing aids, electrocardiographs and ultrasonic diagnostic equipment. As with Class I devices, the manufacturer produces a technical file, but a conformity assessment must be carried out by a Notified Body, according to one of the following routes, at the manufacturer’s option:

•	examination and testing of each product or homogenous batch of products;

•	audit of the full quality assurance system;

•	audit of the production quality assurance system; or

•	audit of final inspection and testing.

Class IIb devices are medium-high risk devices, such as surgical lasers, infusion pumps, ventilators, intensive care monitoring equipment and many implantable devices. Routes to compliance are the same as for Class IIa devices, with the addition of required examination and testing of the product by the Notified Body; however, the full quality assurance route does not require type examination and testing.

Class III devices are high risk, such as balloon catheters and prosthetic heart valves. Our eSVS MESH is classified as a Class III device. Routes to compliance are:

•	audit of the full quality assurance system and examination of a design dossier by the Notified Body. A design dossier is a submission similar to a PMA application with the FDA; or

•	examination and testing of the product, together with audit of the production quality assurance system.

We have obtained CE Mark approval to market our eSVS MESH in the European Union and other countries that accept the CE Mark.

Third Party Reimbursement

The availability of insurance coverage and reimbursement for newly approved medical devices is variable. The commercial success of our eSVS MESH in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients receiving bypass grafts with our eSVS MESH. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide additional payment for our eSVS MESH. In order to position our device for coverage by third-party payors, we may have to agree to a lower net sales price than we might otherwise charge. The continuing efforts of governmental and commercial third-party payors to contain or reduce the costs of healthcare may limit our revenue.

In many countries including the United States, third-party payors consist of both government funded insurance programs and private insurance programs who cover a significant portion of a patient’s medical expenses. The trends toward managed healthcare in the U.S. and legislation intended to reduce the cost of government insurance programs will significantly influence the purchase of healthcare services and products, and could result in lower or no reimbursement for our eSVS MESH. Even before reimbursement may be obtained for our eSVS MESH in the United States, FDA approval will be required.

Providers have sought ways to manage costs, such as through the use of group purchasing organizations. It is our belief that the planned economic benefits provided by our eSVS MESH to physicians and hospitals through lower revascularization costs (PCI and/or CABG) will be viewed by providers and third-party payors as cost-effective. However, there remains uncertainty whether our eSVS MESH will be viewed positively in a cost-avoidance model so as to warrant adequate coverage and reimbursement levels.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. While the majority of countries have existing reimbursement for CABG procedures and products, a number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our eSVS MESH. It is our intent to complete the requisite clinical trials and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

European Union

Reimbursement systems for certain key European markets that we will initially pursue are outlined below:

•	France: In France, hospitals are defined as either public or private based on the origin of their funding. Public hospitals are supported by the local community or regional government, while private hospitals are funded by private investors, foundations, or religious organizations. Payment for medical devices in the private sector is largely negotiated between the hospital and payor. Payment for medical devices utilized in public hospitals can either be paid from the cost reimbursed to the hospital for the procedure known as the Groupe Homogene de Sejour, or GHS, system, or may have reimbursement specific to the device itself via the Liste des Produits et Prestations Remboursables, or LPPR, system. In order to have the device cost reimbursed by the LPPR systems, a health technology assessment is often required by the Commission of Evaluation of Products and Services, or CEPP. The assessment by CEPP will be based on the evidence of public health benefit of the medical device as compared to the cost of the medical device. Since 2004, a new fee-for-service reimbursement system, known as T2A, has gradually replaced the historical funding system for public hospitals in France. This T2A system indicates that hospitals are reimbursed based on the number and complexity of cases they treat. The National Union of Health Insurance Funds, or UNCAM, has defined a positive list of procedures, drugs and devices since August 2004. UNCAM, rather than the state, is responsible for setting the tariffs for medical procedures, drugs and devices, and for determining the levels of co-payment and coinsurance.

Initial sales of our eSVS MESH in France will be in the private sector. Concurrently, we intend to conduct post-market studies to support the cost effectiveness of the device. These post-market studies will focus on the cost savings of decreased revascularization procedures versus the cost of the device in order to justify device cost. We expect that our distributors, on our behalf, will then submit this analysis to CEPP to list our eSVS MESH on the LPPR.

•	Germany: German hospitals, in principle, are free to use any medical technology deemed appropriate. Germany utilizes a diagnosis related group, or DRG, system to classify categories of funding for given procedures. Germany had 1,082 DRGs in 2007. If a new medical device can be included in an existing DRG, no additional activity is required to obtain reimbursement. If a new DRG, or modifications to an existing DRG, is required to cover the medical device, an application to the Joint Federal Committee Gemeinsamer Bundesausschuss, or G-BA, must be made, stating the medical benefits of the device.

In advance of, or while awaiting a DRG, a company can apply to the “German Institute for the Hospital Remuneration” (InEK GmbH) for a “Neue Untersuchungs und Behandlungsmethode” (NUB). This NUB allows payment for a new device or technology during the period in which the device or technology is used prior to placement into a DRG. InEK GmbH reviews NUB applications annually, publishing its decisions before March of each calendar year. We made an application for this 2011 NUB reimbursement on November 1, 2010. On January 27, 2011, InEK GmbH published the 2011 NUB remuneration list, which included the eSVS MESH technology among those products “not meeting the requirements for NUB reimbursement.” Only 14%, or 80 of 564, of the applications made in 2010 for NUB reimbursement in 2011 were listed as “meeting the requirements for NUB remuneration.” We plan to reapply for the 2012 NUB before November 2011.

•	Italy: The public healthcare system in Italy is organized into 21 regional health authorities, and the Italian Ministry of Health allocates funds to each of these regional authorities. Each regional health authority can set its own prices for inpatient and outpatient services based on the mix of services provided. Inpatient services are reimbursed through a DRG system. Manufacturers that introduce a new medical device are required to complete an online registration with the Ministry of Health prior to product launch. Simultaneously, manufacturers can apply to be listed in the Catalog of Medical Devices, a system that enables government reimbursement of medical technology in the public sector.
Initially, we expect that our distributors will sell our eSVS MESH in the private sector in Italy and concurrently attempt to fit our eSVS MESH into existing DRGs for coronary stent procedures, positioning the product as an external surgical coronary stent, since indications for use (vessel patency) are similar between our eSVS MESH and coronary stents. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS MESH, utilizing the post-market study cost effectiveness data described above.

•	Spain: The public healthcare system in Spain is organized into regional authorities, although the national government retains overall responsibility for legislation, including reimbursement. Each resident of Spain is entitled to healthcare throughout the public system, although approximately 20% of the population also carries some form of private health insurance. Hospital funding in the public sector is now generally carried out through negotiation of a contract program between the hospital and the regional authority third-party payer, setting out the objectives to be achieved by the hospital and including financing to these objectives. Some of the autonomous communities, such as Andalucia, the Basque country and Catalonia, have introduced pilot payment systems based on DRG or Patient Management Categories. Primary healthcare general practitioners receive a salary plus a capitation component that takes into account the nature of the population, its density and the percentage of the population over 65 years. In general, to obtain reimbursement in the public sector, a medical device and its price must be listed in a nationally-administered database known as the Catalogo de Efectos y Acesorios, or CEA. A medical device and its price may also be listed on the Catalogo des Prestaciones Ortopresicas, or CPO. In order for the manufacturer to list a device and price on the CEA, the benefit and price of the device must be justified. In some cases of new or expensive technology, this will require a health technology assessment of the technology, administered by a regional health authority.

Initially, we expect that our distributors will sell our eSVS MESH in the private sector in Spain and concurrently attempt to fit our eSVS MESH into existing DRGs for coronary stent procedures, positioning the product as an external surgical coronary stent, since indications for use (vessel patency) are similar between our eSVS MESH and coronary stents and listed on the CEA. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS MESH, utilizing the post-market study cost effectiveness data described above for listing on the CEA.

•	United Kingdom: The UK is regionally organized with regard to reimbursement, with the National Health Service, or NHS, being structured differently in England, Northern Ireland, Scotland and Wales. In England, NHS hospitals are reimbursed for their inpatient and outpatient services on the base of a case mix system, the so-called “Payment by Results,” and a fixed price (national tariff) is paid for each individual case treated. The tariffs are applied at the DRG level. In Northern Ireland, Scotland and Wales, NHS hospitals receive an annual ex-ante fixed budget that is used to fund all their services. General practitioners are self-employed. Since 2004, the remuneration of their services has been based on the combination of capitation and quality points. Within the private sector in the UK, rates for services are largely negotiated, and paid for by the patient or the patient’s private insurer. In the public sector in the UK, the UK Department of Health allocates resources to NHS providers, based on the makeup of the local population. New technologies are evaluated by the National Institute for Health and Clinical Excellence, or NICE, in advance of receiving reimbursement. This assessment by NICE will evaluate the clinical and cost-effectiveness of a technology.

Initially, we expect that our distributors will sell our eSVS MESH in the private sector in the UK, then attempt to fit our eSVS MESH into existing DRGs for coronary stent procedures, positioning the product as an external surgical coronary stent, since indications for use (vessel patency) are similar between our eSVS MESH and coronary stents. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS MESH, utilizing the post-market study cost effectiveness data described above for evaluation by NICE.

•	Switzerland: Switzerland has 26 self-governing administration units (cantons) that are in charge of their own respective regulation, hospital accreditation, and funding. Accordingly, the 26 health systems slightly differ from one another. Inpatient care is reimbursed based on a DRG system and per diem payments. Although a common DRG was nationally adopted, the tariffs differ canton to canton. Outpatient and short stay inpatient care are paid by a fee-for-service system. The payments of primary healthcare are based on fee-for-service system determined through a point value system. Out-of-pocket payments are high in Switzerland relative to most of European countries.

Initially, we expect that our distributors will sell our eSVS MESH in the private sector in Switzerland and concurrently attempt to fit our eSVS MESH into existing DRGs for coronary stent procedures, positioning the product as an external surgical coronary stent, since indications for use (vessel patency) are similar between our eSVS MESH and coronary stents. If this is not effective in gaining public reimbursement, we expect that our distributors, on our behalf, may apply for a new DRG for our eSVS MESH, utilizing the post-market study cost effectiveness data described above.

United States

In the United States, governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs, using, for example, price regulation or controls and competitive pricing programs. Some third-party payors require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use such devices or therapies.

In the United States, CMS is the government entity responsible for oversight of the Medicare program. Medicare establishes coverage and reimbursement policies at a federal and local level for medical products and procedures, and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, the Medicare program is viewed as a benchmark.

There are established codes for CABG procedures and products that are payable for both Medicare and commercial payors. There are no assurances that our eSVS MESH technology would fall under existing policies or reimbursement codes. There are also no assurances that existing payment rates for such reimbursement codes will continue to hold at the current levels, such as if regulatory changes are implemented regarding the methodology for calculating hospital payments for current inpatient procedures. Medicare payment rates have decreased approximately 10% to 14% for those procedures using drug eluting stents. The reductions are being transitioned over a three-year period that began in fiscal year 2007. In 2007, CMS also implemented a revised payment methodology that more accurately reflects the severity of the patient’s condition.

Medicare reimburses hospital inpatient stays under the Medicare Severity Diagnosis-Related Group (MS-DRG) system. The MS-DRG system assigns individual cases to an MS-DRG according to the patient’s diagnoses, the procedures performed, and the severity of a patient’s condition as identified by the presence or absence of complications and comorbidities, or CCs, or major CCs, or MCCs. MS-DRGs provide a single bundled payment which serves as reimbursement for all items and services provided to the Medicare beneficiary during a single hospitalization.

Additionally, a relative weight is calculated for each individual MS-DRG, which represents the average resources required to care for cases within a particular MS-DRG relative to the average resources required to treat cases in all MS-DRGs. Generally, MS-DRG relative weights are adjusted annually to reflect changes in medical practice in a budget neutral manner.

CMS has made no decisions with respect to MS-DRG assignment for patients who undergo CABG procedures in which our eSVS MESH would be used, and there can be no assurance that the MS-DRG to which such patients will be assigned will result in Medicare payment levels that are considered by hospitals to be adequate to further support purchase of our eSVS MESH.

Under current CMS reimbursement policies, the agency offers a process to obtain add-on payment for a new medical technology when the existing MS-DRG prospective payment rate is inadequate. To obtain add-on payment, a technology must be considered “new,” demonstrate substantial improvement above the current standard of care and exceed certain payment thresholds. Add-on payments are made for no less than two years and no more than three years. Following FDA approval in the United States, we intend to pursue an application for a hospital inpatient new technology add-on payment with CMS. We must demonstrate the safety and effectiveness of our eSVS MESH to the FDA in addition to the CMS requirements listed above before add-on payments will be approved. Should the clinical trial results or peer-reviewed publications prove that use of our eSVS MESH results in a lowering of revascularization rates, we believe there is a reasonable chance that CMS will grant our request. If CMS grants our request, we expect it will approve an add-on payment equal to 50% of the cost of labor and materials incurred. We do not expect that failure to receive approval for an add-on payment would have an adverse impact on our business because existing MS-DRGs already reimburse CABG procedures at a high level, and we believe that physicians and hospitals would be willing to use our eSVS MESH even if an add-on payment is not approved.

For reporting of physician services, the American Medical Association, or AMA, has developed a coding system known as Current Procedural Terminology, or CPT. CPT codes are established by the AMA and statutorily adopted by all government and commercial payors to describe and develop payment amounts for physician services. Physician services are reimbursed by Medicare based on a physician fee schedule whereby payment is based generally on the number of “relative value units” assigned by the AMA to each CPT code. No decision has been made concerning whether existing CPT codes would be appropriate for use in coding CABG procedures when our eSVS MESH is used or if separate, new CPT codes are required. We cannot assure you that codes used for submitting claims for CABG procedures using our eSVS MESH will result in incremental payment to physicians. Failure by physicians to receive what they consider to be adequate reimbursement for CABG procedures in which our eSVS MESH is used could harm our business, financial condition and results of operations.

Legal Proceedings

We are not a party to any pending or threatened litigation.

Scientific Advisory Board

Our Scientific Advisory Board is currently comprised of five practicing cardiac surgeons and one practicing cardiologist, who provide feedback on disease states, product concepts, product requirements, and preclinical/clinical trial designs.

The role of our Scientific Advisory Board is to provide our management team with scientific guidance and advice. The Scientific Advisory Board consists of selected leaders with backgrounds that we believe will help contribute to the success of our eSVS MESH.

Our Scientific Advisory Board members are appointed by our board of directors and serve pursuant to a consulting agreement that provides for a four year term and contains certain confidentiality, indemnification and use of intellectual property provisions. Members of the Scientific Advisory Board do not receive cash compensation for their service. Each member has received nonqualified stock options to purchase 50,000 shares of our common stock, which generally vest 25% on the grant date and 25% each year on the anniversary of the grant date.

The members of our Scientific Advisory Board are as follows:

William Cohn, M.D.: Dr. Cohn is the Director of Minimally Invasive Surgical technology at the Texas Heart Institute. His specialties include adult cardiac surgery, minimally invasive cardiac surgery, off-pump coronary artery bypass surgery, and minimally invasive valve surgery. He has been involved with the development of numerous products, including many products for minimally invasive cardiac surgery.

Robert Emery, M.D.: Dr. Emery has been a cardiovascular and thoracic surgeon for more than 25 years and is presently a senior partner of Cardiac Surgical Associates, P.A. with practices at St. Josephs Hospital in St. Paul, Minnesota, where he is Medical Director of Cardiovascular Surgery. Dr. Emery has contributed more than 175 articles and 140 scientific abstracts to medical literature and has lectured in many parts of the United States and around the world. He is active in several professional societies, including the American College of Chest Physicians, The Society of Thoracic Surgeons, and is the past president of the International Society for Minimally Invasive Cardiac Surgery.

Richard Gray, M.D.: Dr. Gray has been a cardiologist since 1975. He is currently a Medical Director with Tyler Heart Institute at Community Hospital of Monterey Peninsula, California. His specialties include valvular heart disease, artificial heart valves, coronary artery disease, and preventive cardiology. Dr. Gray has been a cardiologist with California Pacific Medical Center in San Francisco, California, Director of Cardiovascular Services for HealthPartners Medical Group, Minneapolis, Minnesota, Chief of Cardiology for Regions Hospital, St. Paul, Minnesota, Chairman of the University of North Dakota School of Medicine Department of Medicine, Director, Surgical Cardiology, Division of Cardiology for Cedars-Sinai Medical Center, Los Angeles, California, and Medical Director, Heart Transplant Program at Cedars-Sinai Medical Center, Los Angeles, California. He has also acted as principal investigator on several cardiac research programs over his career.

Stuart Jamieson, M.D.: Dr. Jamieson is the Endowed Chair, Distinguished Professor of Surgery and Chief of the Division of Cardiothoracic Surgery for the University of California, San Diego School of Medicine. He is also Director of the California Heart and Lung Institute.

Uwe Klima, M.D.: Dr. Klima is Chief of Cardiothoracic Surgery at the American Hospital in Dubai, UAE. Prior to his current position, he was Professor of Surgery for Singapore National University Hospital’s Department of Cardiac, Thoracic and Vascular Surgery and Associate Professor of Surgery at Hanover Medical School. He started his training in cardiothoracic surgery in Austria. He completed residencies at Harvard Medical School and Vienna General Hospital. His specialties include adult cardiac surgery, general thoracic surgery, minimally invasive surgery, beating heart surgery, and peripheral vascular surgery. Dr. Klima is also the author or co-author of over 300 publications.

Theo Kofidis, M.D., Ph.D, FAHA: Dr. Kofidis is the Associate Professor of Surgery for National University Hospital in Singapore. He is also Director of the Robotic Surgery Program for National University Hospital. His specialties include adult cardiac surgery, transplantation, heart failure surgery, cardiac assist devices, minimally invasive cardiac surgery, and arrhythmia surgery. He has been recipient of many professional honors, holds several patents, and has been author/co-author on nearly 100 papers and books in the field of cardiothoracic surgery.

Management

The name, age and position of each of our directors and executive officers as of the date of this Prospectus, and the names of certain persons who have agreed to serve as directors on or before the closing of the offering are as follows:

Executive Officers and Directors

Name	Age	Position

Manny Villafaña	70	Chairman of the Board and Chief Executive Officer
Michael P. Winegar	50	Chief Operating Officer, Vice President of Regulatory Affairs, and Prospective Director
Scott Kellen	45	Chief Financial Officer, Vice President of Finance, and Secretary
Arch C. Smith(1)(2)(3)	55	Prospective Director
Robert E. Munzenrider(1)(2)(3)	65	Prospective Director
Robert J. Sheehy(1)(2)(3)	53	Prospective Director

(1)	Prospective member of our compensation committee. Mr. Sheehy has agreed to serve as the chairman of the committee upon his appointment to the board.

(2)	Prospective member of our nominating and governance committee. Mr. Munzenrider has agreed to serve as the chairman of the committee upon his appointment to the board.

(3)	Prospective member of our audit committee. Mr. Munzenrider has agreed to serve as the chairman of the committee upon his appointment to the board.

Manny Villafaña is our founder, and has been our Chairman of the Board and Chief Executive Officer since our inception in 2007. Prior to founding us and since 1999, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of CABG Medical, Inc., formed to develop an artificial coronary graft for use in bypass surgery. From 1987 to 2004, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of ATS Medical, Inc., which developed open-pivot mechanical heart valves. ATS Medical was subsequently acquired by Medtronic, Inc. From 1976 to 1982, Mr. Villafaña founded and served as President and Chairman of the Board of St. Jude Medical, Inc. From 1972 to 1976, Mr. Villafaña founded and served as President and Chairman of the Board of Cardiac Pacemakers, Inc., or CPI, a cardiac rhythm management company. CPI was ultimately acquired by Eli Lilly and Company, which spun out CPI as Guidant Corporation. Guidant was, in turn, purchased by Boston Scientific Corporation.

Mr. Villafaña has received numerous awards and honors, including the “Living Legend of Medicine” award from the International Society of Cardio Thoracic Surgeons, the Ellis Island Medal of Honor, the Grand Prize Recipient—Mediterranean Institute of Cardiology, the Ernst & Young LLP National Master Entrepreneur of the Year, the Top 100 Hispanics in the USA, the Boys and Girls Club of America Hall of Fame, and induction into the Minnesota Business Hall of Fame. We believe that Mr. Villafaña’s nearly 40 years of experience in healthcare, his proven and respected leadership, and his deep commitment to us as our founder will be valuable in helping to guide us in the years ahead.

Michael P. Winegar joined us as Chief Operating Officer and Vice President of Regulatory Affairs in September 2007. From 2006 to September 2007, Mr. Winegar was the Vice President of Regulatory and Quality at Enpath Medical, Inc., up to and through the company’s acquisition by Greatbatch, Inc. While at Enpath, Mr. Winegar oversaw the regulatory and quality functions of various Class II and III devices and coordinated relevant functions for facility consolidations. From 2001 to 2005, Mr. Winegar was an early employee of ev3 Inc., holding various management positions in the Regulatory Affairs, Clinical Research, and Quality Assurance departments. From 2000 to 2001, Mr. Winegar was the Vice President of Regulatory Affairs, Clinical Research, and Quality Assurance for Myocor, Inc., where he oversaw the first chronic implants of Myocor heart failure therapy technologies. Mr. Winegar began his career with positions at Medical Incorporated, Medtronic, Inc., SciMed Life Systems Inc., and Boston Scientific Corporation. Mr. Winegar has also acted as a medical device industry consultant in the areas of regulatory affairs, quality assurance, and clinical research. Mr. Winegar has agreed to join our board of directors following the effectiveness of the registration statement of which this prospectus is a part. We believe that Mr. Winegar’s experience in the regulatory affairs and clinical research fields, coupled with his knowledge of our eSVS MESH technology, will bring valuable insight to our board.

Scott Kellen joined us as Chief Financial Officer, Vice President of Finance, and Secretary in February 2010. From 2007 to 2009, Mr. Kellen served as Director of Finance from 2007 to 2009 and Chief Financial Officer from February 1, 2009 to May 1, 2009 for Transoma Medical, Inc., including during the preparation of its proposed initial public offering, which was withdrawn in February 2008 due to deteriorated market conditions. From 2005 to 2007, Mr. Kellen served as the Corporate Controller for ev3 Inc. during the company’s initial public offering and during additional follow-on offerings. From 2003 to 2005, Mr. Kellen served as Senior Audit Manager of Deloitte & Touche, LLP (now Deloitte LLP), providing auditing and consulting services to mid-size public companies after the passage of the Sarbanes-Oxley Act. Altogether, Mr. Kellen has spent more than 12 years in the medical device industry, serving early stage and growth companies that produced Class II and III devices. Mr. Kellen began his career with Deloitte & Touche in 1987.

Arch C. Smith is currently an active private investor focusing on medical technologies. From April 2005 to May 2010, Mr. Smith was a Venture Partner at Sight Line Partners, a venture capital firm focused on investments in later stage private medical device companies. From 1984 to 2003, Mr. Smith worked for Piper Jaffray, a Minneapolis-based investment bank. Mr. Smith contributed in roles of increasing responsibility and most recently as a senior healthcare analyst and Managing Director for equity research, specializing in medical technology companies. Mr. Smith initially covered large capitalization stocks in the cardiovascular device arena, but later shifted the focus of his practice to small capitalization medical technology companies. Mr. Smith served on the board of directors for CABG Medical, Inc. from 2004 to 2006. Mr. Smith serves on the board of the Minneapolis Heart Institute Foundation. Mr. Smith has agreed to join our board of directors upon the closing of this offering. We believe that, as a successful venture capitalist, Mr. Smith will bring important strategic insight to our board, as well as a wealth of experience working with the investment community.

Robert E. Munzenrider is a retired financial and operating executive. From 2000 to 2002, Mr. Munzenrider was President of Harmon AutoGlass, a subsidiary of Apogee Enterprises, Inc. In 1999, he served as Vice President and Chief Financial Officer of the Glass Services Segment of Apogee Enterprises. He also served as Executive Vice President and Chief Financial Officer of Eliance Corp., an e-commerce service provider, during part of 1999. From 1998 to 1999, Mr. Munzenrider served as Vice President and Chief Financial Officer of St. Jude Medical, Inc. Mr. Munzenrider has served on the board of directors for Viad Corp since 2004. Mr. Munzenrider also served on the board of directors for Criticare Systems, Inc. from 2007 to 2008, the board of directors for CABG Medical, Inc. from 2004 to 2006, and the board of directors for ATS Medical, Inc. from 2003 to 2010. He is also a Trustee Emeritus on the University of Montana Foundation. Mr. Munzenrider has agreed to join our board of directors following the effectiveness of the registration statement of which this prospectus is a part. We believe that Mr. Munzenrider’s significant leadership experience in consumer-focused industries will add valuable expertise and insight to our board.

Robert J. Sheehy is an Operating Partner and member of the Strategic Advisory Board of Genstar Capital, a San Francisco based private equity firm that invests in leading middle-market companies. From 2007 to 2008, Mr. Sheehy served as Senior Vice President for UnitedHealth Group, Inc. From 2000 to 2007, Mr. Sheehy served as Chief Executive Officer of UnitedHealthcare, Inc., a division of UnitedHealth Group. From April 1998 to December 2000, Mr. Sheehy was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy served in various capacities with UnitedHealth Group. Mr. Sheehy has agreed to join our board of directors upon the closing of this offering. We believe that Mr. Sheehy will bring strategic insight and leadership and a wealth of experience in healthcare to our board, as well as knowledge of regulations and issues facing healthcare providers and medical device companies.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors and prospective directors has with us, either directly or indirectly. Based on this review, our board has determined that the following prospective directors will be “independent directors” as defined by Rule 5605(a)(2) of the Marketplace

Rules of The NASDAQ Stock Market, or NASDAQ, at the time they become directors on or before the closing of the offering: Messrs. Smith, Munzenrider, and Sheehy.

Committees of the Board of Directors

Our board of directors has provided for the establishment of an audit committee, a compensation committee and a nominating and governance committee following the effectiveness of the registration statement of which this prospectus is a part. The composition and function of each of these committees is described below.

Audit Committee

Upon the closing of this offering, our audit committee will be comprised of Mr. Munzenrider (chairman), Mr. Smith and Mr. Sheehy. Our board of directors has determined that Mr. Munzenrider is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission. Our audit committee will be authorized to:

•	approve and retain the independent registered public accounting firm to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services; and

•	establish procedures for complaints received by us regarding accounting matters; oversee internal audit functions, if any.

We believe that the composition of our audit committee will meet the independence requirements of the applicable rules of the Securities and Exchange Commission and NASDAQ upon completion of this offering.

Compensation Committee

Upon the closing of the offering, our compensation committee will be comprised of Mr. Sheehy (chairman), Mr. Munzenrider and Mr. Smith. All members of the compensation committee will qualify as independent under the current definition promulgated by NASDAQ. Our compensation committee will be authorized to:

•	review and recommend the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive and purchase plans; and

•	oversee the evaluation of the board of directors and management.

Nominating and Governance Committee

Upon the closing of the offering, our nominating and governance committee will be comprised of Mr. Munzenrider (chairman), Mr. Smith and Mr. Sheehy. All members of the nominating and governance committee will qualify as independent directors under the current definition promulgated by NASDAQ. Our nominating and governance committee will be authorized to:

•	identify and nominate candidates for election to the board of directors; and

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company.

Compensation Committee Interlocks and Insider Participation

No prospective member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.kipsbaymedical.com on or before the effectiveness of the registration statement of which this prospectus is a part. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Directors’ and Officers’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation and amended and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our certificate of incorporation and amended and restated bylaws also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

We have entered into agreements to indemnify our directors and officers and intend to enter into these agreements in the future. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933, as amended, is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Director Compensation

Until the effectiveness of the registration statement of which this prospectus is a part, Manny Villafaña will be our sole director and the chairman of our board of directors. Mr. Villafaña is not compensated for his services as a director. Mr. Munzenrider and Mr. Winegar have agreed to join our board of directors following the effectiveness of the registration statement of which this prospectus is a part, and Messrs. Smith and Sheehy have agreed to join our board of directors upon the closing of this offering.

Messrs. Smith, Munzenrider, and Sheehy, as our non-employee directors, will each be paid:

•	an annual retainer of $18,000;

•	a meeting attendance fee of $1,250 per meeting;

•	a committee meeting attendance fee of $1,500 and $1,000 per meeting for chairs and members, respectively; and

•	stipends of $3,000 and $5,000 for the chairmen of the compensation and audit committees, respectively.

Upon joining the board, each non-employee director will receive 30,000 shares of common stock, which will vest in four annual increments, beginning with the one-year anniversary of the director’s appointment to the board. At this time, we do not have a policy regarding annual grants of common stock to our non-employee directors.

Executive Compensation

In light of our limited operating history, small management team, and single-member board structure, we have elected not to provide a compensation discussion and analysis in this prospectus as allowed under the smaller reporting company disclosure rules of the SEC applicable to us.

Overview

In this section, we describe our compensation programs and policies and the material elements of compensation for the year ended December 31, 2010 for our Chairman and Chief Executive Officer, our Chief Operating Officer and Vice President of Regulatory Affairs and our Chief Financial Officer, Vice President of Finance, and Secretary. We refer to these persons as our “named executive officers” elsewhere in this prospectus. We did not have any other executive officers in fiscal year 2010, and we have not hired any additional executive officers to date.

Decisions on the components of our compensation programs are, until the effectiveness of the registration statement of which this prospectus is a part, the responsibility of our Chief Executive Officer and Chairman. Following the effectiveness of the registration statement of which this prospectus is a part, our compensation committee will be responsible for reviewing and evaluating these components, including employee base salaries and benefit plans. The compensation committee will provide advice and recommendations to the board of directors on such matters. See “Committees of the Board of Directors—Compensation Committee” for further details on the role of the compensation committee.

Employment Agreements

Manny Villafaña

We entered into an employment agreement with Mr. Villafaña on July 19, 2007. This agreement provided for an initial base salary of $275,000, which was increased to $304,500 in 2009 and to $319,700 effective July 2010. Mr. Villafaña may be awarded discretionary bonuses as determined by our board of directors and is entitled to participate in any employee benefit plans we sponsor.

Pursuant to the employment agreement, if we terminate Mr. Villafaña’s employment without cause, he is entitled to his base salary for the entire term of the employment agreement, which expires on July 1, 2012. For benefits payable upon a change in control, see “Severance Benefits and Change in Control Arrangements.”

The employment agreement also contains provisions relating to confidential information, requiring Mr. Villafaña to refrain from disclosing any of our proprietary information, and to assignment of inventions, obligating Mr. Villafaña to assign to us any inventions which directly concern our eSVS MESH or future products, research, or development, or which result from work he performs for us or using our facilities. Further, Mr. Villafaña’s employment agreement contains certain provisions concerning his post-employment activities. Pursuant to the agreement, he has agreed not to compete with us for a period of two years after the termination of his employment, provided that we make a monthly payment to Mr. Villafaña equal to his base salary rate at the time of termination, adjusted based upon changes in the consumer price index, beginning with the first month after termination of employment and continuing until the non-competition provision expires. Such two-year non-competition period will automatically be extended by one year increments, up to a total of five years, unless terminated by us, provided we continue making the monthly payments set forth above. Mr. Villafaña will also be entitled to continue his participation in our medical benefits plan for the term of the non-competition provision, provided he continues to pay the employee portion of the premium. Following the termination of his employment with us, Mr. Villafaña has also agreed to consult on non-confidential matters at the request of our board of directors.

Michael P. Winegar and Scott Kellen

We entered into employment agreements with Mr. Winegar on September 1, 2007 and Mr. Kellen on February 8, 2010. Mr. Winegar’s employment agreement provided for an initial base salary of $175,000, which was increased to $210,000 in 2009 and to $231,000 effective July 2010. Mr. Kellen’s employment agreement provided for an annual base salary of $185,000, which was increased to $194,300 effective July 2010. As explained further in “Overview” above, these compensation amounts were determined by our Chief Executive Officer and Chairman.

Mr. Winegar and Mr. Kellen are both at-will employees. Therefore, their employment agreements do not have defined terms, and may be terminated by the executive or by us for any reason or no reason with ten days prior notice.

Although we may, in our discretion, provide Mr. Winegar or Mr. Kellen with severance benefits upon termination of his employment, neither executive is entitled to severance benefits. For benefits payable upon a change in control, see “Severance Benefits and Change in Control Arrangements.”

Pursuant to non-competition and non-solicitation provisions of their employment agreements, both Mr. Winegar and Mr. Kellen have agreed not to compete with us for a period of one year following termination of their employment. The employment agreements also contain provisions relating to confidential information and assignment of inventions, which require Mr. Winegar and Mr. Kellen to refrain from disclosing any of our proprietary information and to assign to us any inventions which directly concern our eSVS MESH or future products, research, or development, or which result from work they perform for us or using our facilities.

Base Salary

Base salaries for our named executive officers are established based on the executive’s level of responsibility and years of experience, taking into account competitive trends. Base salaries of all employees, including executive officers, are reviewed annually and may be increased for merit reasons or due to overall company performance.

Equity Awards

Equity awards to our named executive officers generally consist of incentive stock options. For a description of the terms and conditions of our stock option plan, see “Employee Benefit Plans—2007 Long-Term Incentive Plan.”

Upon commencement of his employment with us, Mr. Winegar received an incentive stock option to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. One-quarter of the total number of shares subject to the option vested on each of September 1, 2008, 2009 and 2010, and an additional one-quarter of the total number of shares will vest on September 1, 2011. In June 2008, January 2009, September 2009, and January 2010, Mr. Winegar received additional incentive stock options to purchase 10,000, 30,000, 10,000, and 25,000 shares, respectively, of our common stock at exercise prices per share of $5.83, $5.83, $6.00, and $7.00, respectively. Each of these option grants vests, in the aggregate, as to one-fourth of the shares on the first anniversary of the grant date and annually thereafter until the fourth anniversary of the grant date.

Upon commencement of his employment with us, Mr. Kellen received an incentive stock option to purchase 50,000 shares of our common stock at an exercise price of $7.00 per share. One-quarter of the total number of shares subject to the option will vest on each of February 8, 2011, 2012, 2013, and 2014.

There were no options exercised by any of our named executive officers during 2010.

Non-Equity Incentive Compensation

We did not award any non-equity incentive compensation to any of our named executive officers in 2010.

Retirement Plan and Other Benefits

We offer a SIMPLE IRA plan and health, disability, and life insurance to our full-time employees, including our named executive officers. For a description of the terms and conditions of our SIMPLE IRA plan, see “Employee Benefit Plans—Retirement Plan and Other Benefits.”

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Perquisites and Other Personal Benefits

We provide Mr. Winegar with a car allowance of $500 per month.

Severance Benefits and Change in Control Arrangements

We have agreed to provide the severance benefits and change in control arrangements described below to our named executive officers.

Manny Villafaña

Pursuant to his employment agreement, if we terminate Mr. Villafaña’s employment without cause, he is entitled to his base salary for the entire term of the agreement. The agreement will expire on July 1, 2012.

Pursuant to the agreement, Mr. Villafaña has agreed not to compete with us for a period of two years after the termination of his employment, subject to extension by us for three additional years, provided that we make a monthly payment to Mr. Villafaña equal to his base salary rate at the time of termination, adjusted based upon changes in the consumer price index, beginning with the first month after termination of employment and continuing until the non-competition provision expires. Mr. Villafaña will also be entitled to continue his participation in our medical benefits plan, provided he continues to pay the employee portion of the premium. Such benefits will continue until the expiration of the non-competition provision, which, as discussed in “Employment Agreements” above, will be a period of not less than two years and not more than five years.

We also entered into a change in control agreement with Mr. Villafaña on September 12, 2008. Under the terms of this agreement, if, within 24 months of a change in control, Mr. Villafaña’s employment is terminated by us other than for cause, or if he resigns for good reason, Mr. Villafaña will be entitled to a prorated portion of any annual incentive bonus for the fiscal year in which the termination occurs and a severance benefit equal to three years of his base salary. The change in control agreement will expire on September 12, 2011, but will be automatically extended by one-year increments thereafter unless either party provides written notice to the other of the intent not to extend the agreement.

Michael P. Winegar and Scott Kellen

Under the terms of their employment agreements, neither Mr. Winegar nor Mr. Kellen is entitled to any severance benefits upon termination of employment. However, we may, in our sole discretion, provide them with severance benefits.

We entered into change in control agreements with Mr. Winegar, effective September 12, 2008, and Mr. Kellen, effective February 8, 2010. Under the terms of these agreements, if, within 24 months of a change in control, either executive is terminated by us for a reason other than cause or resigns for good reason, he will be entitled to a prorated portion of any annual incentive bonus for the fiscal year in which the termination occurs and a severance benefit equal to two years of his base salary. The change in control agreements expire three years from their effective dates, but will be automatically extended by one-year increments unless either party provides written notice to the other of the intent not to extend the agreement.

Summary Compensation Table for 2010

The following table provides information regarding the compensation earned during the years ended December 31, 2010 and 2009 by our Chairman and Chief Executive Officer, who also served as our Chief Financial Officer in fiscal year 2009, our Chief Operating Officer and Vice President of Regulatory Affairs, and our Chief Financial Officer, Vice President of Finance, and Secretary. We refer to these persons as our “named executive officers” elsewhere in this prospectus. We did not have any other executive officers in 2010 and we have not hired any additional executive officers to date.

			Option	All Other
		Salary	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)

Manny Villafaña	2010	$311,527	$—	$9,501	$321,028
Chairman and Chief Executive Officer(3)	2009	296,692	—	8,901	305,593

Michael Winegar	2010	219,692	90,023	12,746	322,461
Chief Operating Officer	2009	204,279	114,131	12,128	330,538
and Vice President of Regulatory Affairs

Scott Kellen	2010	164,365	179,598	5,081	349,044
Chief Financial Officer, Vice President of Finance and Secretary(4)

(1)	The value of each of the option awards was computed in accordance with FASB ASC Topic 718 without consideration of forfeitures. Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus. See the table entitled “Outstanding Equity Awards at Fiscal Year End” and our discussion of stock-based compensation under “Equity Awards.” Each stock option is an incentive stock option with a ten-year term, and vests, in the aggregate, as to one-fourth of the shares on the first anniversary of the grant date and annually thereafter until the fourth anniversary of the grant date.

(2)	Represents our match of Mr. Villafaña’s, Mr. Winegar’s and Mr. Kellen’s contributions to their SIMPLE IRA accounts. See our discussion of our SIMPLE IRA plan under “Employee Benefit Plans—Retirement Plan and Other Benefits. The amount provided for Mr. Winegar also includes the $6,000 car allowance discussed under “Perquisites and Other Benefits.”

(3)	In addition to his roles as Chairman and Chief Executive Officer, Mr. Villafaña also served as Chief Financial Officer in fiscal year 2009.

(4)	Mr. Kellen joined the Company as its Chief Financial Officer, Vice President of Finance and Secretary on February 8, 2010.

Outstanding Equity Awards at December 31, 2010

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers as of December 31, 2010. Since our inception, Mr. Winegar and Mr. Kellen are the only named executive officers who have been granted option awards. Each award was granted pursuant to our 2007 Long-Term Incentive Plan.

	Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised		Option	Option
		Options	Options		Exercise	Expiration
Name	Grant Date	Exercisable	Unexercisable		Price	Date

Michael Winegar	9/1/2007	37,500 (1)	12,500	(1)	$1.00	9/1/2017
	6/1/2008	5,000 (2)	5,000	(2)	5.83	6/1/2018
	1/1/2009	7,500 (3)	22,500	(3)	5.83	1/1/2019
	9/4/2009	2,500	7,500	(4)	6.00	9/4/2019
	1/22/2010	—	25,000	(5)	7.00	1/22/2020
Scott Kellen	2/8/2010	—	50,000	(6)	7.00	2/8/2014

(1)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 50,000 shares of our common stock. This option vests in four annual installments beginning on September 1, 2008.

(2)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 10,000 shares of our common stock. This option vests in four annual installments beginning on June 1, 2009.

(3)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 30,000 shares of our common stock. This option vests in four annual installments beginning on January 1, 2010.

(4)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 10,000 shares. This option vests in four annual installments beginning on September 4, 2010.

(5)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 25,000 shares. This option vests in four annual installments beginning on January 22, 2011.

(6)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 50,000 shares. This option vests in four annual installments beginning on February 8, 2011.

Employee Benefit Plans

2007 Long-Term Incentive Plan

Our 2007 Long-Term Incentive Plan, or the 2007 Plan, was adopted by our board of directors and approved by our stockholders on July 27, 2007. The 2007 Plan will expire in July 2017, unless sooner terminated by our board of directors.

Stock Awards

Under the 2007 Plan, we may grant incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, and other performance awards to our officers, directors, employees, consultants, and advisors.

Administration

The 2007 Plan is administered by our board of directors and our compensation committee, collectively referred to as the plan administrator, which has the authority to grant awards, determine award recipients, dates of grant, the numbers and types of stock awards to be granted and to set the terms of these awards, including the exercise price, vesting periods and the period of exercisability.

Share Reserve

As of December 31, 2010, there were 1,999,000 shares of our common stock reserved, but only 1,186,000 shares of our common stock available for issuance under the 2007 Plan. As of December 31, 2010, there were outstanding options to purchase 813,000 shares of our common stock under the 2007 Plan. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 Plan is equal to 2,000,000 shares.

If a stock award granted under the 2007 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of common stock not acquired pursuant to the stock award again become available for subsequent issuance under our 2007 Plan. In addition, the following types of shares under the 2007 Plan may become available for the grant of new stock awards under the 2007 Plan: (a) shares that are forfeited prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net share settlement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2007 Plan may be previously unissued shares or reacquired shares bought on the open market.

Stock Options

Incentive and nonqualified stock options are granted pursuant to incentive and nonqualified stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 Plan, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2007 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under our 2007 Plan. Incentive stock options may be granted for terms up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Stock options generally are not transferable except by will, or the laws of descent and distribution unless, in the case of nonqualified stock options, permitted by the plan administrator.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, personal check or certified check or (b) the tender of common stock previously owned by the optionholder.

Limitations on Incentive Stock Options

No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards

Restricted stock awards are granted pursuant to restricted stock agreements adopted by the plan administrator. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a risk of forfeiture in our favor in accordance with a vesting schedule to be determined by the plan administrator. No restricted stock award may be transferred, other than by will or the laws of descent and distribution, prior to the date any risks of forfeiture described in the restricted stock agreement have lapsed.

Stock Appreciation Rights

Stock appreciation rights are granted pursuant to stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which, unless otherwise determined by the plan administrator, cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards

The 2007 Plan permits the grant of performance unit awards that shall consist of monetary awards that may be earned if we or the award recipient achieves certain performance objectives established by the plan administrator over a specified performance periods and performance share awards that consist of shares of our common stock that may be earned or become vested in whole or in part if we or the award recipient achieves certain performance objectives established by the plan administrator over a specified performance period.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments may be made to (a) the number of shares reserved under the 2007 Plan and (b) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Effect on Stock Awards of Certain Corporate Transactions

In the event of the acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture, liquidation, recapitalization, stock split, stock dividend or otherwise, certain significant corporate transactions, our board of directors has the discretion to:

•	accelerate the vesting of a stock or performance award;

•	arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised prior to the effective time of the corporate transaction;

•	provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the award holder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award; or

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company.

Retirement Plan and Other Benefits

We sponsor a SIMPLE IRA retirement plan, which covers substantially all qualified full-time employees. This plan provides that each employee may elect to contribute to an individual retirement plan through salary reduction contributions. We currently match each employee’s contribution to the plan up to 3% of the employee’s base annual wage. We also offer health, disability, and life insurance to our full-time employees.

Certain Relationships and Related Party Transactions

The following is a summary of transactions since our inception to which we have been a party in which the amount involved exceeded $48,450, which is approximately 1% of the average of our total assets at December 31, 2009 and 2010, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under the section of this prospectus entitled “Compensation Discussion and Analysis.”

Equity Issuances to Directors, Executive Officers and 5% Stockholders

The following table shows all issuances of common stock during the past two fiscal years to each of our directors, executive officers and holders of more than 5% of our capital stock.

			Aggregate
	Date of	Number of	Purchase
	Issuance	Shares	Price

Directors and Executive Officers
Manny Villafaña	7/18/2007	5,400,000	$90,000
Michael Winegar	7/18/2007	300,000	5,000
5% Stockholders
Kips Bay Investments, LLC	5/21/2008	60,000	350,000
	7/21/2008	60,000	350,000
	9/3/2008	60,000	350,000
	10/15/2008	60,000	350,000
	12/1/2008	60,000	350,000
	1/12/2009	60,000	350,000
	3/2/2009	4,800,000	3,000,000
	3/2/2009	347,389	217,188
	3/5/2009	60,000	350,000
	4/17/2009	60,000	350,000
	6/18/2009	120,000	700,000
	6/30/2009	41,667	250,000
	2/16/2010	600,000	3,500,000
	2/16/2010	400,000	250,000

Agreements with Directors and Executive Officers

Please see “Executive Compensation” for information regarding the employment agreements with, and compensation of, our executive officers.

We have entered into indemnification agreements with our directors and executive officers. See “Management—Limitation of Directors’ and Officers’ Liability and Indemnification.”

Agreements with 5% Stockholders

Investment Agreement with Kips Bay Investments, LLC

We are a party to an Investment Agreement dated, July 19, 2007, with Manny Villafaña and Kips Bay Investments, LLC, or KBI, which had no relationship to us prior to entering into the Investment Agreement. Pursuant to the Investment Agreement, KBI sold us all of its right, title and interest to certain intellectual property assets in exchange for a first secured promissory note, dated July 19, 2007, with a principal amount of $100,000 and loaned to us $2.9 million in exchange for a second secured promissory note dated July 19, 2007 with a principal amount of $2.9 million. The $100,000 note and the $2.9 million note, collectively the Notes, accrued interest at a rate of 9% per annum. All principal and accrued interest under the Notes was convertible into shares of our common stock at a per share price of $0.625 per share. In connection with the issuance of the Notes, we entered into a Loan and Security Agreement with KBI, pursuant to which we granted a security interest in all of our existing and to-be-acquired property and proceeds therefrom, including all intellectual property assets transferred to us pursuant to the first secured promissory note.

The Investment Agreement also granted KBI two stock purchase options. The first stock purchase option granted KBI the right to purchase 600,000 shares of our common stock for $3.5 million following our determination that our eSVS MESH was suitable for human implantation. The second stock purchase option granted KBI the right to purchase an additional 600,000 shares of our common stock for $3.5 million following the first implantation of our eSVS MESH.

In April 2008, we determined that our eSVS MESH was suitable for human implantation, and KBI subsequently exercised its first stock purchase option under the Investment Agreement, purchasing an aggregate of 600,000 shares of our common stock for a purchase price of $3.5 million in nine installments from May 2008 to June 2009.

In August 2008, the first implantation of our eSVS MESH took place thereby satisfying the condition to the second stock purchase option. KBI exercised the second option in February 2010, purchasing an additional 600,000 shares for a purchase price of $3.5 million.

In March 2009, KBI converted the entire principal amount of $3.0 million and partially converted $217,188 of $467,188 in accrued interest on the Notes into 5,147,389 shares of our common stock at a price of $0.625 per share, and we paid KBI the balance of $250,000 of accrued interest in cash. In connection with KBI’s exercise of the second stock purchase option in February 2010, we and KBI entered into an agreement whereby KBI repaid us the $250,000 in cash and we issued KBI 400,000 shares of our common stock at a price of $0.625 per share.

Due to the conversion of the Notes, exercise of the stock purchase options, and other purchases of our common stock, as of the date of this prospectus, KBI beneficially owns 49.7% of our common stock. The Loan and Security Agreement pursuant to which the Notes were issued has no further material force or effect following conversion of the Notes as there is no debt outstanding and no obligation to issue additional debt.

KBI has approved the issuance of common stock in this offering, as required under the Investment Agreement.

Private Placements of Our Common Stock

In March 2009, we commenced a private offering of a minimum of 500,000 shares of our common stock and up to a maximum of 1,666,667 shares of our common stock to certain accredited investors at an offering price of $6.00 per share. We sold an aggregate of 516,241 shares of common stock in the private offering, which was completed in August 2009. KBI purchased 41,667 shares of our common stock in this private offering.

Promoters and Certain Control Persons

We were incorporated in the State of Delaware in May 2007 and 5,400,000 shares of common stock were issued to Manny Villafaña on July 17, 2007 for consideration of $90,000.

Mr. Villafaña may be deemed a promoter as defined in Rule 405 under the Securities Act of 1933, as amended.

Principal Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect the sale of the common stock in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 13,581,791 shares of common stock outstanding as of the date of this prospectus, and the issuance of 2,750,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriter’s option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before that date that is 60 days after the date of this prospectus. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each person or entity listed in the table is c/o Kips Bay Medical, Inc., 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota 55447.

	Beneficial Ownership
		Options	Percentage of Shares
	Number of Shares	Exercisable	Beneficially Owned
	Held Before the	within 60	Before this	After this
Beneficial Owner	Offering	Days	Offering	Offering

5% Stockholders
Kips Bay Investments, LLC(1)	6,789,056	—	49.7%	41.4%
7803 Glenroy Road, Suite 300 Bloomington, Minnesota 55438
Directors and Named Executive Officers
Manny Villafaña	5,400,000	—	39.5	32.9
Michael Winegar	300,000	66,250	2.7	2.2
Scott Kellen	—	12,500	0.1	0.1
All directors and executive officers as a group (3 persons)	5,700,000	78,750	42.3	35.2

(1)	Kips Bay Investments, LLC is directly owned by Nasser J. Kazeminy, Yvonne P. Kazeminy, Triomphe Investments I, LLC, Triomphe Investments II, LLC, Triomphe Investments III, LLC and Triomphe Investments IV, LLC, each of which hold shared voting and dispositive power with respect to the shares held by Kips Bay Investments, LLC. Triomphe Investments I, LLC, Triomphe Investments II, LLC, Triomphe Investments III, LLC, and Triomphe Investments IV, LLC are 100% controlled by trusts for the benefit of Nasser J. Kazeminy’s family. The trustees of such trusts are Nader C. Kazeminy, Tanya M. Kazeminy-Mackay, and U.S. Bank National Association, SD.

Description of Capital Stock

Upon the closing of this offering, our authorized capital stock will consist of 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated stock, par value $0.01 per share.

The following summarizes important provisions of our common stock and describes certain material provisions of our certificate of incorporation and amended and restated bylaws. This summary is qualified by our certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Outstanding Shares

As of the date of this prospectus, there were 13,581,791 shares of common stock outstanding held of record by 64 stockholders. After giving effect to the sale of common stock offered in this offering, there will be 16,331,791 shares of common stock outstanding.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared out of legally available funds at the times and the amounts as our board of directors may from time to time determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

No Preemptive or Similar Rights

The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Undesignated Stock

Our board of directors has the authority, without first obtaining approval of our stockholders, to establish from the undesignated shares, one or more series of preferred stock and to fix the powers, preferences, rights and limitations of such class or series, including dividend rights, voting rights, and the right to receive liquidation distributions.

Options

As of the date of this prospectus, we have outstanding options to purchase an aggregate of 813,000 shares of our common stock at a weighted average exercise price of $4.12 per share under our 2007 Long-Term Incentive Plan. All outstanding options provide for adjustments in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in our corporate structure. As of the date of this prospectus, 1,186,000 additional shares are reserved and available for issuance under our 2007 Long-Term Incentive Plan.

Registration Rights

The Investment Agreement, dated July 19, 2007, between KBI and us provides that we will file a registration statement under the Securities Act of 1933, as amended, covering the re-sale of 1,000,000 or more shares of our common stock within 90 days of a request by KBI. We are not obligated to take any registration-related actions during the following periods:

•	prior to the date that is six months following the effective date of our first registered public offering pursuant to a firm commitment underwritten offering;

•	during the period starting with the date that is 90 days prior to our good faith estimated date of filing of, and ending on the date three months immediately following the effective date of, any registration statement pertaining to our securities, provided certain conditions are met;

•	after we have effected two registrations of our securities for KBI, excluding registrations effected on Form S-3 or any successor form, and such registrations have been declared effective; and

•	if we furnish to KBI a certificate stating that in the good faith judgment of the board of directors that it would be seriously detrimental to us or our stockholders for a registration statement to be filed in the near future, which certificate may only be used once in any 12-month period, and which certificate may only defer our registration obligation for a maximum of 120 days.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and amended and restated bylaws:

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the Chairman of the Board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions requires approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public

Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Stock Exchange

We have applied for the listing of our common stock on the NASDAQ Global Market under the symbol “KIPS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Shares Eligible For Future Sale

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of shares of common stock outstanding as of the date of this prospectus, upon completion of this offering, 16,331,791 shares of common stock will be outstanding, assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of options prior to the completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act.

The remaining 13,581,791 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	approximately 647,000 restricted shares will be eligible for sale in the public market upon completion of this offering under Rule 144;

•	approximately 146,000 restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

•	approximately 12,789,000 restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Additionally, of the 813,000 shares of common stock issuable upon exercise of options outstanding as of the date of this prospectus, approximately 511,000 shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately 163,000 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, holders of 12,789,056 of our restricted shares have entered into lock-up agreements as described below under “Underwriting” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, subject to any exceptions set forth therein or waivers by the underwriters.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract, such as the shares issued under our 2007 Long-Term Incentive Plan, may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701. However, all of the Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Registration Rights

KBI received certain registration rights in connection with the execution of the Investment Agreement dated July 19, 2007. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 2007 Long-Term Incentive Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 and the 180-day lock-up arrangement described above, if applicable.

Underwriting

We are offering the shares of common stock described in this prospectus through the underwriters in the table below. Rodman & Renshaw, LLC is acting as sole manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement dated          , 2011 with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	Shares

Rodman and Renshaw, LLC

Newbridge Securities Corporation

Caris & Company, Inc.

Chardan Capital Markets, LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “KIPS.”

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers that are members of the Financial Industry Regulatory Authority, or FINRA, at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

		Total Without	Total With
	Per	Over-Allotment	Over-Allotment
	Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Non-accountable expense allowance (1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions and expense allowance, will be approximately $1.5 million.

Overallotment Option

We have granted a 45-day option to the underwriters to purchase up to an additional 412,500 shares of common stock sold on the date hereof, at the same price as the initial shares offered. If the underwriters fully exercise this option, the total public offering price (before expenses) and net proceeds to us will be approximately $28.5 million, and $24.6 million, respectively, based on an-assumed-public offering price of $9.00 per share.

A prospectus in electronic format may be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in the offering. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter to selling group members that may make Internet distributions on the same basis as other allocations.

Lock-ups

We have agreed that we will not, for a period of one hundred eighty (180) days from the effective date of the registration statement of which this prospectus is a part, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of capital stock, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock or such other securities, in cash or otherwise, other than the shares to be sold hereunder, and shares issuable upon the exercise or conversion of outstanding securities, securities issued under any company stock or equity compensation plans.

Our directors and executive officers and each of our shareholders holding an aggregate of 10% of our outstanding common stock immediately prior to the completion of this offering, have entered into lock up agreements with the underwriter prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of one hundred eighty (180) days after the date of this prospectus, may not, without the prior written consent of the underwriter, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. Additionally, all other holders of our outstanding common stock or options to purchase common stock are subject to agreements with us imposing similar restrictions on sales or agreements to sell such common stock or options during the one hundred eighty (180) days after the date of this prospectus.

In determining the public offering price, we and the underwriter expect to consider a number of factors including:

•	The information set forth in this prospectus and otherwise available to the representatives;

•	Our prospects and the history and prospects for the industry in which we compete;

•	An assessment of our management;

•	Our prospects for future earnings;

•	The general condition of the securities markets at the time of this offering;

•	The recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	Other factors deemed relevant by the underwriter and us.

Neither we, nor the underwriter can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the public offering price.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock. Short sales involve the sale by the underwriter of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered” shorts or may be “naked” shorts. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of common stock from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to it. “Naked” short sales are any sales in excess of such option. The underwriter may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

The underwriter has advised us that, pursuant to Regulation M promulgated under the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriter purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriter that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

In determining the public offering price, we and the underwriter expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriter and us.

Neither we, nor the underwriter can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the public offering price.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Terms

In connection with this offering, the underwriter and certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

In addition, the underwriter and its affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions.

From time to time, the underwriter and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or the Securities Act.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.

We have also agreed to issue to Rodman & Renshaw, LLC a common stock purchase warrant to purchase a number of our common stock equal to an aggregate of five (5%) percent of the shares sold in the offering. The warrant will have an exercise price equal to 125% of the offering price of the shares sold in this offering. The warrants are exercisable commencing one year (1) year after the effective date of this offering, and will be exercisable, in whole or in part, for four (4) years thereafter. The warrant is not redeemable by us, and allows for “cashless” exercise. The warrant also provides for one demand registration right and unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the four (4) year period commencing one (1) year after the effective date of this offering. Pursuant to the rules of FINRA (formerly the NASD), and in particular Rule 5110, the warrant (and underlying shares) issued to Rodman & Renshaw, LLC may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the effective date of this offering; provided, however, that the warrant (and underlying shares) may be transferred to officers or partners of Rodman & Renshaw, LLC and members of the underwriting syndicate as long as the warrants (and underlying shares) remain subject to the lockup.

We have also agreed to pay the underwriter expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual or $30,000 in the aggregate; (b) up to $16,000 for costs associated with the underwriter’s use of i-Deal; (c) up to $10,000 of accountable “road show” expenses; (d) an accountable expense reimbursement up to a maximum of $25,000 and (e) an advance of $15,000 refundable only to the extent not actually incurred.

Foreign Regulatory Restrictions on Purchase of the Common Stock

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the public offering of the shares in the United States, the underwriters may, subject to the applicable foreign laws, also offer the common shares to certain institutions or accredited persons in the following countries:

Australia	If this document is issued or distributed in Australia it is issued or distributed to “wholesale clients” only, not to “retail clients”. For the purposes of this paragraph, the terms “wholesale client” and “retail client” have the meanings given in section 761 of the Australian Corporations Act 2001 (Cth). This document is not a disclosure document under the Australian Corporations Act, has not been lodged with the Australian Securities & Investments Commission and does not purport to include the information required of a disclosure document under the Australian

Corporations Act. Accordingly, (i) the offer of securities under this document is only made to persons to whom it is lawful to offer such securities under one or more exemptions set out in the Australian Corporations Act, (ii) this document is only made available in Australia to those persons referred to in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as referred to in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this document.

China	THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE CIRCULATED OR DISTRIBUTED IN THE PRC, AND ADSs MAY NOT BE OFFERED OR SOLD, AND WILL NOT BE OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, TO ANY RESIDENT OF THE PRC EXCEPT PURSUANT TO APPLICABLE LAWS AND REGULATIONS OF THE PRC

DIFC	DIFC and UAE have different requirements and, as a result, a generic legend for each is provided below

UAE	The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.”

Dubai	The issuer is not licensed by the Dubai Financial Services Authority (“DFSA”) to provide financial services in the Dubai International Financial Centre (“DIFC”). The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory of the DIFC.

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered

Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Israel	The common stock offered by this prospectus has not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Pakistan	The investors / subscribers in Pakistan will be responsible for ensuring their eligibility to invest under the applicable laws of Pakistan and to obtain any regulatory consents if required for such purpose.

Saudi Arabia	NO OFFERING OF SHARES IS BEING MADE IN THE KINGDOM OF SAUDI ARABIA, AND NO AGREEMENT RELATING TO THE SALE OF THE SHARES WILL BE CONCLUDED IN SAUDI ARABIA. THIS DOCUMENT IS PROVIDED AT THE REQUEST OF THE RECIPIENT AND IS BEING FORWARDED TO THE ADDRESS SPECIFIED BY THE RECIPIENT. NEITHER THE AGENT NOR THE OFFERING HAVE BEEN LICENSED BY THE SAUDI’S SECURITIES AND EXCHANGE COMMISSION OR ARE OTHERWISE REGULATED BY THE LAWS OF THE KINGDOM OF SAUDI ARABIA.

THEREFORE, NO SERVICES RELATING TO THE OFFERING, INCLUDING THE RECEIPT OF APPLICATIONS AND/OR THE ALLOTMENT OF THE SHARES, MAY BE RENDERED WITHIN THE KINGDOM BY THE AGENT OR PERSONS REPRESENTING THE OFFERING.

UK	The content of this Memorandum has not been issued or approved by an authorised person within the meaning of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”). Reliance on this Memorandum for the purpose of engaging in any investment activity may expose an Investor to a significant risk of losing all of the property or other assets invested. This Memorandum does not constitute a Prospectus within the meaning of the FSMA and is issued in reliance upon one or more of the exemptions from the need to issue such a prospectus contained in section 86 of the FSMA.

Material United States Federal Tax Considerations
for Non-U.S. Holders of Common Stock

This section summarizes material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any state;

•	a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of source.

If a partnership or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. In addition, the summary does not represent a description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a non-U.S. holder must certify its entitlement to treaty benefits by providing a properly completed Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the Internal Revenue Service by filing an appropriate claim for refund with the Internal Revenue Service.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States, in which case the special rules described below apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if such non-U.S. holder is a corporation, it may also be subject to the branch profits tax generally equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real property comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, if our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if the non-U.S. holder actually or constructively held more than five percent of such regularly traded common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any effectively connected dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30% withholding tax if the holder claims exemption from withholding by providing a properly completed Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included for U.S. estate tax purposes in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payer, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payer does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012.

Legal Matters

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota. The underwriters have been represented in connection with this offering by Kramer Levin Naftalis & Frankel LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2008 and 2009, and for the period from May 1, 2007 (date of inception) to December 31, 2007, the years ended December 31, 2008 and 2009, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.kipsbaymedical.com as soon as reasonably practicable after filing such documents with the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (763) 235-3540 or by mail at Kips Bay Medical, Inc., 3405 Annapolis Lane North, Suite 200, Minneapolis, MN 55447. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Kips Bay Medical, Inc.

We have audited the accompanying balance sheets of Kips Bay Medical, Inc. (a development stage company) as of December 31, 2008 and 2009, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period from May 1, 2007 (Date of Inception) to December 31, 2007, and the years ended December 31, 2008 and 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kips Bay Medical, Inc. at December 31, 2008 and 2009, and the results of its operations and its cash flows for the period from May 1, 2007 (Date of Inception) to December 31, 2007, and the years ended December 31, 2008 and 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the financial statements, effective January 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 815-40 and changed its method of accounting for certain instruments indexed to the Company’s own stock.

/s/  Ernst & Young, LLP

Minneapolis, Minnesota
April 8, 2010

Kips Bay Medical, Inc.
(A Development Stage Company)

Statements of Operations

	Period from					Period from
	May 1, 2007					May 1, 2007
	(Date of					(Date of
	Inception) to					Inception) to
	December 31,	Year Ended December 31,		Nine Months Ended		October 2,
	2007	2008	2009	October 3, 2009	October 2, 2010	2010
				(unaudited)		(unaudited)

Net sales	$—	$—	$—	$—	$107	$107
Cost of sales	—	—	—	—	(40)	(40)

Gross profit	—	—	—	—	67	67
Operating Expenses:
Research and development	196	2,635	3,004	2,230	1,920	7,755
Selling, general and administrative	381	754	779	624	957	2,871
Milestone expense	—	—	—	—	5,000	5,000

Operating loss	(577)	(3,389)	(3,783)	(2,854)	(7,810)	(15,559)
Interest income	65	52	17	15	11	145
Interest Expense	(164)	(390)	(181)	(181)	—	(735)
Impairment of available for sale securities	—	(85)	—	—	—	(85)
Change in fair value of investor stock purchase option	—	—	610	(200)	(2,290)	(1,680)

Net loss	$(676)	$(3,812)	$(3,337)	$(3,220)	$(10,089)	$(17,914)

Basic and diluted net loss per share	$(0.16)	$(0.62)	$(0.30)	$(0.30)	$(0.75)

Weighted average shares outstanding — basic and diluted	4,106,557	6,100,767	11,069,342	10,648,309	13,378,378

(In thousands, except share and per share amounts)

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Balance Sheets

	December 31,		October 2,
	2008	2009	2010
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$943	$2,469	$4,938
Short-term investments	181	948	233
Accounts receivable	—	—	52
Inventories	—	—	429
Prepaid expenses and other current assets	89	37	1,092

Total current assets	1,213	3,454	6,744
Property and equipment, net	239	286	474

Total assets	$1,452	$3,740	$7,218

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23	$84	$762
Accrued liabilities	159	184	318
Accrued milestone and royalties	—	—	5,002
Accrued interest payable	424	—	—
Investor stock purchase option liability	—	960	—

Total current liabilities	606	1,228	6,082
Long-term debt, net	2,862	—	—
Commitments and contingencies (Note 6)
Stockholders’ equity:
Undesignated stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2008 and 2009 and October 2, 2010 (unaudited), respectively	—	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, 6,300,000, 12,398,919, and 13,581,791 issued and outstanding as of December 31, 2008, 2009 and October 2, 2010 (unaudited), respectively	63	124	136
Additional paid-in capital	2,409	11,556	20,248
Accumulated other comprehensive income	—	33	42
Deficit accumulated during development stage	(4,488)	(9,201)	(19,290)

Total stockholders’ equity (deficit)	(2,016)	2,512	1,136

Total liabilities and stockholders’ equity	$1,452	$3,740	$7,218

(In thousands except share and per share amounts)

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Statements of Stockholders’ Equity (Deficit)

				Deficit
				Accumulated	Accumulated
			Additional	During the	Other	Total
	Common Stock		Paid-In	Development	Comprehensive	Stockholders’
	Shares	Amount	Capital	Stage	Income	Equity

Balance at May 1, 2007 (date of inception)	—	$—	$—	$—	$—	$—
Comprehensive loss
Net loss	—	—	—	(676)	—	(676)
Unrealized loss on investments, net	—	—	—	—	(13)	(13)

Comprehensive loss						(689)
Common stock issued to founders at incorporation, $0.167 per share	6,000,000	60	40	—	—	100
Issued stock purchase options in conjunction with issuance of secured convertible notes	—	—	194	—	—	194
Effect of beneficial conversion feature on secured convertible notes	—	—	74	—	—	74
Stock-based compensation expense	—	—	16	—	—	16

Balance at December 31, 2007	6,000,000	60	324	(676)	(13)	(305)
Comprehensive loss
Net loss	—	—	—	(3,812)	—	(3,812)
Unrealized gain on investments, net	—	—	—	—	13	13

Comprehensive loss						(3,799)
Common stock issued at $5.83 per share	300,000	3	1,747	—	—	1,750
Stock-based compensation expense	—	—	338	—	—	338

Balance at December 31, 2008	6,300,000	63	2,409	(4,488)	—	(2,016)
Comprehensive loss
Net loss	—	—	—	(3,337)	—	(3,337)
Unrealized gain on investments, net	—	—	—	—	33	33

Comprehensive loss						(3,304)
Cumulative effect adjustment for adoption of FASB ASC 815-40			(194)	(1,376)		(1,570)
Common stock issued at $5.83 per share	300,000	3	1,747	—	—	1,750
Common stock issued upon conversion of note payable, conversion price of $0.625	4,800,000	48	2,952	—	—	3,000
Common stock issued upon conversion of accumulated interest on note payable, conversion price of $0.625	347,389	4	213	—	—	217
Common stock issued, $1.00 per share, employee exercise of incentive stock option	1,000	—	1	—	—	1
Common stock issued, $6.00 per share, under private placement offering (net of issuance costs of $29)	516,241	5	3,063	—	—	3,068
Common stock issued, $7.00 per share, under private placement offering (net of issuance costs of $11)	134,289	1	928	—	—	929
Stock-based compensation expense	—	—	437	—	—	437

Balance at December 31, 2009	12,398,919	$124	$11,556	$(9,201)	$33	$2,512
Comprehensive loss
Net loss	—	—	—	(10,089)	—	(10,089)
Unrealized loss on investments, net	—	—	—	—	9	9

Comprehensive loss						(10,080)
Common stock issued upon exercise of investor stock purchase option	1,000,000	10	6,990	—	—	7,000
Common stock issued, $7.00 per share, under private placement offering (net of issuance costs of $44)	182,872	2	1,234	—	—	1,236
Stock-based compensation expense	—	—	468	—	—	468

Balance at October 2, 2010 (unaudited)	13,581,791	$136	$20,248	$(19,290)	$42	$1,136

(In thousands except share amounts)

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Statements of Cash Flows

	Period from					Period from
	May 1, 2007					May 1, 2007
	(Date of					(Date of
	Inception)			Nine Months Ended		Inception)
	to December 31,	Year Ended December 31,		October 3,	October 2,	to October 2,
	2007	2008	2009	2009	2010	2010
				(unaudited)		(unaudited)

Cash flows from operating activities:
Net loss	$(676)	$(3,812)	$(3,337)	$(3,220)	$(10,089)	$(17,914)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	9	49	60	42	53	171
Stock-based compensation	16	338	437	283	468	1,259
Amortization of discount on secured convertible notes	38	92	138	138	—	268
Impairment of available for sale securities	—	85	—	—	—	85
Change in fair value of investor stock purchase option	—	—	(610)	200	2,290	1,680
Changes in operating assets and liabilities:
Accounts receivable	—	—	—	—	(52)	(52)
Inventories	—	—	—	—	(429)	(429)
Prepaid expenses and other current assets	(65)	(24)	52	46	(1,055)	(1,092)
Accounts payable	17	7	60	117	678	762
Accrued liabilities	30	129	25	(8)	134	318
Accrued milestone and royalties	—	—	—	—	5,002	5,002
Accrued interest payable	126	298	(207)	(207)	—	217

Net cash used in operating activities	(505)	(2,838)	(3,382)	(2,609)	(3,000)	(9,725)
Cash flows from investing activities:
Proceeds from sales and maturities of short-term investments	—	291	—	—	730	1,021
Purchases of short-term investments	(548)	(9)	(734)	(4)	(5)	(1,296)
Purchase of property and equipment	(212)	(86)	(106)	(105)	(242)	(646)

Net cash provided by (used in) investing activities	(760)	196	(840)	(109)	483	(921)
Cash flows from financing activities:
Proceeds from sale of common stock	100	—	—	—	—	100
Proceeds from issuances of notes payable	3,000	—	—	—	—	3,000
Proceeds from exercise of investor option to purchase common stock	—	1,750	1,750	1,730	3,750	7,250
Proceeds from sale of common stock under private placement offerings, net of issuance costs	—	—	3,997	3,335	1,236	5,233
Proceeds from exercise of employee stock options	—	—	1	1	—	1

Net cash provided by financing activities	3,100	1,750	5,748	5,066	4,986	15,584
Net increase (decrease) in cash and cash equivalents	1,835	(892)	1,526	2,348	2,469	4,938
Cash and cash equivalents at beginning of period	—	1,835	943	943	2,469	—

Cash and cash equivalents at end of period	$1,835	$943	$2,469	$3,291	$4,938	$4,938

Supplemental disclosures:
Interest paid in cash	$—	$—	$250	$250	$—	$250

Supplemental non-cash disclosures:
Reclassification of investor stock purchase option liability to equity	—	—	—	—	3,250	3,250
Conversion of note payable into common stock	$—	$—	$3,000	$3,000	$—	$3,000

Accrued interest paid by conversion into common stock	$—	$—	$217	$217	$—	$217

(In thousands)
See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements

1.	Organization and Business

Kips Bay Medical, Inc. was incorporated in the state of Delaware on May 1, 2007. We are a medical device company focused on developing, manufacturing and commercializing our external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries.

Our activities since inception have consisted principally of acquiring product and technology rights, raising capital, performing research and development and conducting preclinical and clinical trials. Accordingly, we are considered to be in the development stage as of October 2, 2010, as defined by the Financial Accounting Standard Board, or FASB, Accounting Standard Codification, or ASC, 915. At October 2, 2010, we had an accumulated deficit of $19.3 million and we expect to incur losses for the foreseeable future. To date, we have been funded by private equity and debt financings. Although we believe that we will be able to successfully fund our operations, there can be no assurance that we will be able to do so or that we will ever operate profitably.

2.	Summary of Significant Accounting Policies

Unaudited Interim Consolidated Financial Information

The interim balance sheet as of October 2, 2010, statements of operations and of cash flows for the nine months ended October 3, 2009 and October 2, 2010 and stockholders’ equity (deficit) for the nine months ended October 2, 2010 and related interim information contained in the notes to these financial statements are unaudited. In the opinion of management, such unaudited interim consolidated information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and includes all adjustments consisting of normal recurring accruals necessary for the fair presentation of this interim information when read in conjunction with the audited financial statements and notes thereto. Results for the nine months ended October 2, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the combined consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. We believe that the carrying amounts of the financial instruments approximate their respective current fair values due to their relatively short maturities. Short-term investments, which consist of a mutual fund investment and certificates of deposit, are reported at fair value with net unrealized gains or losses reported as a separate component of other comprehensive income (loss) within stockholders’ equity (deficit).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less. The carrying value of these instruments approximates fair value. We have not experienced any losses on our cash and cash equivalents.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Short-term Investments

Short-term investments consist of certificates of deposits and mutual fund investments with a maturity of greater than three months and less than one year. Short-term investments have been classified and accounted for as available-for-sale securities and are reported on the balance sheet at fair value with unrealized gains or losses reported as a component of other comprehensive income. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other-than-temporary. That evaluation includes persistent declining stock prices and general economic and company-specific evaluations.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. We make judgments as to our ability to collect outstanding receivables and will provide an allowance for credit losses when collection becomes doubtful.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value. Inventories consist of the following:

October 2, 2010
(unaudited)

Raw materials	$57
Work in process	131
Finished goods	241

$429

(In thousands)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed based upon the estimated useful lives of the respective assets, or the lesser of the estimated useful life or the remaining life of the underlying facility lease for leasehold improvements, ranging from three to seven years, and is recorded using the straight-line method. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2008 and 2009, management believes that no modification of the remaining useful lives or write-down of long-lived assets is required.

Revenue Recognition

We sell our eSVS MESH to international distributors, which subsequently resell it to hospitals and clinics. We recognize revenue in accordance with generally accepted accounting principles as outlined in SEC Staff Accounting

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Bulletin No. 104, Revenue Recognition, and ASC 605-10-S99; specifically, when persuasive evidence of an arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured.

We recognize revenue as products are shipped based on agreements with each of our distributors, which provide that title and risk of loss pass to the distributor upon shipment of the products to the distributor and do not provide the distributors a right of return. We invoice shipping charges to our distributors and include them in net sales. We expense shipping costs at the time we report the related revenue and record them in cost of sales.

Research and Development Expenses

Research and development costs are expensed as incurred and include the costs to design, develop, test, deploy and enhance our eSVS MESH. It also includes costs related to the execution of clinical trials and to obtain regulatory approval for our eSVS MESH. We expense amounts paid to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.

We charge research and development costs, including clinical trial costs, to expense when incurred, consistent with the guidance of FASB ASC 730, Research and Development. Clinical trial costs are a significant component of research and development expenses. All of our clinical trials are performed at clinical trial sites and are administered by contract research organizations, or CROs. Costs of setting up clinical trial sites are accrued immediately. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled. We monitor levels of performance under each significant contract, including the extent of patient enrollment and other activities through communications with the CROs, and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual effort expended by each CRO.

All material CRO contracts are terminable by us upon written notice and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

Comprehensive Income/Loss

Comprehensive income/loss consists of other comprehensive income or losses and net loss. Other comprehensive income or losses include certain changes in equity that are excluded from net loss. Specifically, we include unrealized gains and losses on available-for-sale securities in other comprehensive income/loss. Comprehensive loss for each period presented is set forth in the Statements of Stockholders’ Equity (Deficit).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In light of our cumulative losses, we believe that it is more likely than not that our net deferred tax asset will not be realized. Accordingly, a full valuation allowance has been recorded against our net deferred tax assets.

Stock-Based Compensation

Stock-based incentive awards are accounted for under the provisions of FASB ASC 718, Compensation — Stock

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Compensation, which requires companies to measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. In addition, we are required to estimate the amount of expected forfeitures when calculating the compensation costs, instead of accounting for forfeitures as incurred. All of our options previously awarded were classified as equity instruments and continue to maintain their equity classification.

The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model with the assumptions listed in Note 8. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term. Expected volatility and forfeiture rates are based on the volatility rates of a set of guideline companies, which consist of public and recently public medical technology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term is determined using the simplified method allowed by SEC Staff Accounting Bulletin No. 110. The fair value of the common stock underlying the stock options has been determined by our Board of Directors at each award grant date based upon a variety of factors, primarily the most recent purchase prices of our common stock issued to third parties in arms-length transactions, but also the progress of our product development, the progress of our preclinical and clinical testing, and the risks associated with our business plan.

Stock-based compensation expense in our statements of operations is summarized as follows:

	Period from May 1,					Period from May 1,
	2007 (Date of					2007 (Date of
	Inception) to	December 31,		Nine Months Ended		Inception) to
	December 31, 2007	2008	2009	October 3, 2009	October 2, 2010	October 2, 2010
				(unaudited)		(unaudited)

Cost of sales	$—	$—	$—	$—	$6	$6
Research and development	14	298	390	246	396	1,098
Sales, general and administrative	2	40	47	36	66	155

Total stock-based compensation	$16	$338	$437	$282	$468	$1,259

(In thousands)

Net Loss Per Share

We compute net loss per share in accordance with FASB ASC 260, Earnings Per Share, under which basic net loss attributable to common stockholders, on a per share basis, is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. The computation of diluted earnings per share, or EPS, is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. Diluted EPS is the same as basic EPS due to common equivalent shares being excluded from the calculation, as their effect is anti-dilutive.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

The following table summarizes our calculation of net loss per common share:

	Period from May 1,
	2007 (Date of
	Inception) to	December 31,		Nine Months Ended
	December 31, 2007	2008	2009	October 3, 2009	October 2, 2010
				(unaudited)

Net loss	$(676)	$(3,812)	$(3,337)	$(3,220)	$(10,089)
Weighted average shares outstanding—basic and diluted	4,106,557	6,100,767	11,069,342	10,648,309	13,378,378

Net loss per share—basic and diluted	$(0.16)	$(0.62)	$(0.30)	$(0.30)	$(0.75)

(In thousands, except per share amounts)

Outstanding potential common shares not included in diluted net loss per share attributable to common stockholders calculations included:

	Period from May 1,
	2007 (Date of
	Inception) to	December 31,		Nine Months Ended
	December 31, 2007	2008	2009	October 3, 2009	October 2, 2010
				(unaudited)

Employee and non-employee stock options	295,000	531,750	598,000	598,000	813,000
Common shares issuable for conversion of debt (See note 7)	4,800,000	4,800,000	—	—	—
Common shares issuable under investor option purchase agreements (See note 7)	1,200,000	900,000	600,000	600,000	—

Fiscal Year

We operate on a manufacturing calendar with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of one five-week and two four-week periods.

New Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, we have reflected references to GAAP in our financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact our financial position or results of operations.

In June 2008, the FASB issued FASB ASC 815-40, Derivatives and Hedging, which provides guidance on how to determine if certain instruments (or embedded features) are considered indexed to a company’s own stock, including instruments similar to warrants to purchase the company’s stock. FASB ASC 815-40 clarifies the determination of whether equity-linked instruments (or embedded features), such as our convertible notes or options to purchase our common stock, are considered indexed to our own stock, which would qualify as a scope exception and therefore be exempt from the application of FASB ASC 815. As a result of the adoption of the provisions of FASB ASC 815-40 on January 1, 2009, certain instruments previously reported as equity are now

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

accounted for as derivative instruments. ASC 815-40 was initially applied by recording a cumulative effect adjustment to retained earnings upon adoption. The impact of adopting this guidance is described in note 7.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurement contained in ASU 2010-6, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. We adopted ASU 2010-6 in the first quarter of 2010. The implementation of ASU 2010-6 did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued guidance on subsequent events contained in ASU 2010-09, which amends ASC 855, to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent event procedures. Although we are still required to evaluate subsequent events through the date the financial statements are issued, the pronouncement exempts SEC filers from disclosing the date through which subsequent events have been evaluated. We adopted ASU 2010-09 in the first quarter of 2010. The implementation of ASU 2010-09 did not have a material impact on our consolidated financial statements.

3.	Fair Value of Financial Instruments

We adopted the provisions of FASB ASC 820, Fair Value Measurements and Disclosures, effective January 1, 2008. FASB ASC 820 defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and enhances disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value, as required by FASB ASC 820, must maximize the use of observable inputs and minimize the use of unobservable inputs.

The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. The three levels of input are:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on our results of operations and financial condition.

Following is a description of our valuation methodologies for assets and liabilities measured at fair value.

Where quoted prices are available in an active market, fair value is based upon quoted market prices and is classified in level 1 of the fair value hierarchy. If quoted market prices are not available, fair value is based upon observable inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, and the assets or liabilities are classified in level 2 of the valuation hierarchy. When quoted prices and observable inputs are unavailable, fair values are based on internally developed cash flow models and are classified in level 3 of the valuation hierarchy. The internally developed cash flow models primarily use, as inputs, estimates for interest rates and discount rates, including yields of comparable traded instruments adjusted for illiquidity and other risk factors, amount of cash

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

flows and expected holding periods of the assets. These inputs reflect our own assumptions about the assumptions market participants would use in pricing the assets, including assumptions about risk developed based on the best information available in the circumstances.

Our cash and equivalents consist of bank deposits and money market funds. Our short-term investments consist of a mutual fund investment and certificates of deposit. We determine the fair value of these investments using Level 1 inputs. The certificates of deposit, money market funds and mutual funds are traded in active exchange markets and are highly liquid.

With the adoption of FASB ASC 815-40, an outstanding option to purchase shares of our common stock held by Kips Bay Investments, LLC was determined to be a derivative instrument as of January 1, 2009. This liability is reported at fair value and measured at each reporting date. We estimated the fair value of this liability using Level 3 inputs as there was no active market for the investor stock purchase option. Additional information on our valuation of this liability is included in Note 7. Changes in the liability are reported as a separate line item on our statement of operations.

Other financial instruments, including accounts payable and accrued liabilities, are carried at cost, which we believe approximates fair value because of the short-term maturity of these instruments.

A summary of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2008 and 2009 is as follows:

	December 31, 2008			December 31, 2009
		Quoted Prices	Significant		Quoted Prices	Significant
		In Active	Unobservable		In Active	Unobservable
		Markets	Inputs		Markets	Inputs
	Total	(Level 1)	(Level 3)	Total	(Level 1)	(Level 3)

Assets:
Cash and cash equivalents	$943	$943	$—	$2,469	$2,469	$—
Short-term investments	181	181	—	948	948	—

Total	$1,124	$1,124	$—	$3,417	$3,417	$—

Liabilities:
Investor stock purchase option liability	$—	$—	$—	$960	$—	$960

Total	$—	$—	$—	$960	$—	$960

(In thousands)

A summary of financial assets and liabilities measured at fair value on a recurring basis at October 2, 2010 is as follows:

	October 2, 2010 (unaudited)
		Quoted Prices	Significant
		In Active	Unobservable
		Markets	Inputs
	Total	(Level 1)	(Level 3)

Assets:
Cash and cash equivalents	$4,938	$4,938	$—
Short-term investments	233	233	—

Total	$5,171	$5,171	$—

(In thousands)

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

A summary of the activity in our investor stock purchase option liability, which is valued using significant unobservable inputs (Level 3), for the periods presented is as follows:

Balance at December 31, 2008	$—
Cumulative effect adjustment for adoption of FASB ASC 815-40	1,570
Change in fair value included in statement of operations	(610)

Balance at December 31, 2009	960
Change in fair value included in statement of operations	2,290
Reclassified to additional paid-in capital upon exercise of the option (Note 7)	(3,250)

Balance at October 2, 2010 (unaudited)	$—

(In thousands)

4.	Short-Term Investments and Impairment

Short-term investments include a mutual fund investment and certificates of deposit. We determine the fair value of these investments using Level 1 inputs.

Due to the short maturities of our investments in certificates of deposits, their amortized cost approximates fair value.

As of December 31, 2008, we concluded that the value of our mutual fund investment was impaired and that this impairment was other than temporary. We recorded an other than temporary impairment charge of $85,000, which resulted in a new adjusted cost basis for this investment. We had no other unrealized gains or losses as of December 31, 2008. For the year ended December 31, 2009 and the nine months ended October 2, 2010, unrealized gains of $33,000 and $9,000, respectively, were reported in other comprehensive income as the market value exceeded the cost of our mutual fund investment.

5.	Property and Equipment

At December 31, 2008 and 2009 and October 2, 2010, property and equipment consist of the following:

	December 31,		October 2,
	2008	2009	2010
			(unaudited)

Furniture and fixtures	$33	$36	$41
Machinery, equipment and tooling	154	254	482
Computers and software	62	66	73
Leasehold improvements	48	48	49
Accumulated depreciation	(58)	(118)	(171)

Property and equipment, net	$239	$286	$474

(In thousands)

Depreciation expense for the period from May 1, 2007 (date of inception) to December 31, 2007, the years ended December 31, 2008 and 2009 and the nine months ended October 2, 2010 was $9,000, $49,000, $60,000 and $53,000, respectively.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

6.	Commitments and Contingencies

Leases

We entered into an operating lease agreement for our facility. The term of this lease originally ran from September 1, 2007 through August 31, 2010. The monthly base rent amount is fixed over the entire term of the lease. Terms of this lease arrangement include market rate renewal options, payment of executory costs such as real estate taxes, insurance and common area maintenance. We also lease certain other office equipment under non-cancelable operating lease arrangements which are not recognized on our balance sheets.

Annual future minimum lease obligations under our operating lease agreements as of December 31, 2009 are as follows:

2010	$46
2011	3
2012	3

Total	$52

(In thousands)

In June 2010, we extended our facility lease for 13 additional months to September 30, 2011. This increased our future minimum lease payments for 2010 and 2011 to $57,000 and $46,000, respectively.

Rent expense was $14,000, $57,000, $57,000 and $43,000 for the years ended December 31, 2007, 2008 and 2009 and the nine months ended October 2, 2010, respectively, and $128,000 for the period from May 1, 2007 (date of inception) to December 31, 2009.

Royalty Payments

The core intellectual property relating to our eSVS MESH, including five patent applications pending in the United States and nine patent applications pending in countries outside the United States, was acquired from Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. As consideration for the assignment of such intellectual property, we have agreed to pay Medtronic an aggregate of up to $15.0 million upon the achievement of certain sales milestones and a royalty of 4% on sales of our eSVS MESH. The milestones and related payments consist of $5.0 million due on the one-year anniversary of the first commercial sale of our eSVS MESH, $5.0 million due when our cumulative net sales reach $15.0 million and $5.0 million due when our cumulative net sales reach $40.0 million. We reached the first milestone in June 2010 and accrued an expense for the first milestone obligation. Royalty obligations are payable 60 days after the end of each fiscal quarter, are recorded as a component of our cost of sales and will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reaches $100.0 million.

Legal Proceedings

We are not currently engaged in any litigation.

Employment Agreements

We entered into an employment agreement with Manny Villafaña, our founder, Chief Executive Officer and sole director, on July 19, 2007, which provides for a base salary and discretionary bonuses as determined by our Board of Directors. Mr. Villafaña is also entitled to participate in any employee benefit plans we sponsor. If we terminate Mr. Villafaña’s employment without cause, he is entitled to his base salary for the entire term of the employment agreement, which expires on July 1, 2012.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Mr. Villafaña’s employment agreement contains usual and customary provisions relating to confidential information and assignment of inventions to us. In addition, the agreement contains certain provisions concerning Mr. Villafaña’s post-employment activities. Pursuant to the agreement, he has agreed not to compete with us for a period of two years after the termination of his employment. Such two-year period will automatically be extended by one year increments, up to a total of five years, unless terminated by us. As consideration for this non-competition provision, we will make a monthly payment to Mr. Villafaña equal to one twelfth of his base salary at the time of termination, adjusted to the Consumer Price Index, or CPI, beginning with the first month after termination of employment and continuing until the non-competition provision expires. Mr. Villafaña will also be entitled to continue his participation in our medical benefits plan for the term of the non-competition provision, provided he continues to pay the employee portion of the premium. Following the termination of his employment with us, Mr. Villafaña has also agreed to consult on non-confidential matters at the request of our Board of Directors.

We also entered into a change in control agreement with Mr. Villafaña on September 12, 2008. Under the terms of this agreement, if, within 24 months of a change in control, Mr. Villafaña’s employment is terminated by us other than for cause, or if he resigns for good reason, Mr. Villafaña will be entitled to a prorated portion of any annual incentive bonus for the fiscal year in which the termination occurs and a severance benefit equal to three years of his base salary. The change in control agreement will expire on September 12, 2011, but will be automatically extended by one-year increments thereafter unless either party provides written notice to the other of the intent not to extend the agreement.

We have entered into employment agreements with certain key employees providing for an annual salary and such benefits in the future as may be approved by the Board of Directors. We have also entered into change of control agreements with employees which provide that if the employee is terminated for a reason other than cause, or resigns for good reason, upon a merger, acquisition, sale of substantially all of our assets, or liquidation, the employee will receive severance payments equal to his or her monthly salary for 12 to 36 months.

Indemnification Agreements

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2009.

7.	Convertible Promissory Notes and Equity Financing

Investment Agreement with Kips Bay Investments, LLC

We are a party to an Investment Agreement dated July 19, 2007 with Manny Villafana and Kips Bay Investments, LLC, or KBI, which had no relationship to us prior to entering into the Investment Agreement. Pursuant to the Investment Agreement, KBI sold us all of its right, title and interest to certain intellectual property assets in exchange for a first secured promissory note dated July 19, 2007 with a principal amount of $100,000 and loaned to us $2.9 million in exchange for a second secured promissory note dated July 19, 2007 with a principal amount of $2.9 million. The $100,000 note and the $2.9 million note, collectively the Notes, accrued interest at a rate of 9% per annum. All principal and accrued interest under the Notes was convertible into shares of our common

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

stock at a per share price of $0.625 per share. In connection with the issuance of the Notes, we entered into a Loan and Security Agreement with KBI, pursuant to which we granted a security interest in all of our existing and to-be-acquired property and proceeds therefrom, including all intellectual property assets transferred to us pursuant to the first secured promissory note.

The Investment Agreement also granted KBI two stock purchase options. The first stock purchase option granted KBI the right to purchase 600,000 shares of our common stock for $3.5 million following our determination that our eSVS MESH was suitable for human implantation. The second stock purchase option granted KBI the right to purchase an additional 600,000 shares of our common stock for $3.5 million following the first implantation of our eSVS MESH. The Investment Agreement also provides certain registration rights to KBI. The relative fair value of the stock purchase options and the beneficial conversion feature on the Notes were recorded as discounts on the Notes and were amortized over the term of the Notes using the effective interest method.

In April 2008, we determined that our eSVS MESH was suitable for human implantation, and KBI subsequently exercised its first stock purchase option under the Investment Agreement, purchasing an aggregate of 600,000 shares of our common stock for a purchase price of $3.5 million in nine installments from May 2008 to June 2009. In August 2008, the first implantation of our eSVS MESH took place thereby satisfying the condition to the second stock purchase option. KBI exercised the second option in February 2010, purchasing an additional 600,000 shares for a purchase price of $3.5 million.

We account for derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging, which provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. We do not use derivative instruments for hedging of market risks or for trading or speculative purposes. Effective January 1, 2009, we were required to adopt FASB ASC 815-40, (formerly EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock), which clarified the determination of whether equity-linked instruments (or embedded features), such as the options to purchase our common stock granted to KBI, are considered indexed to our own stock, which would qualify as a scope exception under FASB ASC 815. As a result of adopting FASB ASC 815-40, the second option to purchase our common stock granted to KBI is considered a derivative liability and must be measured at fair value. As noted above, the first option was exercised in 2008 and was not outstanding at the effective date for FASB ASC 815-40.

The estimated fair value of our investor stock purchase option liability is recorded as a current liability on our balance sheets. Changes in the estimated fair values of this liability are recorded in our statements of operations.

On January 1, 2009, the date of adoption, we estimated the fair value of the second option to be $1.6 million and this amount was recorded as a cumulative effect adjustment on January 1, 2009, which increased our deficit accumulated during development stage by $1.4 million. We estimated the fair value of this option as of January 1, 2009 using a Black-Scholes valuation model using the following assumptions: fair value of our common stock: $6.00; dividend yield: 0%; volatility: 70%; risk free interest rate: 0.88%; and expected term: 2.5 years. The fair value of our common stock was determined based upon the sale price in our private placement offering that commenced in March 2009. The estimated dividend yield is zero as we have no intent to pay dividends in the foreseeable future. Volatility was estimated based upon a portfolio of guideline companies in the same or similar lines of business. The risk free interest rate was determined based upon the yield of constant maturity U.S. Treasury bills with durations approximating the expected term. The expected term was based upon the term of the Notes.

The effect of marking this liability to “market” at December 31, 2009 resulted in a net decrease in the estimated fair values of this liability of $610,000, resulting in an estimated fair value of this liability of $960,000. We estimated the fair value of this option as of December 31, 2009 using a Black-Scholes valuation model using the following assumptions: fair value of our common stock: $7.00; dividend yield: 0%; volatility: 70%; risk free interest rate: 0.06%; and expected term: 0.25 years. These assumptions changed from January 1, 2009 due

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

primarily to the commencement of our second private placement offering, under which we sold our common stock at $7.00 per share. In December 2009, we began discussions with an investment banker in order to prepare for a potential initial public offering of our common stock. As a result, we decreased the estimated expected term to coincide with the anticipated timing of an initial public offering.

In March 2009, KBI converted the entire principal amount of $3.0 million and partially converted $217,188 of $467,188 in accrued interest on the Notes into 5,147,389 shares of our common stock at a price of $0.625 per share, and we paid KBI the balance of $250,000 of accrued interest in cash. In connection with KBI’s exercise of the second stock purchase option in February 2010, we and KBI entered into an agreement whereby KBI repaid us the $250,000 in cash and we issued KBI 400,000 shares of our common stock at a price of $0.625 per share. We accounted for this agreement and its effect on the second stock purchase option as an exchange of the original option for a new option. As the second stock purchase option was exercised concurrent with the repayment and conversion of interest, the fair value of the option was determined based upon the difference between the fair value of our common stock and the exercise price of the option. The fair value of our common stock at the date of modification was determined to be $7.00 per share, based upon the sale price of our common stock to unrelated third-party investors under a private offering which completed in February 2010. We recorded a charge of $2.3 million as the change in fair value of investor stock purchase option, increasing the recorded investor stock purchase option liability to $3.25 million. This liability was then reclassified to additional paid in capital in conjunction with issuance of shares related to the exercise of the second stock purchase option.

Common Stock Offerings

In March 2009, we commenced a private offering of a minimum of 500,000 shares of our common stock and up to a maximum of 1,666,667 shares of our common stock to certain accredited investors at an offering price of $6.00 per share. We sold an aggregate of 516,241 shares of common stock in the private offering, which was completed in August 2009. KBI purchased 41,667 shares of our common stock in this private offering.

In October 2009, we commenced a private offering of 714,286 shares of our common stock to certain accredited investors at an offering price of $7.00 per share. We sold an aggregate of 317,161 shares of common stock in the private offering, which was completed in February 2010.

8.	Stock-Based Compensation

2007 Long-Term Incentive Plan

Our 2007 Long-Term Incentive Plan, or the Plan, was adopted by the Board of Directors in July 2007. The Plan permits the granting of incentive and non-statutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and other stock awards to eligible employee, directors and consultants. We grant options to purchase shares of common stock under the Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the Plan have a maximum term of ten years and generally vest over four years at the rate of 25% of total shares underlying the option each year. Under the Plan, a total of 2,000,000 shares of common stock were initially reserved for issuance.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

A summary of option activity is as follows:

		Weighted
	Shares Under	Average	Available
	Option	Exercise Price	For Grant

Options outstanding at May 1, 2007 (date of inception)	—	$—	2,000,000
Granted	295,000	1.00	(295,000)

Options outstanding at December 31, 2007	295,000	1.00	1,705,000
Granted	253,000	4.65	(253,000)
Exercised	—	—	—
Cancelled	(16,250)	2.21	16,250

Options outstanding at December 31, 2008	531,750	1.72	1,468,250
Granted	70,000	5.93	(70,000)
Exercised	(1,000)	1.00	—
Cancelled	(2,750)	1.00	2,750

Options outstanding at December 31, 2009	598,000	3.08	1,401,000

Granted	215,000	7.00	(215,000)
Exercised	—	—	—
Cancelled	—	—	—

Options outstanding at October 2, 2010 (unaudited)	813,000	$4.12	1,186,000

The grant date total fair value of employee options vested during the years ended December 31, 2007, 2008 and 2009 and the nine months ended October 2, 2010 was $0, $27,000, $67,000 and $110,00, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $0, $0 and $5,000, respectively, and for the nine months ended October 3, 2009 and October 2, 2010 was $5,000 and $0, respectively. Total proceeds received for options exercised during years ended December 31, 2008 and 2009 was $0 and $1,000, respectively. There were no options exercised in 2010.

Information about stock options outstanding, vested and expected to vest as of December 31, 2009, is as follows:

Outstanding, Vested and Expected to Vest			Options Vested
		Weighted
		Average
		Remaining
		Contractual	Weighted
Per Share		Life	Average	Options
Exercise Price	Shares	(Years)	Exercise Price	Exercisable

$1.00	334,000	7.80	$1.00	166,000
2.00	10,000	8.19	2.00	2,500
5.83	214,000	8.81	5.83	84,750
6.00	40,000	9.68	6.00	—

	598,000	8.30	2.63	253,250

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Information about stock options outstanding, vested and expected to vest as of October 2, 2010, is as follows:

Outstanding, Vested and Expected to Vest			Options Vested
		Weighted
		Average
		Remaining
		Contractual	Weighted
Per Share		Life	Average	Options
Exercise Price	Shares	(Years)	Exercise Price	Exercisable

$1.00	334,000	7.05	$1.00	237,000
2.00	10,000	7.44	2.00	5,000
5.83	214,000	8.06	5.83	100,750
6.00	40,000	8.92	6.00	10,000
7.00	215,000	9.37	7.00	12,500

	813,000	8.02	2.69	365,250

Stock-Based Compensation Expense

Total employee stock-based compensation expense recognized under FASB ASC 718 was as follows:

	Period from May 1,					Period from May 1,
	2007 (Date of			Nine Months Ended		2007 (Date of
	Inception) to	December 31,		October 3,	October 2,	Inception) to
	December 31, 2007	2008	2009	2009	2010	October 2, 2010
				(unaudited)		(unaudited)
Cost of sales	$—	$—	$—	$—	$6	$6
Research and development	5	37	83	63	114	239
Selling, general and administrative	2	9	12	9	54	77

Total stock-based compensation	$7	$46	$95	$72	$174	$322

(In thousands)

As of December 31, 2007, 2008, 2009 and October 2, 2010, total compensation expense related to unvested employee stock options not yet recognized was $86,000, $199,000, $297,000 and $670,000 (unaudited), respectively, which is expected to be allocated to expenses over a weighted-average period of 3.68, 2.88, 2.22 and 2.13 years, respectively.

The assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2007, 2008 and 2009, for the period from May 1, 2007 (Date of Inception) to October 2, 2010, and for the nine months ended October 3, 2009 and October 2, 2010, are as follows:

	Period from May 1,					Period from May 1,
	2007					2007
	(Date of Inception) to			Nine Months Ended		(Date of Inception) to
	December 31,	December 31,		October 3,	October 2,	October 2,
	2007	2008	2009	2009	2010	2010
				(unaudited)		(unaudited)
Risk free interest rate	3.39-4.32%	2.66-3.58%	1.75-2.80%	1.75-2.80%	2.45-2.82%	1.75-4.32%
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	52%	53%	48%	48%	50%	48-53%
Expected term	5.75-6.25 years	5.75-6.25 years	6.25 years	6.25 years	5.75-6.25 years	5.75-6.25 years
Weighted average grant date fair value	$0.55	$2.42	$2.91	$2.91	$3.56	$2.09

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Nonemployee Stock-Based Compensation

We account for stock options granted to nonemployees as required by FASB ASC 718. In connection with stock options granted to nonemployees we recorded $8,000, $292,000 and $342,000 for nonemployee stock-based compensation during the years ended December 31, 2007, 2008 and 2009, respectively, and $642,000 for nonemployee stock-based compensation for the period from May 1, 2007 (Date of Inception) to December 31, 2009. We recorded $211,000 and $292,000 (unaudited) for nonemployee stock-based compensation for the nine months ended October 3, 2009 and October 2, 2010, respectively. These amounts were based upon the fair value of the vested portion of the grants.

Amounts expensed during the remaining vesting period will be determined based on the fair value at the time of vesting.

9.	Employee Benefit Plan

We maintain a simplified employee retirement plan, or SEP, which commenced on January 1, 2008. The SEP is a defined contribution plan; employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. We contribute up to 3% of each individual’s base salary as required under the safe-harbor provisions of Internal Revenue Service rules governing SEP plans. Our contributions vest immediately and are expensed when paid. We have recorded contributions of $33,000 and $38,000 for the years ended December 31, 2008 and 2009, respectively, and $71,000 for the period from May 1, 2007 (Date of Inception) to December 31, 2009. We recorded contributions of $29,000 and $35,000 for the nine months ended October 3, 2009 and October 2, 2010, respectively.

10.	Income Taxes

We have incurred net operating losses since inception. We have not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements and have established a full valuation allowance against our deferred tax assets.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

The significant components of our deferred tax assets for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009

Deferred tax assets:
Net operating loss carryforwards	$1,438	$2,838
Intangible assets—license agreement	62	89
Stock-based compensation	134	283
Short-term investment impairment	37	37
Research credit carryforwards	200	408
Other	61	51

Total deferred tax assets	1,932	3,706
Deferred tax liabilities:	—	—

Total deferred taxes	1,932	3,706
Valuation allowance	(1,932)	(3,706)

Net deferred tax asset	$—	$—

(In thousands)

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Period from			Period from
	May 1, 2007			May 1, 2007
	(Date of Inception)			(Date of Inception)
	to December 31,	Year Ended December 31,		to December 31,
	2007	2008	2009	2009

Statutory rate	34.0%	34.0%	34.0%	34.0%
Permanent differences	(7.2)	(3.3)	(1.4)	(2.7)
State and local income taxes	7.7	8.9	9.4	9.0
Credits and other	1.8	5.0	5.5	5.0
Valuation allowance	(36.3)	(44.6)	(47.5)	(45.3)

	0.0%	0.0%	0.0%	0.0%

Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. Because of our history of operating losses, management believes that the deferred tax assets arising from the above-mentioned future tax benefits are currently not likely to be realized and, accordingly, we have provided a full valuation allowance. The net valuation allowance increased by $1.7 million and $1.8 million for the years ended December 31, 2008 and 2009, respectively, and $3.7 million for the period from May 1, 2007 (Date of Inception) to December 31, 2009.

Net operating losses and tax credit carryforwards as of December 31, 2009, are as follows:

	Amount	Expiration Years

Net operating losses—federal	$6,481	Beginning 2027
Tax credits—federal	$396	Beginning 2027

(In thousands)

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, or the IRC, and similar state provisions. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

We would classify interest and penalties related to uncertain tax positions in income tax expense, if applicable. There was no interest expense or penalties related to unrecognized tax benefits recorded through December 31, 2009. The tax years 2007 through 2009 remain open to examination by federal and state tax authorities.

Unsupported vs. eSVS Mesh supported vein grafts 180 days after aortocoronary artery bypass in the sheep model Representative angiographs of an unsupported graft (left) showing poor contrast filling and an eSVS Mesh supported graft (right) showing excellent contrast filling of the graft body and distal coronary artery. Representative cross-sectional photomicrographs of an unsupported graft (left) showing severe dilatation, a thickened vessel wall and intralumenal thrombus formation and an eSVS Mesh supported graft (right) showing optimal healing characteristics (modified Masson’s elastin trichrome stain). Representative gross photographs of cross and longitudinal sections of an unsupported graft (left) showing severe dilitation, a thickened wall and laminar intralumenal thrombus deposition and an eSVS Mesh supported graft (right) showing no dilatation, normal wall thickness and a smooth, glistening lumen.

Kips Bay Medical, Inc.

2,750,000 Shares of Common Stock

Prospectus

Rodman & Renshaw, LLC	Newbridge Securities Corporation

Caris & Company	Chardan Capital Markets, LLC

          , 2011

Part II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and non-accountable expense allowance, payable by us in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market listing fee.

Amount

SEC registration fee	$4,100
FINRA filing fee	6,250
NASDAQ Global Market listing fee	125,000
Blue sky fees and expenses	10,000
Legal fees and expenses	665,000
Accounting fees and expenses	250,000
Printing expenses	175,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	305,000

Total	$1,545,350

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Our certificate of incorporation and amended and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law.

As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit indemnification. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15.	Recent Sales of Unregistered Securities.

Since our inception in May 2007, we have issued and sold the following unregistered securities:

1. In July 2007, we issued an aggregate of 6,000,000 shares of our common stock to our officers and director at a per share price of $0.0167 per share for aggregate consideration of $100,000.

2. We have granted stock options to purchase an aggregate of 813,000 shares of our common stock at exercise prices ranging from $1.00 to $7.00 per share through a total of 43 grants to executive officers, employees, director and consultants pursuant to our 2007 Long-Term Incentive Plan.

3. We have issued and sold an aggregate of 1,000 shares of our common stock to an employee, at a price of $1.00 per share pursuant to exercises of options granted under our 2007 Long-Term Incentive Plan.

4. In April 2008, KBI exercised its option to purchase shares in connection with the Investment Agreement and related convertible promissory notes entered into with KBI in July 2007. Between May 2008 and June 2009, we issued an aggregate of 600,000 shares of our common stock to KBI for aggregate consideration of $3.5 million in satisfaction of this exercise.

5. In March 2009, we issued an aggregate of 5,147,389 shares of our common stock to KBI for aggregate consideration of $3.2 million in connection with the Investment Agreement and related convertible promissory notes entered into with KBI in July 2007.

6. In February 2010, we issued 1,000,000 shares of our common stock to KBI for aggregate consideration of $3.8 million.

7. During March through August 2009, we issued and sold in a series of closings, an aggregate of 516,241 shares of our common stock at a per share price of $6.00, for aggregate consideration of $3.1 million in a private placement offering.

8. During October 2009 through February 2010, we issued and sold an aggregate of 317,161 shares of our common stock at a per share price of $7.00, for aggregate consideration of $2.2 million in a private placement offering.

The offers, sales and issuances of the securities described in 1-3 above were deemed to be exempt from registration under the Securities Act under either (i) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in 4-8 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Index

Exhibit
Number		Description of Exhibit

1	.1**	Form of Underwriting Agreement.
3	.1**	Certificate of Incorporation of the Registrant.
3	.2**	Amended and Restated Bylaws of the Registrant.
4	.1**	Form of Common Stock Certificate.
5.1		Opinion of Fredrikson & Byron, P.A., counsel to the Registrant, with respect to the legality of securities being registered.
10	.1**	Lease Agreement by and between the Registrant and St. Paul Properties, Inc., as assigned to St. Paul Fire and Marine Insurance Company, dated as of July 26, 2007.
10	.2**	Investment Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of July 19, 2007.
10	.3**	Loan and Security Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of June 19, 2007.
10	.4**	First Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of July 19, 2007.
10	.5**	Second Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of July 19, 2007.
10	.6**	Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
10	.7**	Debt Conversion Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
10	.8**	Assignment and License Agreement by and between the Registrant and Medtronic, Inc., dated as of October 9, 2007.
10	.9**	Assignment by Medtronic, Inc. to the Registrant, dated as of August 26, 2008.
10	.10**	Trademark Transfer Agreement by Medtronic, Inc. to the Registrant, dated as of October 10, 2007.
10	.11@**	Employment Agreement by and between the Registrant and Manuel A. Villafaña, dated as of July 19, 2007.
10	.12@**	Employment Agreement by and between the Registrant and Michael Winegar, dated as of September 1, 2007.
10	.13@**	Employment Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.
10	.14**	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers.
10	.15@**	Change in Control Agreement by and between the Registrant and Manuel A. Villafaña, dated as of September 12, 2008.
10	.16@**	Change in Control Agreement by and between the Registrant and Michael Winegar, dated as of September 12, 2008.

Exhibit
Number		Description of Exhibit

10	.17@**	Change in Control Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.
10	.18@**	2007 Long-Term Incentive Plan.
10	.19@**	Form of Incentive Stock Option Agreement under the 2007 Long-Term Incentive Plan.
10	.20@**	Form of Non-Qualified Stock Option Agreement under the 2007 Long-Term Incentive Plan.
10	.21@**	Form of Restricted Stock Agreement under the 2007 Long-Term Incentive Plan.
10	.22**	Letter by and between the Registrant and Kips Bay Investments, LLC dated May 19, 2010.
10	.23**	Indemnification Agreement between the Registrant and Manny Villafaña
10	.24**	Indemnification Agreement between the Registrant and Michael P. Winegar.
10	.25**	Indemnification Agreement between the Registrant and Scott Kellen.
10	.26**	Indemnification Agreement between the Registrant and Arch C. Smith.
10	.27**	Indemnification Agreement between the Registrant and Robert E. Munzenrider.
10	.28**	Indemnification Agreement between the Registrant and Robert J. Sheehy.
10	.29**	Assignment by Medtronic, Inc. to the Registrant, dated as of October 10, 2007.
10	.30**	Consulting Agreement by and between the Registrant and Symbios Clinical, Inc., dated as of July 21, 2008.
10	.31**	CRO Services Agreement by and between the Registrant and Symbios Clinical, Inc., dated as of March 25, 2010.
10	.32**	Amendment No. 1 to Lease by and between the Registrant and St. Paul Fire and Marine Insurance Company, dated as of June 14, 2010.
10	.33**	Distribution Agreement by and between the Registrant and LeviBiotech s.r.l., dated July 1, 2010.
10	.34**	Distribution Agreement by and between the Registrant and Master Surgery Systems AS, dated November 22, 2010.
10	.35**	Distribution Agreement by and between the Registrant and Pacific Medical Systems Ltd., dated October 12, 2010.
10	.36**	Distribution Agreement by and between the Registrant and Systemed A.E., dated November 22, 2010.
10	.37**	Distribution Agreement by and between the Registrant and Transmedic PTE Ltd., dated August 2, 2010.
10	.38**	Distribution Agreement by and between the Registrant and Advanced Biomedical Pty Ltd., dated July 22, 2010.
10	.39**	Distribution Agreement by and between the Registrant and Biomed, S.A., dated July 12, 2010.
10	.40**	Distribution Agreement by and between the Registrant and Calmedical Ltd., dated June 17, 2010.
10	.41**	Distribution Agreement by and between the Registrant and Cardiac Services Ltd., dated November 22, 2010.
10	.42**	Distribution Agreement by and between the Registrant and F.O.C.S. Gmbh, dated June 17, 2010.
10	.43**	Distribution Agreement by and between the Registrant and Fehling Instruments Middle East F.Z.C., dated September 1, 2010.
10	.44**	Distribution Agreement by and between the Registrant and Krijnen Medical Innovations B.V., dated June 17, 2010.
10	.45**	Distribution Agreement by and between the Registrant and ERA Foreign Trade Ltd., dated October 27, 2010.
10	.46**	Distribution Agreement by and between the Registrant and Sygan Medical Gmbh, dated January 11, 2011.
21		Subsidiaries of the Registrant - None.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
24	.1**	Powers of Attorney (see signature page to initial filing).
99	.1**	Consent of Michael Winegar
99	.2**	Consent of Arch C. Smith
99	.3**	Consent of Robert E. Munzenrider
99	.4**	Consent of Robert J. Sheehy

*	To be filed by amendment.

**	Previously filed.

@	Denotes management compensation plan or contract.

(b) Financial Statement Schedules.

All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Schedule II. Valuation and Qualifying Accounts

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

(3) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 10 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on this 9th day of February, 2011.

Kips Bay Medical, Inc.

By:	/s/ Manny Villafaña
Manny Villafaña
Chairman of the Board and Chief
Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Manny Villafaña Manny Villafaña	Chairman of the Board, Chief Executive Officer, and Director (principal executive officer)	February 9, 2011

/s/ Scott Kellen Scott Kellen	Chief Financial Officer and Vice President of Finance (principal financial officer and principal accounting officer)	February 9, 2011

Kips Bay Medical, Inc.
Registration Statement On Form S-1

Exhibit Index

Exhibit
Number		Description of Exhibit

1	.1**	Form of Underwriting Agreement.
3	.1**	Certificate of Incorporation of the Registrant.
3	.2**	Amended and Restated Bylaws of the Registrant.
4	.1**	Form of Common Stock Certificate.
5.1		Opinion of Fredrikson & Byron, P.A., counsel to the Registrant, with respect to the legality of securities being registered.
10	.1**	Lease Agreement by and between the Registrant and St. Paul Properties, Inc., as assigned to St. Paul Fire and Marine Insurance Company, dated as of July 26, 2007.
10	.2**	Investment Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of July 19, 2007.
10	.3**	Loan and Security Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of June 19, 2007.
10	.4**	First Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of July 19, 2007.
10	.5**	Second Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of July 19, 2007.
10	.6**	Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
10	.7**	Debt Conversion Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
10	.8**	Assignment and License Agreement by and between the Registrant and Medtronic, Inc., dated as of October 9, 2007.
10	.9**	Assignment by Medtronic, Inc. to the Registrant, dated as of August 26, 2008.
10	.10**	Trademark Transfer Agreement by Medtronic, Inc. to the Registrant, dated as of October 10, 2007.
10	.11@**	Employment Agreement by and between the Registrant and Manuel A. Villafaña, dated as of July 19, 2007.
10	.12@**	Employment Agreement by and between the Registrant and Michael Winegar, dated as of September 1, 2007.
10	.13@**	Employment Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.
10	.14**	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers.
10	.15@**	Change in Control Agreement by and between the Registrant and Manuel A. Villafaña, dated as of September 12, 2008.
10	.16@**	Change in Control Agreement by and between the Registrant and Michael Winegar, dated as of September 12, 2008.
10	.17@**	Change in Control Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.
10	.18@**	2007 Long-Term Incentive Plan.
10	.19@**	Form of Incentive Stock Option Agreement under the 2007 Long-Term Incentive Plan.
10	.20@**	Form of Non-Qualified Stock Option Agreement under the 2007 Long-Term Incentive Plan.
10	.21@**	Form of Restricted Stock Agreement under the 2007 Long-Term Incentive Plan.
10	.22**	Letter by and between the Registrant and Kips Bay Investments, LLC dated May 19, 2010.
10	.23**	Indemnification Agreement between the Registrant and Manny Villafaña
10	.24**	Indemnification Agreement between the Registrant and Michael P. Winegar.

Exhibit
Number		Description of Exhibit

10	.25**	Indemnification Agreement between the Registrant and Scott Kellen.
10	.26**	Indemnification Agreement between the Registrant and Arch C. Smith.
10	.27**	Indemnification Agreement between the Registrant and Robert E. Munzenrider.
10	.28**	Indemnification Agreement between the Registrant and Robert J. Sheehy.
10	.29**	Assignment by Medtronic, Inc. to the Registrant, dated as of October 10, 2007.
10	.30**	Consulting Agreement by and between the Registrant and Symbios Clinical, Inc., dated as of July 21, 2008.
10	.31**	CRO Services Agreement by and between the Registrant and Symbios Clinical, Inc., dated as of March 25, 2010.
10	.32**	Amendment No. 1 to Lease by and between the Registrant and St. Paul Fire and Marine Insurance Company, dated as of June 14, 2010.
10	.33**	Distribution Agreement by and between the Registrant and LeviBiotech s.r.l., dated July 1, 2010.
10	.34**	Distribution Agreement by and between the Registrant and Master Surgery Systems AS, dated November 22, 2010.
10	.35**	Distribution Agreement by and between the Registrant and Pacific Medical Systems Ltd., dated October 12, 2010.
10	.36**	Distribution Agreement by and between the Registrant and Systemed A.E., dated November 22, 2010.
10	.37**	Distribution Agreement by and between the Registrant and Transmedic PTE Ltd., dated August 2, 2010.
10	.38**	Distribution Agreement by and between the Registrant and Advanced Biomedical Pty Ltd., dated July 22, 2010.
10	.39**	Distribution Agreement by and between the Registrant and Biomed, S.A., dated July 12, 2010.
10	.40**	Distribution Agreement by and between the Registrant and Calmedical Ltd., dated June 17, 2010.
10	.41**	Distribution Agreement by and between the Registrant and Cardiac Services Ltd., dated November 22, 2010.
10	.42**	Distribution Agreement by and between the Registrant and F.O.C.S. Gmbh, dated June 17, 2010.
10	.43**	Distribution Agreement by and between the Registrant and Fehling Instruments Middle East F.Z.C., dated September 1, 2010.
10	.44**	Distribution Agreement by and between the Registrant and Krijnen Medical Innovations B.V., dated June 17, 2010.
10	.45**	Distribution Agreement by and between the Registrant and ERA Foreign Trade Ltd., dated October 27, 2010.
10	.46**	Distribution Agreement by and between the Registrant and Sygan Medical Gmbh, dated January 11, 2011.
21		Subsidiaries of the Registrant - None.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
24	.1**	Powers of Attorney (see signature page to initial filing).
99	.1**	Consent of Michael Winegar
99	.2**	Consent of Arch C. Smith
99	.3**	Consent of Robert E. Munzenrider
99	.4**	Consent of Robert J. Sheehy

*	To be filed by amendment.

**	Previously filed.

@	Denotes management compensation plan or contract.